As filed with the Securities and Exchange Commission on December 27, 2000
                                          Registration Statement No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                                 MASCOTECH, INC.
             (Exact name of registrant as specified in its charter)
                                  -------------
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

           Delaware                                   3714                               38-2513957
(State or other jurisdiction of           (Primary Standard Industrial                (I.R.S. Employer
incorporation or organization)             Classification Code Number)             Identification Number)
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   Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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                         CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                  Amount to be            Proposed Maximum             Proposed Maximum             Amount of
   Title of Securities to be       Registered       Offering Price Per Share (1) Aggregate Offering Price (1)   Registration Fee
           Registered
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, par value
  $1.00 per share                464,785 shares                $16.90                     $7,854,867                 $1,964
=================================================================================================================================
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(1)  Estimated pursuant to Rule 457 solely for the purpose of calculating the amount of the registration fee.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                 SUBJECT TO COMPLETION, DATED DECEMBER 27, 2000


PROSPECTUS


                                 464,785 Shares

                                 MASCOTECH, INC.


                                  Common Stock
                              --------------------

     The selling stockholders named in this prospectus under the heading "Selling Stockholders" are offering for sale, from time to time, up to 464,785 shares of common stock of MascoTech, Inc.

     There is no public market for our common stock and none is expected to develop for any shares offered hereby for the foreseeable future. Our common stock traded on The New York Stock Exchange until November 28, 2000, when, as a result of a recapitalization merger, our common stock was delisted from The New York Stock Exchange. Purchasers of common stock hereby must be prepared to hold their shares indefinitely and be prepared to bear the risk of loss of their entire investment. This prospectus has been prepared in accordance with an agreement between MascoTech and the selling stockholders.

     Each selling stockholder, acting as principal for its own account or in brokerage transactions at prevailing market prices, if any, or in transactions at negotiated prices, may offer its shares for sale. We will not receive any proceeds from the sale of the shares by these selling stockholders, but will pay the registration fee and our own expenses for registering the shares to be sold. The selling stockholders will receive all of the proceeds from the sale of their shares and will pay underwriting discounts and selling commissions, if any, applicable to any sale of shares covered by this prospectus.

     It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price, the underwriting discounts or selling commissions, if any, applicable to the sale of the shares covered by this prospectus and the net proceeds to the selling stockholders will be determined at the time of such sale by the selling stockholders.

     Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 5 to read about factors that you should consider before buying shares of our common stock.

                              --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is           , 2001




     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any offer or sale of our common stock. In this prospectus, "MascoTech," "we,"
"us" and "our" refer to MascoTech, Inc. and its subsidiaries.

                              -------------------

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                                TABLE OF CONTENTS

                                         Page                                                        Page

Forward-Looking Statements.................i                Management................................40
Prospectus Summary.........................1                Security Ownership of Certain
The Offering...............................4                Beneficial Owners and Management..........48
Risk Factors...............................5                Related Party Transactions................51
The Recapitalization......................11                Description of Capital Stock..............55
Use of Proceeds...........................13                Description of Our Indebtedness...........59
Dividend Policy...........................13                Plan of Distribution......................63
Determination of Offering Price...........13                Legal Matters.............................64
Capitalization............................14                Experts...................................64
Selling Stockholders......................16                Where You Can Find Additional
Pro Forma Financial Data..................17                Information...............................64
Selected Historical Financial Data........24                Index to Financial Statements............F-1
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations...........................25


                              --------------------

     Until , 2001, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter.

                           forward-looking statements

     This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

     o    our business strategy;

     o    our liquidity and capital expenditures;

     o    our debt levels and ability to obtain financing and service debt;

     o    competitive pressures and trends in the automotive supply industry;

     o cyclicality and economic condition of the industries we currently serve;

     o    uncertainty regarding our future operating results;

     o    prevailing levels of interest rates; and

     o plans, objectives, expectations and intentions contained in this prospectus that are not historical.

     All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in the shares of common stock offered by this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless we indicate otherwise, all information in this prospectus which refers to MascoTech or "we" or "our" refers to the business of MascoTech prior to its acquisition of Simpson Industries, Inc.

                                 MascoTech, Inc.

Our Company

     We are a global diversified industrial manufacturer of highly engineered products for the transportation, industrial and consumer markets. Our products include metal-formed and precision-engineered components and modular systems used in vehicle engine and drivetrain applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. We serve a broad range of over 150 automotive and industrial customers. Approximately 46% of our 1999 sales were of original equipment automotive products and services. We operate through two business groups. Our Metal Forming Group, accounts for approximately two-thirds of our sales and our Diversified Industrial Product Group, accounts for the remaining one-third of our sales.

     Metal Forming Group. Our Metal Forming Group manufactures a broad range of products used in automotive and industrial applications. The Metal Forming Group's sales are primarily to light vehicle OEMs and component assemblers, but also include other customers in the aerospace, heavy truck, construction, general industrial and consumer markets. The Metal Forming Group's products, which are used in engine, transmission and drivetrain components, assemblies and subassemblies, include cold, warm and hot forged products, forged and conventional powdered metal products and tubular fabricated products. In addition, the Metal Forming Group manufactures specialty fasteners and other metal formed products used in a variety of industrial applications.

     Diversified Industrial Product Group. Our Diversified Industrial Product Group manufactures towing and related accessories as well as a broad range of products used in industrial applications. The Diversified Industrial Product Group's towing and accessories products include trailer hitches, hitch mounted accessories, jacks, couplers and winches, roof racks and related electrical products. Specialty industrial products include closures and dispensing products, gaskets, insulation products and precision cutting tools for a wide variety of customers in the chemical, refining, container, construction and other industries.

The Recapitalization

     On November 28, 2000, a recapitalization of MascoTech was consummated in accordance with the terms of a recapitalization agreement. Pursuant to the recapitalization agreement, our publicly traded common stock was converted into the right to receive $16.90 in cash plus additional cash amounts, if any, based upon the net proceeds from any future disposition of the stock of Saturn Electronics & Engineering Inc. owned by us. Only holders of our common stock at the time of the recapitalization will be entitled to proceeds from any disposition of our Saturn stock. Investors in the common stock offered hereby will not be entitled to receive any Saturn proceeds. In connection with the recapitalization, certain of our stockholders, primarily Masco Corporation and Richard A. Manoogian and the related Richard and Jane Manoogian Foundation, agreed to roll over a portion of their investment in us and consequently remain as stockholders in MascoTech.

     The recapitalization, the repayment of certain of our existing indebtedness and the payment of fees and expenses in connection with the recapitalization was financed through approximately (1) $435 million in equity financing provided by Heartland Industrial Partners, L.P. and its affiliates, investment funds associated with Credit Suisse First Boston, or CSFB, and other equity co-investors, (2) $123.8 million of proceeds from the sale of certain equity investments owned by us, (3) $1,016 million from borrowings under our new credit facility and (4) $118.5 million of proceeds from the sale of accounts receivable pursuant to a new accounts receivable facility.

     As a result of the recapitalization, we are controlled by Heartland and its affiliates. The purpose of the recapitalization was to enable us to pursue opportunities to acquire other companies and develop into a full-service provider of engineered metal products for automotive and industrial customers. We believe significant acquisition opportunities exist in both North America and Europe and we intend to selectively expand our international presence. These acquisitions may be financed through debt, equity or a combination thereof. Equity may be issued at prices which are dilutive to investors. We also expect to consider various alternatives for rationalizing and focusing our existing operations, including dispositions of assets and businesses. Since the recapitalization, we completed our first acquisition on December 15, 2000, of Simpson Industries, Inc., and are exploring numerous other potential acquisitions.

     Investors in our common stock are cautioned that we may announce material transactions after the date of this prospectus. We reserve the right to refuse to effect a transfer of shares of common stock offered hereby if, at the time that shares are presented to us for transfer, we determine that this prospectus contained a material misstatement or omission. We intend to notify the selling stockholders of any such circumstance and to request that they immediately cease to use this prospectus until we are in a position and are able to correct any potential misstatement or omission.

Recent Developments

     Simpson Acquisition. On December 15, 2000, we acquired Simpson Industries, Inc. for total consideration of approximately $365 million, including fees and expenses and the assumption of indebtedness. Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. We believe that Simpson will further enhance our vertical integration in the metal forming industry. Simpson's major product lines include vibration control products and modules; wheel-end and suspension components and assemblies; oil pumps, water pumps and other modular engine assemblies; and transmission and driveline components that are machined from castings and forgings. The acquisition of Simpson, the repayment of certain indebtedness of Simpson and the payment of fees and expenses in connection with the acquisition of Simpson was funded with approximately (1) $126 million in additional common equity financing provided by Heartland and other equity co-investors, (2) $203 million from borrowings under our new credit facility ($200 million in term loans and $3 million in revolving credit borrowings) and (3) $36 million from the sale of accounts receivable pursuant to our accounts receivable facility. We are in the process of finalizing sale-leaseback transactions to yield gross proceeds to us of approximately $50 million. The net proceeds from the sale-leaseback transactions will be used to pay down our tranche C term loan.

     Divestiture of Equity Investments. To finance the recapitalization in part, we sold certain of our non-operating assets, consisting of minority investments in various companies, including our 44% equity interest in MSX International, Inc., for $123.8 million.

                                 ---------------

     We were incorporated in Delaware in 1984. Our principal executive offices are located at 21001 Van Born Road, Taylor, Michigan 48180. Our telephone number is (313) 274-7405. Our internet address is www.mascotech.com. This internet address is provided for informational purposes only and is not intended to be used as a hyperlink. Information on our web site does not constitute part of this prospectus.


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                                  The Offering

Common stock offered by the selling
  stockholders.....................................        464,785 shares.

Common stock to be outstanding after this
   offering......................................          41,839,672  shares.  This includes 3,741,325 shares of
                                                           restricted stock held by our employees, of which
                                                           approximately 935,330 were vested at the time of the
                                                           recapitalization and the balance are subject to
                                                           vesting through January 14, 2004.  This information
                                                           does not give effect to any elections for cash in lieu
                                                           of restricted stock to which such employees may be
                                                           entitled.

Absence of Public Market.........................          All of our outstanding common stock is subject to
                                                           either restrictions on transfer under the federal
                                                           securities laws or contractual restrictions under a
                                                           shareholders agreement or the recapitalization
                                                           agreement.  No public market will develop for the
                                                           shares offered hereby for the foreseeable future.

Use of Proceeds..................................          We will not receive any proceeds from the sale of our
                                                           common stock by the selling stockholders.  See "Use of
                                                           Proceeds."

                                  RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, results of operations and financial condition could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Lack of a Public Market for the Common Stock -- There will be no trading market for these shares of common stock for the foreseeable future.

     As a result of the recapitalization, no trading market for our common stock exists. No public market for our common stock will develop unless we or one of our stockholders undertakes a significant underwritten public offering. We do not expect this to happen in the foreseeable future. Should a market develop, it may not be active and our common stock could trade at prices lower than the price at which you purchased your shares. Moreover, while we currently report our financial results publicly due to the existence of the publicly traded 4 1/2% convertible subordinated debentures and to the number of holders of our common stock, we cannot assure you that we will continue to be so obligated. The lack of publicly available financial results will further adversely affect the market for, and value of, your shares.

     Should a market develop, its liquidity will be affected by a number of factors, including general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry or labor relations, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts' estimates of our future performance or that of our competitors or our industry. Recently, the stock market has experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded.

Leverage; Ability to Service Debt -- We may not be able to manage our business as we might otherwise do so due to our high degree of leverage.

     We incurred indebtedness in connection with the recapitalization and the Simpson acquisition that is substantial in relation to our stockholders' equity. As of September 30, 2000, after giving effect to the recapitalization and the Simpson acquisition, but not assuming completion of contemplated sale-leaseback transactions, we had approximately $1.54 billion of outstanding debt and approximately $278.67 million of stockholders' equity. We expect our acquisition activities to be financed with further indebtedness. The degree to which we are leveraged will have important consequences, including the following:

     o our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

     o a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, thereby reducing the funds available to us for other purposes;

     o our operations are restricted by our debt instruments, which contain material financial and operating covenants;

     o indebtedness under our credit facility is at variable rates of interest, which makes us vulnerable to increases in interest rates;

     o indebtedness under our credit facility is secured by substantially all of our assets; and

     o our substantial degree of leverage will make us more vulnerable in the event of a downturn in general economic conditions or in our business.

     Our ability to satisfy our debt and other obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. See "Description of Our Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Liquidity and Capital Resources -- If we are unable to raise junior capital, our liquidity and business strategies will be adversely impacted.

     Our principal sources of liquidity are our $300 million revolving credit facility and $225 million accounts receivable financing, but there are significant limitations on our use of these facilities by reason of the near-term maturity of our outstanding $305 million of convertible subordinated debentures. Our credit facility contains provisions that are designed to ensure that we have the necessary liquidity to repay the convertible subordinated debentures. We must maintain restricted cash either in escrow from the proceeds of other subordinated debt financing or equity financing or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts at specified dates until the maturity of the convertible subordinated debentures, which total up to $205 million by the maturity date of the convertible subordinated debentures. To address the balance of the amount due on the convertible subordinated debentures, we have secured a commitment from Masco Corporation, one of our shareholders, to purchase up to $100 million of a new issue of MascoTech subordinated debt from us, subject to limited conditions, on or prior to October 31, 2003. We are obligated by our credit facility to utilize our subordinated loan commitment from Masco to satisfy our obligations in respect of the convertible subordinated debentures, upon maturity, conversion or otherwise, to the extent that we have not raised other subordinated debt or equity. Should Masco default in its obligations, we will be materially and adversely affected, will be in default under our credit facility and certain other obligations and may have difficulty in securing the necessary financing to meet our obligations, including in respect of the convertible subordinated debentures. Moreover, if we are not otherwise in compliance with the terms of our credit agreement we may not be able to satisfy such obligation. By reason of the foregoing, we do not expect to be able to utilize our full revolving credit commitments, absent being able to raise additional junior financing. In the event that we are unsuccessful in raising additional junior financing, our acquisition activities will also be materially impaired and we may have difficulty with respect to our liquidity should we encounter difficult business conditions.

Challenges of Acquisition Strategy -- We may not be able to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions.

     One of the primary purposes of our recapitalization was to enable us to pursue acquisition opportunities to become a full-service provider of engineered metal products for our customers. We continually evaluate potential acquisitions and engage in discussions with acquisition candidates. We intend to actively pursue acquisition opportunities, some of which could be material. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that the financing for any such acquisitions will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that we will be able to maintain or improve the operating results of any acquired company or that any acquired company, including Simpson, will be successfully integrated into our operations. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

Substantial Restrictions and Covenants -- Restrictions in our credit facility limit our ability to take certain actions.

     The value of our common stock will depend upon successful implementation of our acquisition strategies and our ability to respond to competitive and challenging market conditions. The agreements governing our new credit facility include covenants that may impact the value of our common stock by, among other matters, restricting our ability to:

     o    pay dividends or redeem or repurchase capital stock;

     o    incur additional indebtedness and grant liens;

     o    make acquisitions and joint venture investments;

     o    sell assets; and

     o    make capital expenditures.

     Our credit facility also requires us to comply with financial covenants relating to interest coverage and leverage. There can be no assurance that we will be able to satisfy these covenants in the future or that we will be able to pursue our new business strategies within the constraints of these covenants. If we cannot comply, the value of our common stock may be materially and adversely affected.

     Our ability to comply with our covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of our covenants could result in an event of default under our credit facility, which could cause an event of default under our accounts receivable facility and our equipment lease financing. Such breach would permit the lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued interest, and the commitments of the lenders to make further extensions of credit under our credit facility could be terminated. In addition, such breach may cause a termination of our accounts receivable facility and our equipment lease financing. If we were unable to secure a waiver or repay such indebtedness, our secured lenders could proceed against their collateral. We do not presently expect that alternative sources of financing will be available to us under these circumstances or available on attractive terms.

Dilution -- Future issuances of shares of our common stock may dilute the interests of our existing stockholders.

     In connection with our acquisition strategy, we expect to issue additional shares of our common stock to finance acquisitions and we expect to implement employee incentive and other programs involving issuances of additional common stock. In addition, our holders of restricted stock will receive additional shares of restricted stock over the next three years under the terms of the recapitalization agreement. Under the terms of a shareholders agreement, our shareholders that are parties thereto will have the right to participate in certain future issuances of our equity securities. Any issuance of additional shares of common stock may result in economic dilution of the interest of investors in the shares of common stock offered hereby.

Dependence on Automotive Industry and Industry Cyclicality -- The industries in which we operate are dependent upon the economy and are cyclical.

     Our sales for use in the OEM segments of the automotive industry accounted for approximately one-half of our net sales. The effect of our acquisitions, including Simpson, will likely increase this percentage. The automotive industry is highly cyclical, is dependent on consumer spending and is subject to, among other things, general economic conditions and the impact of international trade. In addition, the automotive industry is sig-nificantly unionized and subject to work slowdowns and stoppages resulting from labor disputes. We also sell products to customers in other industries that experience cyclicality in demand for products, such as the construction, industrial equipment, truck and electrical equipment industries. Recently reported results from North American automotive manufacturers reflect weakness in demand for their products which may continue well into 2001. For example, a major customer has announced a requirement that suppliers reduce, by 5%, their prices, effective January 1, 2001. A downturn in the North American automotive industry could have a material adverse effect on our financial condition, liquidity and results of operations. While our ten largest customers accounted for less than one half of our net sales for the nine month period as of September 30, 2000 and represent a range of industries, certain of our individual operating businesses have a larger concentration of sales to particular automotive or other customers. Although we consider our relations with our customers to be good, the loss of certain automotive or other customers could have a material adverse effect on us.

Dependence on Third-Party Suppliers and Manufacturers -- The loss of a substantial number of our suppliers could affect our financial health.

     Generally, our raw materials requirements are obtainable from various sources and in quantities desired. While we currently maintain alternative sources for raw materials, our businesses are subject to the risk of price fluctuations and periodic delays in the delivery of certain specialty fasteners, raw materials and component parts. Failure by certain suppliers to continue to supply us with raw materials or such component parts on commercially reasonable terms, or at all, would have a material adverse effect on us.

Our Industries Are Highly Competitive -- Recent trends among our customers will increase competitive pressures in our businesses.

     The markets for our products are highly competitive. Our competitors include driveline component manufacturing facilities of existing OEMs, as well as independent domestic and international suppliers. Certain of our competitors are large companies that have greater financial resources than us. We believe that the principal competitive factors are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. The rapidly evolving nature of the markets in which we compete may attract new entrants as they perceive opportunities, and our competitors may foresee the course of market development more accurately than we may. In addition, our competitors may develop products that are superior to our products or may adapt more quickly than us to new technologies or evolving customer requirements. In our fastener segment, we compete with domestic full-line industrial fastener distributors and other domestic distributors that offer fasteners in addition to other products, as well as a number of fastener manufacturers who, in certain circumstances, may sell directly to OEMs. Recent trends by OEMs to limit their number of outside vendors and moderate growth in the industrial fastener industry have resulted in increased competition as many manufacturers and distributors have reduced prices to compete more effectively. Management expects competitive pressures in our markets to remain strong. Such pressures arise from existing competitors, other companies that may enter our existing or future markets and, in certain cases, our customers, which may decide to move production in-house of certain items sold by us. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on us.

Product Liability -- Our businesses expose us to product liability risks that could materially and adversely impact us.

     Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and products of third-party vendors that we use or resell. While we currently maintain what management believes to be suitable and adequate product liability insurance, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. In the event of a claim against us, a lack of sufficient insurance coverage could have a material adverse effect on us.

Dependence on Key Personnel and Relationships -- We are in the process of searching for a new chief executive officer and we depend on the services of other key individuals and relationships, the loss of which would materially harm us.

     Our success will depend, in part, on the efforts of our executive officers and other key employees. In connection with the recapitalization, our former chief executive officer was replaced by our current acting interim chief executive officer. We are presently engaged in a search for a permanent chief executive officer. If we are unable to identify and appoint a qualified and experienced chief executive officer in a timely manner, it may have a material adverse effect on us. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us. Our controlling stockholder, Heartland Industrial Partners, provides us with valuable strategic, operational and financial guidance and our former controlling stockholder, Masco Corporation, provides us with valuable transitional corporate services which transitional services are not required to be provided after calendar year 2002. Masco has provided corporate services to us since 1984. To the extent that we cannot provide either internally or through third parties the services provided to us by Masco, our business and financial results could be materially adversely affected.

Labor Relations -- A portion of our workforce is unionized.

     As of September 30, 2000, approximately 18%, of our work force is unionized, principally through the United Auto Workers union. We have experienced labor difficulties in the past but we now consider our current relations with our employees to be good. We experienced a labor strike at our Fraser, Michigan plant which lasted from July 1997 to June 1998 and involved approximately 140 employees. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could have a material adverse effect on us.

International Sales -- A growing portion of our revenue may be derived from international sources, which presents separate uncertainty for us.

     A portion of our revenue, 12% for the 12 months ended December 31, 1999, is derived from sales outside of the United States. As part of our business strategy, we intend to expand our international operations through internal growth and acquisitions. Sales outside of the United States, particularly sales to emerging markets, are subject to other various risks which are not present in sales within U.S. markets, including currency fluctuations, political and economic instability, and uncertainty and governmental embargoes or foreign trade restrictions such as antidumping duties. In addition, there are tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries. To the extent such repatriation is necessary for us to meet our debt service or other obligations, this will adversely affect us. The occurrence of or increase in any adverse international economic conditions could have a material adverse effect on us.

Environmental Matters -- We have been and may be subject in the future to potential exposure to environmental liabilities.

     Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of the environment governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and other materials, and remediation of contaminated sites. Our subsidiaries were named as potentially responsible parties in several sites requiring cleanup related to disposal of wastes we generated. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred expenses for all these sites over a number of years, a portion of which has been covered by insurance. In addition to the foregoing, our businesses have incurred expenses to clean up company-owned or leased property.

     We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities in the future. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Government Regulation -- Fastener Quality Act.

     The Fastener Quality Act of 1990 regulates the manufacture, importation and distribution of certain high-grade industrial fasteners in the United States. The Fastener Act, which was amended in June 1999, requires some testing, certification, quality control and recordkeeping by the manufacturers, importers and distributors of such fasteners. As a result, we, along with other fastener suppliers, are required to maintain records and product tracking systems. We have tracking and traceability systems, which, to date, have not materially increased expenses. However, there can be no assurance that future regulations will not result in materially increased costs for us.

Control by Principal Stockholder -- We are controlled by Heartland, whose interests in our business may be different than yours.

     As a result of the recapitalization, Heartland Industrial Partners and its affiliates are able to control our affairs in all cases, except for certain actions specified in a shareholders agreement among Heartland, Credit Suisse First Boston Equity Partners, L.P., Masco Corporation, Richard Manoogian and their various affiliates and certain other investors. Under the shareholders agreement, holders of approximately 90% of our shares of common stock have agreed to vote their shares for directors representing a majority of our board that have been designated by Heartland. You should consider that the interests of Heartland, as well as our other owners, will likely differ from yours in material respects. See "Related Party Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

Terms of Shareholders Agreement -- Provisions of the shareholders agreement impose significant operating and financial restrictions on our business.

     Under the shareholders agreement, specified actions require the approval of representatives of Credit Suisse First Boston Corporation, until such time as we consummate a public common stock offering for at least $100 million in gross proceeds to us. Such actions include certain acquisitions by us, the selection of a chief executive officer, certain debt restructurings; and any liquidation or dissolution of us. You should consider that we and our stockholders may be unable to agree with CSFB on the implementation of such fundamental transactions and other matters. This sort of disagreement may materially and adversely affect us. In addition, directors designated by Heartland could block actions even if other directors deem them advisable.

                              THE RECAPITALIZATION

     On November 28, 2000, we completed a recapitalization in which we merged with Riverside Acquisition Corporation pursuant to a recapitalization agreement dated August 1, 2000, as amended, between us and Riverside Acquisition Corporation. Pursuant to the recapitalization agreement, each issued and outstanding share of our common stock at the time of the recapitalization (other than unvested shares of restricted stock and shares of common stock held by a merger subsidiary of Heartland) was converted into the right to receive $16.90 in cash plus additional cash amounts based upon the net proceeds of the disposition of the stock of Saturn Electronics & Engineering Inc. held by MascoTech. Although no disposition of the stock of Saturn Electronics & Engineering was made prior to the merger or has been made to date, former holders of our common stock as of the merger will be entitled to amounts based upon the net proceeds, if any, from any future disposition of that stock if and when a disposition is completed. The amount which will be paid to such former stockholders will equal the proceeds in excess of $18.0 million and less than or equal to $40.0 million, any proceeds in excess of $55.7 million and less than or equal to $56.7 million as well as 60% of any such proceeds in excess of $56.7 million. All other amounts of proceeds will be retained by MascoTech. Pursuant to the recapitalization agreement, each outstanding share of Riverside Acquisition Corporation immediately prior to the merger was converted into one share of common stock of MascoTech.

     Each unvested restricted stock award was canceled immediately prior to the recapitalization and after the recapitalization a new restricted stock award with the same number of shares was substituted for it having vesting terms set forth in the recapitalization agreement. Holders of options with an exercise price below the merger consideration were entitled to cash equal to the difference between such merger consideration and the exercise price for such options. Holders of options with the exercise price below the merger consideration and former holders of restricted stock will also be entitled to additional cash amounts from the proceeds of the disposition of Saturn stock in accordance with the recapitalization agreement.

     In connection with the recapitalization and in accordance with an exchange and voting agreement, Richard A. Manoogian, the Richard and Jane Manoogian Foundation, Masco Corporation and specified institutional investors converted a portion of their common stock into preferred stock of MascoTech. Such preferred stock was converted in the merger into common stock and/or preferred stock of MascoTech, as the survivor of the recapitalization merger.

     The following summarizes the sources and uses of funds for the recapitalization:

     Sources:
     New credit facility borrowings(1)..........................     $1,016.0
     New accounts receivable facility financing.................        118.5
     Sale of equity investments.................................        123.8
     Convertible subordinated debentures........................        305.0
     Series A preferred stock (2)...............................         36.1
     Rollover of common stock (2)...............................         82.7
     Rollover of stock awards (3)...............................         63.2
     New cash equity............................................        435.0
     Cash on hand...............................................          3.7
                                                                    ----------
          Total sources.........................................     $2,184.0
                                                                    ==========

     Uses:
     Merger consideration paid in cash (4)......................        597.6
     Repayment of indebtedness, including accrued interest, and
       retirement of former accounts receivable facility........      1,017.4
     Convertible subordinated debentures........................        305.0
     Rollover of common stock (2)...............................         82.7
     Rollover of stock awards (3)...............................         63.2
     Series A Preferred Stock (2)...............................         36.1
     Estimated fees and expenses (5)............................         82.0
                                                                    ----------
          Total uses............................................     $2,184.0
                                                                    ==========

---------------------

(1) Includes $1,000 million of term loan borrowings and $16 million of revolving credit borrowings.

(2) Richard A. Manoogian, the Richard and Jane Manoogian Foundation, Masco Corporation and specified institutional investors effectively continued their aggregate equity investment in MascoTech in the form of approximately $74.4 million of common stock (which is valued at $16.90 per share, but excludes Mr. Manoogian's restricted stock awards) and $36.1 million in liquidation value ($33.1 million estimated fair value for accounting purposes) of Series A preferred stock (held by Masco Corporation). Also included in such number is the $7.9 million in value of common stock issued to the selling stockholders to meet an obligation arising from the recapitalization.

(3) An aggregate of 3,741,325 shares of unvested restricted stock were cancelled immediately prior to the recapitalization and a new 3,741,325 shares of new restricted stock were substituted therefor immediately following the recapitalization. The value of these restricted stock awards at $16.90 per share was approximately $63.2 million. While holders of restricted stock awards were entitled to make cash elections in respect of a portion of their restricted stock awards that vested upon the recapitalization, no cash was required at closing related to these cash elections. Approximately $6 million of cash was required in 2000 after the closing of the recapitalization and were financed with revolving credit borrowings or cash on hand. For information concerning our continuing restricted stock award obligations, see "Management - Restricted Stock Awards."

(4)  Includes payments in respect of in-the-money options.

(5) Fees and expenses in excess of this estimate, if any, will be financed with revolving credit borrowings or cash on hand.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. All of the proceeds from the sale of shares of our common stock by the selling stockholders will be received by the selling stockholders.

                                 DIVIDEND POLICY

     We do not currently pay dividends on our common stock and it is our current policy to retain earnings to repay debt and finance our operations and acquisition strategies. In addition, our credit facility restricts our payment of cash dividends on our common stock. See "Description of Our Indebtedness." Prior to the recapitalization we paid dividends of $0.08 per share during the first three quarters of 2000 and the last two quarters of 1999; $0.07 per share during the first two quarters of 1999 and the last two quarters of 1998; and $0.06 per share during the first two quarters of 1998.

                         DETERMINATION OF OFFERING PRICE

     The offering price of the common stock offered by this prospectus is indeterminate as of the date of this prospectus. The common stock may be offered for sale by the selling stockholders from time to time in transactions on the over-the-counter market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices (if any should exist) at the time of sale, at prices related to market prices (if any should exist) or at negotiated prices. See "Plan of Distribution."

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of September 30, 2000 and as adjusted for the recapitalization and the Simpson acquisition as if each had occurred on September 30, 2000. You should read this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                                                     At September 30, 2000
                                                                             -------------------------------------
                                                                                   Actual           As Adjusted(1)
                                                                             ------------         ----------------
                                                                                         (In thousands)
Cash and cash equivalents..................................                  $   14,100            $   20,920(2)
                                                                             =====================================
Long-term debt:
  New Credit Facility (3)..................................                  $       --            $1,218,900
  Old Credit Facility......................................                     934,000                    --
  4.5% convertible subordinated debentures (4).............                     305,000               305,000
  Other....................................................                      15,900                15,900
                                                                             ----------            ----------
   Total long-term debt....................................                   1,254,900             1,539,800

  Redeemable preferred:  361,001 shares issued and
   outstanding (5).........................................                          --            $   33,100
  Preferred stock:  $1.00 par value; 25 million shares
   authorized; none and 361,001 shares issued and
   outstanding included above (5)..........................                          --                    --
  Redeemable restricted common stock.......................                          --                47,420
  Restricted stock awards (6)..............................                          --               (47,420)

  Shareholders' Equity:
     Common stock: $1.00 par value; 250 million shares
     authorized; 44.7 million and 41.8 million shares
     issued and outstanding (including shares included
     in redeemable restricted common stock)................                      44,730                38,700
     Paid-in capital/retained earnings.....................                     383,460               280,840
     Less:  Restricted stock awards (6)....................                     (43,730)                   --
                                                                             ----------            ----------
     Accumulated other comprehensive loss..................                     (42,710)              (40,880)

       Total shareholders' equity..........................                     341,750               278,660
                                                                             ----------            ----------
       Total capitalization................................                  $1,596,650            $1,851,560
                                                                             ==========            ==========

----------------------

(1) In addition to the pro forma adjustments described in the pro forma financial statements included in the Pro Forma Financial Data section, the "As Adjusted" column includes the debt and equity issued in connection with the acquisition of Simpson Industries, Inc. These amounts do not reflect certain repayments of approximately $50 million of term debt incurred to acquire Simpson resulting from the pending sale-leaseback transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) The increase in cash and cash equivalents from the actual September 30, 2000 balance reflects the addition of cash from Simpson. The increase in debt at MascoTech and Simpson between September 30, 2000 and the dates of the recapitalization and acquisition, respectively, of about $45 million has been reflected in the adjusted debt balance and is assumed not to result from changes in cash and cash equivalents.

(3) Our credit facility is comprised of a $300 million revolving credit facility, a $500 million six and one-half year term loan, a $500 million eight year term loan and a $200 million eight and one-half year term loan. The table above excludes the repayment of approximately $50 million of the $200 million eight and one-half year term loan facility with proceeds of certain pending sale-leaseback transactions There are significant limitations on our ability to draw upon the revolving credit facility that increase over time. See "Description of Our Indebtedness."

(4) These are convertible into the cash consideration paid in the recapitalization merger to our former common stockholders. They are convertible at a conversion price of $31.00 for the amount of the consideration payable in respect of a share of common stock and, accordingly, are not expected to be converted into cash absent a material adverse development. We have a commitment from one of our shareholders for a $100 million subordinated loan that is available to fund, in part, retirements of convertible subordinated debentures. See "Description of Our Indebtedness."

(5) Shares of Series A Preferred Stock are issued and outstanding as a result of the recapitalization. Such shares constitute redeemable capital stock in accordance with Regulation S-X of the Securities and Exchange Commission since they are mandatorily redeemable in November 2012. See "Description of Capital Stock." As a result, the preferred stock is excluded from stockholders equity. The liquidation amount of such preferred stock is $36.1 million. However, for accounting purposes this preferred stock is valued at a discount, reflecting certain common stock also received by the holder of the preferred stock valued at $16.90 per share.

(6) Since the Company has the obligation to pay cash in respect of these restricted stock awards at the option of the restricted stockholder, the awards have been excluded from stockholders equity, as some or all of these shares outstanding may represent temporary equity. For a discussion of our obligations to fund cash in respect of our restricted stock awards, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Management - Restricted Stock Awards."

                              SELLING STOCKHOLDERS

     This prospectus relates to the proposed resale by the selling stockholders of 464,785 shares of our common stock.

     The selling stockholders named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Information with respect to beneficial ownership is based upon data supplied to us by, or available from, the selling stockholders. The selling stockholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale. We will not receive any of the proceeds from the sale of the shares.

     The information shown under the heading "Shares Beneficially Owned After Offering" assumes that all shares owned by the selling stockholder which are offered are sold. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares.

     The selling stockholders listed below are former stockholders of K-Tech Mfg. Inc. They received shares of MascoTech common stock in exchange for K-Tech securities sold to us in August 1998, which shares were converted into cash upon the recapitalization. The shares covered by this prospectus relate to MascoTech shares of common stock issued following the recapitalization under the terms of the amended merger agreement under which the selling stockholders originally sold their K-Tech securities in August 1998. The amended merger agreement contains various indemnity provisions relating to the registration statement of which this prospectus is a part and the offering of MascoTech common stock by the selling stockholders.

     All of the MascoTech common stock owned by the selling stockholders (except restricted stock awards certain selling stockholders will continue to hold after the offering) is being offered by this prospectus. Certain donees, distributees, pledgees or personal representatives of the selling stockholders may in the future sell shares of MascoTech common stock under this prospectus and, in that event, MascoTech will provide information about them in a prospectus supplement.

                                     Shares Beneficially        Shares Covered       Shares Beneficially
Name                                 Owned Before Offering      by This Prospectus   Owned After Offering
----
                                        Number       Percent                             Number        Percent
Donald P. Kuhns(1).............         194,959         *             185,913            9,046            *
Michael L. Kuhns...............         123,911         *             123,911              0             --
Michael Martino................         41,320          *              41,320              0             --
Andrew M. Yerkes...............         41,320          *              41,320              0             --
William A. Collopy(1)..........         47,170          *              41,320            5,850            *
Gary J. VanderPoel(1)..........         37,031          *              31,001            6,030            *

----------------------

*    Less than 1%.

(1) Includes 9,046, 5,850 and 6,030 restricted stock awards held by Messrs. D. Kuhns, Collopy and VanderPoel, respectively, of which 7,538, 4,875 and 5,025 are unvested, respectively.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data have been derived from our unaudited historical consolidated financial statements as of and for the nine months ended September 30, 2000 and from our audited historical consolidated financial statements for the year ended December 31, 1999.

     The unaudited pro forma consolidated balance sheet gives effect to the recapitalization as if it had occurred on September 30, 2000. The unaudited pro forma consolidated statements of income give effect to the recapitalization as if it had occurred at January 1, 1999. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position would actually have been had the recapitalization occurred at such times. This data also does not purport to project our results of operations or financial position for or at any future period or date and does not include the effect of the acquisition of Simpson.

     The unaudited pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto included elsewhere in this prospectus.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                            As of September 30, 2000
                        Unaudited (amounts in thousands)

                                                             Company         Recapitalization
                                                            Historical          Adjustments           Pro Forma
                                                            ----------          -----------           ---------
Current assets:
   Cash.............................................          $14,100            $710(A)               $14,810
   Receivables......................................          195,070         (69,200)(B)              125,870
   Inventories......................................          177,010              --                  177,010
   Deferred and refundable income taxes.............           24,490              --                   24,490
   Prepaid expenses and other assets................           16,490          13,750(M)                30,240
                                                           -----------      --------------          -----------
     Total current assets...........................          427,160         (54,740)                 372,420

   Equity and other investments in affiliates.......          115,530         (86,770)(C)               28,760
   Property and equipment, net......................          741,860              --                  741,860
   Excess of cost over net assets of acquired companies       755,560           7,860(L)               763,420
   Notes receivable and other assets................           39,290          32,420(D)                71,710
                                                           -----------      ----------------        -----------
     Total assets...................................       $2,079,400       $(101,230)              $1,978,170
                                                           ===========      ================        ===========

Current liabilities:
   Accounts payable.................................         $138,990              --                 $138,990
   Accrued liabilities..............................          116,970         $42,020(E)               158,990
                                                           -----------      ----------------        -----------
     Total current liabilities......................          255,960          42,020                  297,980

Convertible subordinated debentures.................          305,000              --                  305,000

Other long-term debt:
   Bank debt........................................          934,000          38,250(F)               972,250
   Other............................................           15,900              --                   15,900
   Deferred income taxes and other long-term........          226,790         (24,810)(G)              201,980
                                                           -----------      ----------------        -----------
     Total liabilities..............................        1,737,650          55,460                1,793,110

Redeemable preferred stock..........................               --          33,100(H)                33,100
Redeemable restricted common stock..................               --          47,420(I)                47,420
Less:  restricted stock awards......................               --         (47,420)(N)              (47,420)

Shareholders equity:
   Preferred stock..................................               --              --                       --
   Common stock.....................................           44,730         (13,490)(J)               31,240
   Paid in capital and retained earnings............          383,460        (221,860)(J)              161,600
   Accumulated other comprehensive loss.............          (42,710)          1,830(C)               (40,880)
   Less:  restricted stock awards...................          (43,730)         43,730(K)                    --
                                                           -----------      ----------------        -----------
     Total shareholders equity......................          341,750        (189,790)                 151,960
                                                           -----------      ----------------        -----------
       Total liabilities and shareholders equity....       $2,079,400       $(101,230)              $1,978,170
                                                           ===========      ================        ===========

                                 MascoTech, Inc.

           Footnotes to Pro Forma Consolidated Condensed Balance Sheet
                            As of September 30, 2000

Reflects

(A)  The net cash increase as a result of the recapitalization.
(B) The incremental securitization of approximately $69 million of accounts receivable to finance, in part, the recapitalization.
(C) The sale of all equity interests in certain equity affiliates to finance, in part, the recapitalization (these represent all of our equity affiliates other than Saturn).
(D) The sale of interests in certain equity affiliates ($6.5 million), the elimination of prepaid debt expense related to our old credit facility ($2.5 million) and the recognition of prepaid debt expense related to our new credit facility ($41.5 million).
(E) The tax payable on the gains from the sale of certain equity affiliates ($23 million) and the termination of interest rate swap agreements ($5 million) entered into in respect of our old credit facility, and the liability for payments in respect of in-the-money options ($14 million).
(F)  The retirement of our old credit facility with our new credit facility.
(G) The elimination of deferred taxes ($11.1 million) related to the sale of equity affiliates and the deferred gain ($13.7 million) related to the termination of interest rate swap agreements entered into in respect of our old credit facility.
(H) The issuance of $36.1 million in liquidation value of preferred stock redeemable in 2012 ($33.1 million estimated fair value for accounting purposes) to Masco Corporation as part of the recapitalization. See "Description of Capital Stock - Preferred Stock."
(I) The potential future cash payments, excluding accruals on such restricted stock awards, at the election of restricted stock award holders as a result of vesting of their restricted stock. See "Management - Restricted Stock Awards."
(J) The cancellation for cash of approximately 34.6 million shares of common stock in the merger effected as part of the recapitalization and the issuance of equity to new investors.
(K) The cancellation of 3,741,325 shares of the unvested restricted stock awards outstanding immediately prior to the recapitalization.
(L)  The issuance of shares to the selling stockholders.
(M)  Restricted cash for the payments in respect of in-the-money options.
(N) The grant of 3,741,325 substitute shares of restricted common stock pursuant to the recapitalization agreement (fair value is $16.90 per share, the initial recapitalization consideration) less the 935,330 shares of restricted common stock which vested on the date of the recapitalization.

              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                      For the Year Ended December 31, 1999
                        Unaudited (amounts in thousands)

                                                             Company         Recapitalization
                                                            Historical          Adjustments           Pro Forma
                                                          -------------     ------------------      ------------
Sales...............................................       $1,679,690              --               $1,679,690
Cost of sales.......................................       (1,246,660)             --               (1,246,660)
                                                          -------------     ------------------      ------------
   Gross profit.....................................          433,030              --                  433,030
Selling, general and administrative expenses........         (214,530)       $(11,940)(A)             (226,470)
Gains (charge) on disposition of businesses.........           14,440              --                   14,440
Charge for asset impairment.........................          (17,510)             --                  (17,510)
                                                          -------------     ------------------      ------------
   Operating profit.................................          215,430         (11,940)                 203,490

Other income (expense), net:
   Interest expense.................................          (80,820)        (41,800)(B)             (122,620)
   Equity and other income from affiliates..........           13,230          (9,260)(C)                3,970
   Gain (charge) from disposition of, or changes
       in investments in equity affiliates..........           (3,150)             --                   (3,150)
   Other, net.......................................           (5,220)        (17,420)(D)              (22,640)
                                                          -------------     ------------------      ------------
                                                              (75,960)        (68,480)                (144,440)
                                                          -------------     ------------------      ------------
Income before income taxes..........................          139,470         (80,420)                  59,050
Income taxes........................................           47,040         (29,760)(E)               17,280
                                                          -------------     ------------------      ------------
Net income..........................................          $92,430        $(50,660)                 $41,770
                                                          =============     ==================      ============
Preferred stock dividends...........................               --          $4,690(F)                $4,690
                                                          -------------     ------------------      ------------
Earnings attributable to common stock...............          $92,430        $(55,350)                 $37,080
                                                          =============     ==================      ============

                                 MascoTech, Inc.

        Footnotes to Pro Forma Consolidated Condensed Statement of Income
                      For the Year Ended December 31, 1999

Reflects

(A) The incremental amortization of restricted stock award expense related to the accelerated vesting of awards as a result of the recapitalization.
(B) Incremental interest expense from borrowings under our new credit facility to finance the recapitalization.
(C) The elimination of earnings from those equity affiliates sold to finance, in part, the recapitalization (this represents all equity affiliates other than Saturn).
(D) The amortization of deferred financing costs related to our new credit facility ($6 million) and incremental expenses associated with our new accounts receivable financing ($11 million) and miscellaneous.
(E) The related net tax provision of the pro forma adjustments at appropriate U.S. statutory rates including state tax provision, net of federal tax benefit.
(F)  Redeemable preferred stock dividends.

              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                  For the Nine Months Ended September 30, 2000
                        Unaudited (amounts in thousands)

                                                             Company         Recapitalization
                                                            Historical          Adjustments           Pro Forma
                                                         --------------     ------------------      ------------
Sales...............................................       $1,295,480              --               $1,295,480
Cost of sales.......................................         (966,590)             --                 (966,590)
                                                         --------------     ------------------      ------------
   Gross profit.....................................          328,890              --                  328,890
Selling, general and administrative expenses........         (163,130)        $(7,470)(A)             (170,600)
Gains (charge) on disposition of businesses.........            2,800              --                    2,800
                                                         --------------     ------------------      ------------
   Operating profit.................................          168,560          (7,470)                 161,090

Other income (expense), net:
   Interest expense.................................          (64,500)        (26,800)(B)              (91,300)
   Equity and other income from affiliates..........            9,170          (7,990)(C)                1,180
   Other, net.......................................            2,120         (11,950)(D)               (9,830)
                                                         --------------     ------------------      ------------
                                                              (53,210)        (46,740)                 (99,950)
                                                         --------------     ------------------      ------------
Income before income taxes..........................          115,350         (54,210)                  61,140
Income taxes........................................           45,490         (20,000)(E)               25,490
                                                         --------------     ------------------      ------------
Net income..........................................          $69,860        $(34,210)                 $35,650
                                                         ==============     ==================      ============
Preferred stock dividends...........................               --          $3,520(F)                $3,520
                                                         --------------     ------------------      ------------
Earnings attributable to common stock...............          $69,860        $(37,730)                 $32,130
                                                         ==============     ==================      ============

                                 MascoTech, Inc.

        Footnotes to Pro Forma Consolidated Condensed Statement of Income
                  For the Nine Months Ended September 30, 2000

Reflects

(A) The incremental amortization of restricted stock award expense related to the accelerated vesting of awards as a result of the recapitalization.
(B) Incremental interest expense from borrowings under our new credit facility to finance the recapitalization.
(C) The elimination of earnings from those equity affiliates, sold to finance, in part, the recapitalization (this represents all equity affiliates other than Saturn).
(D) The amortization of deferred financing costs related to our new credit facility ($4.5 million) and incremental expenses associated with our new accounts receivable financing ($7.2 million) and miscellaneous.
(E) The related net tax provision of the pro forma adjustments at appropriate U.S. statutory rates, including state tax provision, net of federal tax benefit.
(F)  Redeemable preferred stock dividends.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected financial and operating data for the five years ended December 31, 1999 and nine months ended September 30, 1999 and 2000. The financial data for the fiscal years ended December 31, 1997, 1998, 1999 have been derived from our consolidated financial statements included in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial data for the fiscal years ended December 31, 1995 and 1996 have been derived from our consolidated financial statements not included in this prospectus. The financial data for the nine months ended September 30, 1999 and 2000 have been derived from our unaudited consolidated financial statements included in this prospectus.

     The data set forth below should be read in conjunction with the report of PricewaterhouseCoopers LLP, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                For the Nine Months
                                            For the Years Ended December 31,                    Ended September 30,
                              -------------------------------------------------------------    ----------------------
                                  1999        1998        1997       1996(1)       1995           2000        1999
                              -----------  ----------  ----------  ----------   -----------   -----------  ----------
Statement of Operations Data:
Net Sales................      $1,679,690  $1,635,500  $  922,130  $1,281,220   $1,678,210     $1,295,480  $1,284,470
Operating Profit.........      $  215,430  $  206,810  $  101,710  $   69,330   $  108,810     $  168,560  $  174,660
Net Income...............      $   92,430  $   97,470  $  115,240  $   51,620   $   59,190     $   69,860  $   70,170
Earnings attributable to
   common stock..........      $   92,430  $   97,470  $  109,000  $   38,660   $   46,230     $   69,860  $   70,170
Earnings per share
   Basic.................      $     2.25  $     2.23  $     2.70  $     0.77   $     0.85     $     1.71  $     1.71
   Diluted...............      $     1.84  $     1.83  $     2.12  $     0.72   $     0.81     $     1.39  $     1.39
Dividends declared per
   share.................      $     0.30  $     0.20  $     0.28  $     0.18   $     0.11     $      .24  $      .22
Balance Sheet Data
   (at end of the period):
   Total assets..........      $2,101,270  $2,090,540  $1,144,680  $1,202,840   $1,421,720     $2,079,400  $2,112,150
   Long-term debt........      $1,372,890  $1,388,240  $  592,000  $  752,400   $  701,910     $1,254,900  $1,374,360
   Stockholders' equity..      $  300,380  $  253,880  $  210,660  $  138,820   $  398,130     $  341,750  $  293,350
Other Data:
   Book value per common
   share (2).............      $     6.73  $     5.55  $     4.46  $     2.89   $     6.00     $     7.64  $     6.58

----------------------

(1) Includes the cumulative effect of accounting change net of income taxes of $11.7 million or $0.22 per common share.

(2) For 1996 and 1995, assumes conversion of MascoTech's dividend enhanced convertible preferred stock into 10.8 million shares of common stock. The dividend enhanced convertible preferred stock was redeemed into common stock in June 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

     We are a global diversified industrial manufacturer of highly engineered products for the transportation, industrial and consumer markets. Our products include metal-formed and precision-engineered components and modular systems used in vehicle engine and drivetrain applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. We serve a broad range of over 150 automotive and industrial customers. Approximately 46% of our 1999 sales were of original equipment automotive products and services. We operate through two business groups. Our Metal Forming Group, accounts for approximately two-thirds of our sales and our Diversified Industrial Product Group, accounts for the remaining one-third of our sales.

Recent Developments

     On November 28, 2000, a recapitalization of MascoTech was consummated in accordance with the terms of a recapitalization agreement as a result of which each issued and outstanding share of our publicly traded common stock at the time of the recapitalization was converted into the right to receive $16.90 in cash plus additional cash amounts, if any, based upon the net proceeds from any future disposition of the stock of Saturn Electronics & Engineering Inc. owned by us. In connection with the recapitalization, Masco Corporation, Richard A. Manoogian and certain of our other stockholders agreed to roll over a portion of their investment in us and consequently remain as stockholders.

     The recapitalization, the repayment of certain of our existing indebtedness and the payment of fees and expenses in connection with the recapitalization was financed through approximately (1) $435 million in equity financing provided by Heartland Industrial Partners, L.P. and its affiliates as well as other equity co-investors, (2) $123.8 million of proceeds from the sale of certain minority owned equity investments owned by us described below, (3) $1,016 million from borrowings under our new credit facility and (4) $118.5 million with proceeds from the sale of accounts receivable pursuant to a new accounts receivable facility, which replaced a similar facility entered into in the second quarter of 2000. In connection with the recapitalization we disposed of our minority interests in each of the following companies for approximately $123.8 million in aggregate: Advanced Accessories Systems, LLC, Delco Remy International, Inc., Innovative Coating Technologies, Inc., MSX International, Inc., Qualitor, Inc., Titan International, Inc., and Tower Automotive, Inc.

     On December 15, 2000, we acquired Simpson Industries, Inc. for total consideration of $365 million, including fees and expenses the assumption of indebtedness. The acquisition of Simpson, the repayment of certain indebtedness of Simpson and the payment of fees and expenses in connection with the acquisition of Simpson was funded with approximately (1) $126 million in additional common equity financing provided by Heartland and other equity co-investors, (2) $203 million from borrowings under our new credit facility ($200 million in term loans and $3 million in revolving credit borrowings) and
(3) $36 million from the sale of accounts receivable pursuant to our accounts receivable facility. We are in the process of finalizing sale-leaseback transactions to yield gross proceeds to us of approximately $50 million. The proceeds from the sale-leaseback transactions will be used to pay down our tranche C term loan.

     Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. For the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and September 30, 1999, respectively, Simpson had net sales of $532.6 million, $496.4 million, $399.6 million and $396.7 million, respectively, and operating profit of $38.9 million, $31.6 million, $27.6 million and $30.0 million, respectively.

     During 1999, we acquired Windfall Products, Inc., a manufacturer of transportation-related components that utilizes powder metal technology, significantly expanding our powder metal manufacturing operations.

     In January 1998, we completed the acquisition of TriMas Corporation, or TriMas, by purchasing all of the outstanding shares of TriMas not already owned by us (approximately 63%) for approximately $920 million.

Disposition of Businesses

     In mid-1998, we adopted a plan to sell certain of our after market-related businesses and our vacuum metalizing operation and recorded a pre-tax loss of approximately $41 million. In early 1999, we completed the sale of these businesses for total proceeds aggregating approximately $105 million, consisting of cash of $90 million, a note receivable of $6 million and retained equity interests in the ongoing businesses. We recognized a pre-tax gain of approximately $26 million related to the disposition of these businesses, as an adjustment to the 1998 charge.

     The businesses sold had net sales of $39 million, $115 million and $130 million in 1999, 1998 and 1997, respectively, and operating profit of $4 million, $12 million and $16 million in 1999, 1998 and 1997, respectively.

     In 1999, we adopted a plan to sell our specialty tubing business, resulting in a pre-tax loss of approximately $7 million and an after-tax gain of approximately $5.5 million, due to the tax basis in the net assets of the business exceeding book carrying values. This business, which had annual sales of approximately $14 million, was sold in January 2000 for proceeds of approximately $6 million.

Results of Operations -- Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

     Our sales for the third quarter 2000 decreased modestly to $394 million as compared with $399 million in 1999. Sales for the third quarter 2000, excluding the impact of acquisitions and dispositions, would have decreased approximately three percent, principally as a result of currency fluctuations which reduced third quarter 2000 sales by approximately $7 million.

     Income in the third quarter 2000 was $17.9 million or $.37 per share, compared with $20.2 million or $.41 per share in 1999. In addition to the decline in sales, operating performance for the third quarter of 2000 as compared with the comparable period in 1999 was negatively impacted by costs and expenses related to the previously announced closure of a manufacturing facility, the launch of certain new products including a new manufacturing facility and by a flood which adversely impacted our specialty insulation business. These costs and expenses were offset by the positive outcome of certain issues related to businesses previously disposed and the corresponding adjustment of certain expense accruals. In addition, results were negatively impacted by reduced equity affiliate income reflecting operating losses and restructuring charges at two of our affiliates. This reduction in affiliate income was offset by insurance proceeds and reduced interest expense which reflects the benefit of interest rate swap agreements which were terminated in June of 2000.

     Aided by acquisitions, sales for our Specialty Metal Formed Products and Towing Systems products for third quarter 2000 were comparable with sales for third quarter 1999. Excluding the impact of acquisitions and dispositions, Specialty Metal Formed Products and Towing Systems sales for the third quarter of 2000 would have decreased approximately three percent and seven percent, respectively, reflecting inventory balancing by certain customers and currency fluctuations. Sales of Specialty Fasteners for third quarter 2000 declined approximately 13 percent reflecting the phase out of certain products resulting from a plant closure and softness in fastener applications in the heavy truck and off road markets. Excluding the impact of the plant closure, sales would have declined approximately seven percent. Third quarter sales for Specialty Packaging and Sealing Products increased three percent as a result of improved sales of specialty gaskets and cylinder related products. Sales of Specialty Industrial Products increased four percent in third quarter 2000 from 1999 levels.

     Sales for the nine months ended September 30, 2000 increased one percent to $1,295 million from $1,284 million in 1999 reflecting the impact of acquisitions and dispositions, which offset each other and the impact of currency fluctuations, which reduced sales for the nine months ended September 30, 2000 by approximately $18 million. Income for the nine months ended September 30, 1999 benefitted from a gain of approximately $26.5 million pre-tax, related to the sale of our aftermarket-related businesses. This gain was offset by charges to reflect the impairment in value of certain assets related to our hydroforming process, $17.5 million pre-tax, and approximately $3 million pre-tax to reflect an other than temporary decline in the value of an equity affiliate. Operating profit, excluding the net gains on disposition of businesses and charge for asset impairment, for the nine months ended September 30, 2000 and 1999 was approximately $166 million for both periods.

     For the nine month period ended September 30, 2000, sales of Specialty Metal Formed Products and Towing Systems aided by acquisitions increased six and eight percent, respectively, as compared with 1999. Excluding the impact of acquisitions and dispositions, Specialty Metal Formed Products sales for the nine months ended September 30, 2000 would have approximated 1999 levels while sales of Towing Systems would have increased in excess of two percent, despite the negative impact of currency fluctuations. Sales for Specialty Fasteners decreased six percent as a result of the phase out of certain products related to a plant closure. Specialty Packaging and Sealing Products sales for the first nine months increased four percent as a result of improved sales of specialty gaskets and cylinder related products. Sales for Specialty Industrial Products for the first nine months of 2000 increased one percent.

     Excluding the impact of the gains on disposition and the non-recurring charge for asset impairment, operating margin for the nine months ended September 30, 2000 and 1999 would have been 12.8 percent and 12.9 percent, respectively. Higher than expected start-up costs related to the launch of new products and new manufacturing facilities negatively impacted operating performance in both periods.

     The tax rate for third quarter 2000 was 39.3 percent. The higher than statutory rate of 39.3 percent results primarily from non-deductible goodwill amortization for tax purposes. The tax rate for third quarter 1999 was 38.8 percent.

     In the second quarter 2000, we entered into a securitization agreement to sell, on an ongoing basis, a pool of our trade accounts receivable. The proceeds, approximately $48 million, from the sale were used for the reduction of long-term debt.

     In the second quarter 2000, our interest rate swap agreements covering a notional amount of $400 million expired or were terminated resulting in proceeds of approximately $15.8 million. The cash proceeds were used for the reduction of long-term debt. As a result of the expiration or termination of the interest rate swap agreements, we have greater exposure to interest rate fluctuations on our floating rate debt. Our new credit facility requires us to maintain in effect interest rate protection agreements with respect to at least $500.0 million of borrowings under our credit facility.

Results of Operations -- Year Ended December 31, 1999
Compared to Year Ended December 31, 1998

     Sales increased approximately three percent in 1999 from 1998. Sales, excluding the impact of the sale of the aftermarket-related and vacuum metalizing businesses, aided by acquisitions, would have increased approximately eight percent in 1999 over 1998.

     Net income in 1999 was $92.4 million or $1.84 per common share. Results in 1999 include a net gain of $14.4 million pre-tax related to the sale of the aftermarket-related and vacuum metalizing businesses partially offset by charges related to the disposition of certain other operations and a plant closure. In addition, 1999 results include charges of approximately $17.5 million pre-tax related to impairment of certain long-lived assets, which include our hydroforming equipment and related intellectual property. Other income and expense was negatively impacted by pre-tax charges aggregating approximately $5.2 million (net of $1 million of nonrecurring income) which were principally related to equity affiliate investments. Excluding these gains and the charges, net income in 1999 would have been approximately $89 million or $1.78 per common share.

     Net income in 1998 was $97.5 million or $1.83 per common share. Results in 1998 include a charge related to the disposition of certain businesses aggregating approximately $41 million pre-tax. In addition, we recorded a pre-tax gain of approximately $25 million related to the receipt of additional consideration based on the operating performance of our stamping businesses which were sold in 1996. Results in 1998 also benefitted from a gain (deferred at time of sale pending receipt of cash) of $7 million pre-tax related to the disposition of our Technical Services Group in 1997 and gains from our marketable securities portfolio. Excluding these gains and the charge, net income in 1998 would have been approximately $89 million or $1.68 per common share.

     The following information is presented on a pro forma basis as though TriMas was acquired on January 1, 1998 and excludes the unusual pre-tax income and charges mentioned above.

     Sales for our Specialty Metal Formed Products, aided by acquisitions, increased approximately eight percent in 1999 as compared to 1998. Towing Systems sales increased approximately nine percent. Sales of Specialty Fasteners, aided by acquisitions, increased approximately seven percent. Sales of Specialty Packaging and Sealing Products declined approximately three percent as a 15 percent increase in sales of closures and dispensing systems was offset by a 25 percent decline in sales of compressed gas cylinders principally as a result of market conditions and an 11 percent decline in sales of specialty gaskets and related products principally as a result of reduced activity in the oil and gas industry. Sales of Specialty Industrial Products declined approximately three percent from 1998 levels.

     Operating margins approximated 13.0 percent and 13.5 percent for the years ended December 31, 1999 and 1998, respectively. Margins were negatively impacted by sales declines for certain products and start-up costs related to the launch of new products and new manufacturing facilities.

     Operating margins in 1999 for our Specialty Metal Formed Products and Towing Systems approximated 1998 levels. Operating margins for Specialty Fasteners declined from 16.8 percent in 1998 to 14.5 percent in 1999 principally due to reduced sales for aerospace, agricultural, off-highway and certain other fastener applications. Operating margins for Specialty Packaging and Sealing Products declined from 20.6 percent in 1998 to 19.0 percent in 1999 due to sales declines resulting from decreased demand for compressed gas cylinders and specialty gaskets as a result of depressed market conditions. Specialty Industrial Products profit margins were down slightly in 1999 versus 1998.

     The unusual relationship between income before taxes and income taxes relates to the unusual gains and charges discussed above. Excluding the impact of the unusual gains and charges for the full year, 1999 would result in an effective tax rate of approximately 40 percent.

     Other income (expense), net in 1999 was expense of $76 million as compared with $62 million of expense in 1998. Results for 1999 include pre-tax charges principally related to equity affiliate investments aggregating approximately $5 million, net of $1 million of nonrecurring income. Results for 1998 benefitted from a gain (deferred at time of sale pending receipt of cash) of $7 million pre-tax related to the disposition of our Technical Services Group in 1997 and gains of approximately $3 million pre-tax from our marketable securities portfolio.

Results of Operations -- Year Ended December 31, 1998
Compared to Year Ended December 31, 1997

     Sales increased to $1.6 billion in 1998 from $922 million in 1997 principally as a result of acquisitions. Excluding acquisitions, sales would have increased approximately three percent over 1997.

     Net income in 1998 was $97.5 million or $1.83 per common share. Results in 1998 include a charge related to the disposition of certain businesses aggregating approximately $41 million pre-tax. In addition, we recorded a pre-tax gain of approximately $25 million related to the receipt of additional consideration based on the operating performance of our stamping businesses which were sold in 1996. Results in 1998 also benefitted from a gain (deferred at time of sale pending receipt of cash) of $7 million pre-tax related to the disposition of our Technical Services Group in 1997 and gains from our marketable securities portfolio. Excluding these gains and the charge, net income in 1998 would have been approximately $89 million or $1.68 per common share.

     Income after preferred stock dividends in 1997 was $109 million or $2.12 per common share. Results in 1997 include pre-tax gains approximating $83 million principally related to the disposition of our equity ownership interest in Emco Limited, gains from our marketable securities portfolio and income resulting from equity transactions by affiliates. These gains were partially offset by costs and expenses of approximately $24 million pre-tax related to plant closure costs, our share of special charges recorded by equity affiliates, write-off of deferred charges, and employee termination and other expenses. Excluding these gains and unusual costs, income after preferred stock dividends in 1997 would have been approximately $73 million or $1.50 per common share.

     The following information is presented on a pro forma basis as though TriMas was acquired on January 1, 1997.

     Sales increased approximately five percent to $1.7 billion in 1998 from $1.6 billion in 1997. Excluding acquisitions other than TriMas, sales would have increased approximately four percent in 1998 as compared to 1997.

     Sales of Specialty Metal Formed Products increased approximately six percent in 1998 as compared to 1997. Towing Systems sales, driven by demand for new products, increased by 13 percent over 1997 levels. Sales of Specialty Packaging and Sealing Products and Specialty Fasteners, aided by acquisitions, increased modestly in 1998. Sales of Specialty Industrial Products approximated 1997 levels. Sales for certain of our aftermarket-related businesses that were being held for sale declined by 13 percent.

     Although 1998 results benefitted from increased sales, operating margins for our Specialty Metal Formed Products in 1998 were slightly below 1997 levels (excluding 1997 nonrecurring charges). Operating results for both 1998 and 1997 were hampered by work stoppages at major customers and at one of our manufacturing facilities. In addition, operating results for both 1998 and 1997 were adversely impacted by start-up costs associated with our hydroforming manufacturing process. Specialty Metal Formed Products' operating margins were also negatively impacted by launch costs related to a new facility in Spain to manufacture powder metal connecting rods.

     Operating margins in 1998 for our Specialty Fasteners, Towing Systems, Specialty Packaging and Sealing Products and Specialty Industrial Products approximated or slightly exceeded 1997 levels, while operating margins for aftermarket-related products decreased in 1998 from 1997 principally as a result of decreased sales volumes.

     Operating margins on a pro forma basis including increased amortization expense and before general corporate expense and gain (charge) on dispositions approximated 15 percent for the years 1998 and 1997.

     Our lower effective tax rate for 1998 is the result of the recognition of a non-taxable gain from the sale of MascoTech Stamping Technologies, Inc. and tax benefits from additional tax losses in excess of book losses related to the disposition of certain businesses. On a pro forma basis, excluding both the gain and charge, the effective tax rate would approximate 40 percent. We, through acquisitions and growth, have increased our foreign presence, principally in Europe. In the future, if our foreign operations contribute an increased percentage of pre-tax income, our effective tax rate could increase as a result of higher foreign tax rates versus the U.S. domestic tax rate.

Profit Margins

     Operating profit margins, excluding net charges in 1999 and 1998 and net gains in 1997, were approximately 13.0 percent in 1999, 13.6 percent in 1998 and
10.5 percent in 1997. Operating profit margin in

1999 was negatively impacted by decreased sales for certain products including tubular, aftermarket constant-velocity joints, cylinders, certain fastener applications including aerospace, agricultural and off-highway, and certain products impacted by oil and gas prices. Margins were also negatively impacted by higher than expected costs associated with capacity expansions, launches of new product and process capabilities and other growth initiatives. In addition, margins were hampered by disruptions associated with the integration of acquisitions, the divestiture of businesses and the restructuring of certain operations.

Cash Flows and Capital Expenditures

     Net cash flows from operating activities decreased to approximately $153 million in 1999 from approximately $200 million in 1998. In 1998, net cash from operating activities included approximately $46 million from the liquidation of marketable securities.

     Reflecting the favorable long-term prospects for us, our board of directors authorized in 1994 the repurchase of 10 million shares of our common stock and convertible preferred stock (converted into common stock in 1997). This repurchase authorization was completed in 1998 and the board of directors in late 1998 authorized an additional repurchase of five million shares of our common stock. During 1998, we repurchased 3.6 million shares for approximately $64 million, including 0.4 million shares pursuant to the 1998 board authorization. We repurchased and retired approximately 1.3 million shares of our common stock in 1999.

     In 1999, we increased the quarterly dividend on our common stock to $.08 per share from $.07.

     Capital expenditures in 1999 were approximately $136 million as compared with $106 million and $55 million in 1998 and 1997, respectively. The increase in capital expenditures from 1998 is related to product line extensions, capacity expansions and expenditures for new advanced manufacturing technologies. The increase in capital expenditures from 1997 is principally related to the businesses acquired in 1998.

Inventories

     Our investment in inventories for our businesses decreased to approximately $184 million at December 31, 1999 as compared with $198 million in 1998. The decrease is principally the result of the disposition of the aftermarket-related businesses and vacuum metalizing operation.

Liquidity and Capital Resources

     In connection with the recapitalization, we and our subsidiaries entered into a new credit facility. Our credit facility includes a $300 million revolving credit facility, a tranche A $500 million term loan facility, a tranche B $500 million term loan facility and a tranche C $200 million term loan facility. To complete the recapitalization and the Simpson acquisition, we utilized all of our tranche A, tranche B and tranche C term loans and approximately $19 million of our revolving credit facility commitments. Our revolving credit balances fluctuate daily based upon our working capital and other ordinary course needs and our credit facility is only available to a limited extent to fund future acquisitions. Our other important source of liquidity is our new $225 million accounts receivable financing arrangement, under which we have the ability to sell eligible accounts receivable to our special purpose finance subsidiary. In connection with the recapitalization and the Simpson acquisition, we utilized $155 million of our accounts receivable arrangement. Our new credit facility and accounts receivable financing replaced our prior credit facility and accounts receivable financing. In addition, we are currently negotiating two sale-leaseback financings relating to certain equipment of Simpson and the Simpson headquarter's building to yield gross proceeds to us of approximately $50 million. These proceeds will be used to pay down our $200 million tranche C term loan facility. In addition to our credit facility and the accounts receivable financing, we had approximately $15.9 million of other indebtedness outstanding as of September 30, 2000 which did not get repaid in connection with the recapitalization. We also have a commitment from Masco Corporation, one of our shareholders, to purchase up to $100 million of a new issue of MascoTech subordinated debt, subject to limited conditions, on or prior to October 31, 2003. Our credit facility regulates how we draw upon this commitment, as described below.

     Our debt includes $305 million in principal amount of 4.5% convertible subordinated debentures which mature in December 2003. As a result of the recapitalization, these convertible subordinated debentures became convertible into the cash merger consideration payable to common stockholders in the recapitalization and, based upon the conversion price, are not expected to be converted absent a material adverse development. Our credit facility imposes significant restrictions upon the use of our revolving credit facility that are designed to ensure that we have the necessary liquidity to repay the convertible subordinated debentures. We must maintain restricted cash either in escrow from the proceeds of other subordinated debt financing or equity financing or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts up to $205 million at specified dates until the maturity of the convertible subordinated debentures. These amounts are reduced to the extent that convertible subordinated debentures are repaid from subordinated debt or equity proceeds prior to maturity. In addition, we are obligated by our credit facility to utilize our $100 million subordinated loan commitment from Masco to satisfy our obligations in respect of the convertible subordinated debentures, upon maturity, conversion or otherwise, to the extent that we have not raised other subordinated debt or equity. By reason of the foregoing, we do not expect to be able to utilize our full revolving credit commitments, absent being able to raise additional junior financing.

     The amortization of our bank term indebtedness following the recapitalization and the Simpson acquisition (but not assuming completion of our pending sale-leaseback transactions) is as follows (in millions):

             2001............................       $33
             2002............................        53
             2003............................        73
             2004............................        83
             2005............................        83
             2006............................        93
             2007............................       273
             2008............................       386.7
             2009............................       123.3

In addition to our bank term debt amortization, our $305 million of convertible subordinated debentures mature in 2003 and we have approximately $16 million of other debt maturing at various dates. We have other cash commitments not relating to debt as well. Immediately following the recapitalization, we made restricted stock awards to our employees of approximately 3,741,325 shares of common stock. Under the terms of the recapitalization agreement, those shares become free of restriction, or vest, as to one-quarter upon the closing of the recapitalization and one quarter on each January 14 of 2002, 2003 and 2004. Holders of restricted stock are entitled to elect cash in lieu of 40% of their restricted stock which vested at closing and 100% of their restricted stock on each of the other dates with the shares valued at the initial $16.90 recapitalization consideration, together with cash accruing at approximately 6% per annum; to the extent that cash is not elected, additional common stock valued at $16.90 per share is issuable in lieu of the 6% accretion. Assuming restricted stock award holders elect to receive the maximum cash, we estimate our total potential cash restricted stock obligations at approximately $57 million. We also have outstanding $36.1 million in liquidation value of preferred stock in respect of which we are required to pay dividends initially at a rate of 13% per annum and to effect a mandatory redemption in December 2012.

     In November 2000, we entered into an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a bankruptcy-remote, special purpose subsidiary, or MTSPC, wholly owned by us. MTSPC has sold and, subject to certain conditions, may from time to time sell, an undivided fractional ownership interest in the pool of receivables up to approximately $225 million to a third party multi-seller receivables funding company, or conduit. Upon sale to the conduit, MTSPC holds a subordinated retained interest in the receivables. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. We service, administer and collect the receivables on behalf of MTSPC and the conduit. The proceeds of sale are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. $118.5 million of the proceeds of the facility was used in order to consummate the recapitalization and $36.3 was used to consummate the Simpson acquisition.

     As a result of the recapitalization and Simpson acquisition, we are highly leveraged and we have significantly increased our interest expense relative to historical levels. We will need to dedicate significant portions of our cash flow to our debt service obligations. In addition, we expect that our capital expenditure requirements in 2001 will be approximately $100 million. We may incur material amounts of additional debt and further burden our cash flow in pursuit of our acquisition strategies. We believe that our liquidity and capital resources, including anticipated cash flow from operations, will be sufficient for us to meet our debt service, capital expenditure and other short-term and long-term obligations and needs, but we are subject to unforeseeable events and the risk that we are not successful in implementing our business strategies. We will also seek to extend the average maturities of our debt through the issuance of long-term debt securities to the extent market conditions permit us to increase our financial flexibility and ability to pursue our business strategies. See "Description of Our Indebtedness."

New Accounting Pronouncements

     On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of FASB Statement No. 133." SFAS No. 133, as amended by SFAS 137 and 138, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The effective adoption date of SFAS 133, as amended by SFAS 133 and 138, is January 1, 2001. We are currently not involved in any derivative activity. We expect to enter into interest rate derivatives to satisfy requirements under our bank facilities, however, until we determine the nature of such derivatives, we cannot evaluate the impact on our financial statements, if any, of adopting these standards.

     In October 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of FASB Statement No. 125." SFAS revised the standards for accounting and disclosures for securitizations and other transfers of financial assets, but it has carried over most of Statement 125's provisions without reconsideration. We are currently evaluating the impact SFAS No. 140 will have on our financial statements, if any.

                                    BUSINESS

General

     We are a leading global diversified manufacturer of highly engineered products for transportation, industrial and consumer markets. Our primary products include metal formed components used in vehicle engine and drivetrain applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. Our products for the original equipment and aftermarket segments of the global transportation industry include a broad range of semi-finished and finished components, subassemblies and assembled products. We utilize a number of advanced metalworking capabilities in a number of metal forming technologies including cold extrusions and Hatebur hot forming.

     We supply our metal formed components and industrial products to a diverse base of over 150 leading automotive, industrial and transportation customers around the world. Major end markets served include auto, aerospace, agricultural equipment, building materials, construction and other off-highway transportation equipment, chemicals, consumer markets for towing equipment and accessories, consumer packaging products, heavy duty trucks, marine, oil and gas production and refining.

     Our operations are presented in two primary groups: (i) Metal Forming Group and (ii) Diversified Industrial Product Group. The Metal Forming Group includes forged products, power metal products, tubular fabricated products, specialty fasteners, and compressed gas cylinders. The Diversified Industrial Product Group includes hitching and towing accessory products, closing and dispensing systems, gaskets, insulation products, and precision cutting tools.

Simpson

     Simpson Industries, Inc. develops and produces precision-engineered automotive components and modular systems for automotive, sport utility, light- and heavy-duty truck and diesel engines. Its major product lines include vibration control products, air conditioning compressor components, wheel-end and suspension components and assemblies, oil pumps, water pumps and other modular engine assemblies and transmission and driveline components that are machined from castings and forgings. These products are produced principally for OEMs in North America and Europe. Simpson manages its business under three similar product groups that are aggregated together as one segment in the global vehicular industry.

     Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. Simpson designs and manufactures torsional crankshaft dampers, which reduce and eliminate engine and drivetrain noise and vibration. Simpson produces integrated front engine cover subassemblies that combine items such as the oil and water pumps, providing OEMs with a simplified process by which to attach the water and oil pumps to the front engine cover subsystem and lower assembly costs. Modular engine products include oil pumps, front engine modular assemblies and water pumps, all of which impact engine durability, reliability and life expectancy. Simpson also produces wheel spindles, steering knuckles and hub assemblies, all of which are key components affecting the smoothness of a driver's ride and the handling and safety of an automobile.

Overview

     In early 1997, we completed the sale of our engineering and technical services businesses to MSX International, Inc. As part of that transaction, we acquired an approximately 45 percent common equity interest in MSX International, Inc. In 1999, we completed the planned sale of certain of our automotive aftermarket businesses and vacuum metalizing operation for total proceeds of approximately $105 million. Pursuant to a plan adopted in 1999, our specialty tubing business was sold for approximately $6 million in January 2000. The cash portion of the proceeds from these sales was applied to reduce our indebtedness. The disposition of these businesses did not meet the criteria for discontinued operations treatment for accounting purposes; accordingly, the sales and results of operations of these businesses are included in the results of continuing operations through the respective dates of disposition.

     In January 1998, we completed the acquisition of TriMas Corporation, or TriMas, by purchasing all of the outstanding shares of TriMas not already owned by us for approximately $920 million. In connection with the TriMas acquisition, we entered into a $1.3 billion credit facility which is collateralized by a pledge of the stock of TriMas. The businesses that currently represent the Diversified Industrial Product Group are principally part of TriMas Corporation. In addition to the TriMas acquisition, in 1998 we acquired three companies and a product line with combined annual sales of approximately $60 million. These business complement our Specialty Fasteners and Specialty Industrial Products businesses.

     During 1999, we acquired Windfall Products, Inc., a manufacturer of transportation-related components that utilizes powder metal technology, significantly expanding our powder metal manufacturing operations.

     In November 2000, we completed a recapitalization as a result of which our common stock was delisted from The New York Stock Exchange. See "The Recapitalization." In December 2000, we completed our acquisition of Simpson.

Operating Segments

     The following table sets forth for the three years ended December 31, the net sales and operating profit for our operating segments. Information for 1998 is presented on a pro forma basis, as though TriMas had been acquired at January 1, 1998. The Specialty Metal Formed Products segment and Specialty Fasteners segment are part of the Metal Forming Group. The Towing Systems, Specialty Packaging and Sealing Products and Specialty Industrial Products segments make up the Diversified Industrial Product Group.

                                                                                      Net Sales(l)
                                                                                     (in Thousands)
                                                                       ----------------------------------------
                                                                          1999           1998            1997
                                                                       ------------  -------------  -----------
Specialty Metal Formed Products.................................          $817,000       $760,000     $711,000
Specialty Fasteners.............................................           241,000        226,000       44,000
Towing Systems..................................................           260,000        238,000           --
Specialty Packaging and Sealing Products........................           216,000        223,000           --
Specialty Industrial Products...................................           107,000        110,000       37,000
Companies Sold or Held for Sale.................................            39,000        115,000      130,000
                                                                       ------------  -------------  -----------
                                                                        $1,680,000     $1,672,000     $922,000
                                                                       ============  =============  ===========
                                                                               Operating Profit(2)(3)(4)
                                                                       ----------------------------------------
                                                                           1999           1998           1997
                                                                       ------------  -------------  -----------
Specialty Metal Formed Products.................................          $112,000      $ 106,000    $  88,000
Specialty Fasteners.............................................            35,000         38,000        8,000
Towing Systems..................................................            37,000         34,000           --
Specialty Packaging and Sealing Products........................            41,000         46,000           --
Specialty Industrial Products...................................            14,000         16,000        7,000
Companies Sold or Held for Sale.................................             4,000         12,000       16,000
                                                                       ------------  -------------  -----------
                                                                          $243,000       $252,000     $119,000
                                                                       ============  =============  ===========

(1) The 1998 net sales amounts include TriMas sales occurring before the acquisition date of January 22, 1998. These sales amounted to approximately $36 million.
(2)  Amounts are before General Corporate Expense.
(3) Segment operating profit in 1997 includes approximately $17 million of nonrecurring charges.

(4) The 1998 operating profit amounts include TriMas operating profit occurring before the acquisition date of January 22, 1998. This operating profit amounted to approximately $5 million.

Our Products

     Our product lines within our two primary operating groups, Metal Forming Group and Diversified Industrial Product Group, are described below.

     Metal Forming Group

     Specialty Metal Formed Products. We manufacture specialty metal formed products for engine and drivetrain applications, including semi-finished transmission shafts, drive gears, engine connecting rods, wheel spindles and front wheel drive components. Our metal formed products are manufactured using various process technologies, including cold, warm and hot forming, powder metalworking, value-added machining and tubular steel fabricating. We believe that our metal forming technologies provide cost-competitive, high-performance, quality components required to meet the increasing demands of the automotive and truck markets we serve.

     Approximately 46% of our 1999 sales were of original equipment automotive products and services. Sales to original equipment manufacturers are made through factory sales personnel and independent sales representatives. During 1999, sales to various divisions and subsidiaries of New Venture Gear, Inc. accounted for approximately 12% of our net sales.

     Specialty Fasteners and Other Metal Forming. Our specialty fasteners products include standard- and custom-designed ferrous, nonferrous and special alloy fasteners for the building construction, farm implement, medium- and heavy-duty truck, appliance, aerospace, electronics and other industries. We also provide metal treating services for manufacturers of fasteners and similar products. Specialty fasteners are sold through our own sales personnel and independent sales representatives to both distributors and manufacturers in these industries.

     Diversified Industrial Product Group

     Towing Systems. We manufacture towing systems products, including vehicle hitches, jacks, winches, couplers and related accessories for the passenger car, light truck, recreational vehicle, marine, agricultural and industrial markets. Towing systems products are sold to independent installers, distributors, manufacturers and aftermarket retailers by our sales organization and independent sales representatives.

     Specialty Packaging and Sealing Products. We manufacture specialty packaging and sealing products, including industrial and consumer container closures and dispensing products primarily for the chemical, agricultural, refining, food, petrochemical and health care industries; high-pressure seamless compressed gas cylinders primarily used for shipping, storing and dispensing oxygen, nitrogen, argon and helium and a complete line of low-pressure welded cylinders used to contain and dispense acetylene gas for the welding and cutting industries; and specialty industrial gaskets for refining, petrochemical and other industrial applications. Sales of specialty packaging and sealing products are made by our own sales staff primarily to container manufacturers, industrial gas producers, refineries and independent distributors.

     Specialty Industrial Products. Our specialty industrial products include flame-retardant facings and jacketings used in conjunction with fiberglass insulation, principally for commercial and industrial construction applications, pressure-sensitive specialty tape products and a variety of specialty precision tools such as center drills, cutters, end mills, reamers, master gears, gages and punches. These products are marketed to manufacturers and distributors by both our sales personnel and independent sales representatives.

Customers

     In 1999, approximately 46% of our sales were of original equipment automotive products and services. Sales to various divisions and subsidiaries of New Venture Gear, Inc. accounted for approximately 12% of our net sales. Except for sales to New Venture Gear, no material portion of our business is dependent upon any one customer, although we are subject to those risks inherent in having a focus on automotive products and service generally.

Materials and Supply Arrangements

     In general, raw materials required by us have been obtainable from various sources and in the quantities desired.

Competition

     The major domestic and foreign markets for our products are highly competitive. Competition is based primarily on price, product engineering, performance, technology, quality and overall customer service, with the relative importance of such factors varying among products. Our global competitors include a large number of other well-established independent manufacturers as well as certain customers who have their own internal manufacturing capabilities. Although a number of companies of varying size compete with us, no single competitor is in substantial competition with us with respect to more than a few of our product lines and services.

Employees and Labor Relations

     As of September 30, 2000, we employed approximately 9,431 people, of which approximately 17.8% were unionized (principally United Auto Workers). Approximately 20% of our employees were located outside the U.S. Employee relations have generally been satisfactory. A strike lasting from July 1997 to June 1998 involved approximately 140 employees at the Fraser, Michigan plant and was related to a planned significant reduction in headcount, resulting from our desire to further automate our production process. The strike was settled, resulting in the anticipated headcount reduction and automation.

Seasonality; Backlog

     Sales by our Towing Systems segment are generally stronger during the spring and summer periods; no other operating segment experiences significant seasonal fluctuation in its business.

     We do not consider backlog orders to be a material factor in our operating segments.

Environmental Matters

     Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of the environment governing among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and other materials, and remediation of contaminated sites. Our subsidiaries were named as potentially responsible parties in several sites requiring clean up based on disposal there of wastes we generated. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred expenses for all these sites over a number of years, a portion of which has been covered by insurance. In addition to the foregoing, our businesses have incurred expenses to clean up company-owned or leased property. Such expenditures in the past have not had a material adverse effect on our consolidated financial position, results of operations or cash-flow.

     We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities in the future. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Patents and Trademarks

     We hold a number of patents, patent applications, licenses, trademarks and trade names. We consider our patents, patent applications, licenses, trademarks and trade names to be valuable, but do not believe that there is any reasonable likelihood of a loss of such rights that would have a material adverse effect on our operating segments or on our present business as a whole.

International Operations

     We have operations located in Australia, Brazil, Canada, Czech Republic, England, Germany, Italy, Mexico and Spain. Products manufactured by us outside of the United States include forged automotive component parts, constant-velocity joints, specialty packaging and sealing products and towing systems products.

     Our foreign operations are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country.

Properties

     Our principal manufacturing facilities range in size from approximately 10,000 square feet to 420,000 square feet, substantially all of which are owned by us, and many of which are subject to liens under our credit facility. Our executive offices are located in Taylor, Michigan, and are provided by Masco Corporation under a corporate services agreement. Our buildings, machinery and equipment have been generally well maintained, are in good operating condition and are adequate for current production requirements.

     The following list sets forth the location of our principal manufacturing facilities and identifies the principal operating segment utilizing such facilities.

 California..........................................       Commerce(4)
 Illinois............................................       Wheeling(4) and Wood Dale(4)
 Indiana.............................................       Auburn(5), Elkhart(2)(2), Fort Wayne(1),
                                                            Frankfort(4), Goshen(2), North Vernon(1) and
                                                            Peru(2)(2)
 Louisiana...........................................       Baton Rouge(5)
 Massachusetts.......................................       Plymouth(3)
 Michigan............................................       Canton(2), Detroit(1)(4), Farmington Hills(1),
                                                            Fraser(1), Green Oak Township(1), Hamburg(1),
                                                            Livonia(4), Royal Oak(1), Troy(1), Warren(1)(3)
 New Jersey..........................................       Edison(3) and Netcong(3)
 Ohio................................................       Canal Fulton(1), Lakewood(4), Minerva(1), Newburgh
                                                            Heights(4) and Port Clinton(1)
 Oklahoma............................................       Tulsa(3)
 Pennsylvania........................................       Ridgway(1) and St. Marys(1)
 Texas...............................................       Houston(5) and Longview(5)
 Wisconsin...........................................       Mosinee(2) and West Bend(2)
 Australia...........................................       Hampton Park, Victoria(2), Rhodes, New South
                                                            Wales(2) and Wakerley, Queensland(2)
 Brazil..............................................       Sao Paulo(1)

                                      -37-

 Canada..............................................       Fort Erie(5) and Oakville(2), Ontario
 Czech Republic......................................       Oslavany(1)
 England.............................................       Leicester(5) and Wolverhampton(1)
 Germany.............................................       Neunkirchen(5), Nurnberg(1) and Zell am
                                                            Harmersbach(1)
 Italy...............................................       Poggio Rusco(1) and Valmadrera(5)
 Mexico..............................................       Mexico City(5) and Ramos Arispe(1)
 Spain...............................................       Almusaffes(1)

     Operating segments in the preceding table are identified as follows: (1) Specialty Metal Formed Products, (2) Towing Systems, (3) Specialty Industrial Products, (4) Specialty Fasteners and (5) Specialty Packaging and Sealing Products. Multiple footnotes to the same municipality denote separate facilities in that location.

Legal Proceedings

     Five purported stockholder class action lawsuits have been filed against us, each of our directors and Masco Corporation, in the Delaware Court of Chancery on behalf of our unaffiliated stockholders, in connection with the recapitalization. The lawsuits, although not identical, allege, among other things, that (1) the directors breached their fiduciary duties to our stockholders through an unfair process of negotiating the recapitalization agreement and unfair and inadequate consideration and (2) Heartland and the continuing stockholders unfairly possessed nonpublic information when negotiating the recapitalization agreement. The lawsuits further allege that these actions by us prevented or could prevent our stockholders from realizing the full and fair value of their stock.

     On November 3, 2000, the parties to these lawsuits entered into a Memorandum of Understanding concerning the terms of a proposed settlement of these lawsuits. In connection with a proposed settlement, (a) we and Riverside agreed to amend the recapitalization agreement to provide, among other things, for a possible increase in the amount payable to our stockholders from the proceeds of the disposition of Saturn stock, (b) the special committee agreed that, as the members of the adjustment committee (charged with the responsibility to dispose of the Saturn stock) after the recapitalization merger, they will continue to have fiduciary duties, as directors of the Delaware corporation, to our stockholders entitled to receive any proceeds of the sale of the Saturn stock, (c) the special committee agreed that the plaintiffs' counsel will from time to time receive reports from the advisors to the adjustment committee regarding such sale, and (d) MascoTech provided plaintiffs' counsel with an opportunity to review and comment upon the disclosure provided to MascoTech stockholders in the proxy statement that was mailed to our stockholders on or about October 26, 2000. The proposed settlement is subject to approval of the proposed settlement by the Delaware Court of Chancery.

     A civil suit was filed in the United States District Court for the Central District of California in April, 1983 by the United States of America and the State of California against over 30 defendants, including a subsidiary of ours, for alleged release into the environment of hazardous waste disposed of at the Stringfellow Disposal Site in California. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. A consent decree has been entered into by the plaintiffs and the defendants, including us, providing that the consenting parties perform partial remediation at the site. Another civil suit was filed in the United States District Court for the Central District of California in December, 1988 by the United States of America and the State of California against more than 180 defendants, including us, for alleged release into the environment of hazardous waste disposed of at the Operating Industries, Inc. site in California. This site served for many years as a depository for municipal and industrial waste. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. Consent decrees have been entered into by the plaintiffs and a group of the defendants, including us, providing that the consenting parties perform certain remedial work at the site and reimburse the plaintiffs for certain past costs incurred by the plaintiffs at the site. Based upon our present knowledge and subject to future legal and factual developments, we do not believe that any of this litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

     We are subject to other claims and litigation in the ordinary course of our business, but do not believe that any such claim or litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information regarding our directors and executive officers.

             Name                           Age    Position
             ----                           ---    --------

Gary Banks.............................      50    Director
Cynthia Hess...........................      44    Director
Perry J. Lewis.........................      62    Director
J. Michael Losh........................      54    Director
Richard A. Manoogian...................      63    Director
David I. Margolis......................      70    Director
Thomas Stallkamp.......................      53    Director
David A. Stockman......................      53    Director
Daniel P. Tredwell.....................      42    Director
William T. Anderson....................      53    Vice President-Controller
Lee M. Gardner.........................      53    President and Chief Executive
                                                   Officer, Diversified
                                                   Industrial Products Group
                                                   and Director
Eugene A. Gargaro......................      57    Secretary
Timothy D. Leuliette...................      49    Interim Chief Executive
                                                   Officer, Metal Forming Group
                                                   and Director
David B. Liner.........................      45    Vice President and General
                                                   Counsel
James F. Tompkins......................      45    Treasurer
Timothy Wadhams........................      52    Executive Vice President,
                                                   Finance and Administration
                                                   and Chief Financial Officer
--------------------

     Gary M. Banks. Mr. Banks was elected as one of our directors in connection with the recapitalization. He has served as a Director of Documentum, Inc. since March 1999 and has served as Vice President and Chief Information Officer of Sithe Energies, an electricity generation trading company in New York. From August 1998 to July 1999, he was Vice President and Chief Information Officer for Xerox Corporation, a manufacturing company. From June 1992 to July 1998, Mr. Banks served as Director MIS for the agricultural division of Monsanto Inc., a life sciences company. Before joining Monsanto, he spent 15 years with Bristol-Myers Squibb Company, a pharmaceutical company, as Director MIS.

     Cynthia L. Hess. Ms. Hess was elected as one of our directors in connection with the recapitalization and is a partner of Heartland Industrial Partners. She was formerly vice president of corporate quality for DaimlerChrysler, where she led the corporate strategy for quality improvement and facilitated quality plan execution. In her 22 years with DaimlerChrysler, Ms. Hess held various engineering, manufacturing and procurement supply positions.

     Perry J. Lewis. Mr. Lewis was elected as one of our directors in connection with the recapitalization. He is a Director of Aon Corporation, and Clear Channel Communications, Inc. Mr. Lewis was also a founding partner of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm, and has served as a partner of that firm since 1982. He has been a general partner of MLGAL Partners, L.P. since April 1987.

     J. Michael Losh. Mr. Losh was elected as one of our directors in connection with the recapitalization. He is a Director of Cardinal Health Inc., and The Quaker Oats Company. He was a Director of Hughes Electronics from February 1995 to August 2000 and a Director of Delphi Automotive Systems Corp. in 1999. Formerly, he was the Executive Vice President and Chief Financial Officer of General Motors Corporation starting in 1994 and prior to that, Vice President and Group Executive of North American Vehicle Sales, Service and Marketing from 1992 to 1994.

     Richard A. Manoogian. Mr. Manoogian has served as our Chairman of the Board and Director since our formation in 1984 and served as Chief Executive Officer until January 1998. He joined Masco Corporation in 1958, was elected Vice President and a Director in 1964, President in 1968 and Chairman and Chief Executive Officer in 1985. He served as Chairman of the Board of TriMas Corporation from 1989 until we acquired it in January 1998. He is also a director of Bank One Corporation, MSX International, Inc., a former affiliate of ours, Detroit Renaissance and The American Business Conference, Chairman of the Detroit Institute of Arts Board of Directors and a trustee of the Archives of American Art (Smithsonian Institution), Center for Creative Studies, The Fine Arts Committee of the State Department, Trustee, Council of the National Gallery of Art, Armenian General Benevolent Union, Detroit Investment Fund and the Henry Ford Museum and Greenfield Village.

     David I. Margolis. Mr. Margolis was elected as one of our directors in connection with the recapitalization. He was employed by Coltec, a manufacturer of aerospace, automotive and industrial products, for 33 years, where he was Chief Executive Officer and Chairman of the Board until his retirement in 1995. He recently retired as a Director of Burlington Industries, Inc., a manufacturer of textiles, and a Director of B F Goodrich Co.

     Thomas Stallkamp. Mr. Stallkamp was elected as one of our directors in connection with the recapitalization. He was appointed Vice Chairman and Chief Executive Officer of MSX International effective January 2000. He also serves on the Board of Directors for Kmart Corporation, bvertical.com and Baxter International. Prior to joining MSX International, Mr. Stallkamp was Vice Chairman for DaimlerChrysler Corporation and also served as President of Chrysler Corporation in 1998.

     David A. Stockman. Mr. Stockman was elected as one of our directors in connection with the recapitalization. He is the founder of Heartland Industrial Partners, a buyout firm, established in 1999, focused on industrial buyouts and buildups. Prior to founding Heartland Industrial Partners, he was a senior managing director of The Blackstone Group L.P. and had been with Blackstone since 1988.

     Daniel P. Tredwell. Mr. Tredwell was elected as one of our directors in connection with the recapitalization. He has more than a decade of leveraged financing experience. Mr. Tredwell served as a Managing Director at Chase Securities Inc. from 1985 until early 2000. From 1980 to 1985, Mr. Tredwell was employed as the Press Secretary to U.S. Representative Robert L. Livingston.

     William T. Anderson. Mr. Anderson has served as our Vice
President-Controller since September 1998. He previously served as our Vice President of Operational Accounting from December 1990 until September 1998.

     Lee M. Gardner. Mr. Gardner served as our President from 1992 until November, 2000. Mr. Gardner joined MascoTech in 1987 with responsibility for the powertrain and chassis business serving the automobile industry. In October 1990, Mr. Gardner assumed responsibility for all of our companies serving the automobile marketplace. Prior to joining us, Mr. Gardner spent over 14 years with Borg-Warner Corporation. His last position before joining us was Vice President and General Manager of Borg-Warner's Transmission System Group.

     Eugene A. Gargaro. Mr. Gargaro has served as our corporate Secretary since January 1984 and Vice President and the corporate Secretary of Masco Corporation since October 1993.

     Timothy D. Leuliette. Mr. Leuliette was elected as one of our directors in connection with the recapitalization and currently serves as our interim Chief Executive Officer, Metal Forming Group. He is the former Vice Chairman of Detroit Diesel Corp. and has spent 27 years in management of manufacturing and services businesses and in the investment of private capital. Mr. Leuliette joined the Penske Corporation as President & COO in 1996 to address operational and strategic issues. From 1991 to 1996 Mr. Leuliette served as President

& CEO of ITT Automotive. He also serves on a number of corporate and charitable boards, including serving as a director of The Federal Reserve of Chicago, Detroit Branch.

     David B. Liner. Mr. Liner had served as Associate Corporate Counsel of Masco Corporation for more than five years prior to joining us in February 1997 as our Vice President and Corporate Counsel. He was elected to his current position as General Counsel in September 1998.

     James F. Tompkins. Mr. Tompkins has served as our Treasurer since May 1998. He previously served as our Assistant Treasurer from August 1988 to May 1998.

     Timothy Wadhams. Mr. Wadhams has served as our Executive Vice President--Finance and Administration and Chief Financial Officer since September 1998. He previously served as our Senior Vice President and Chief Financial Officer from February 1998 until September 1998 and as Vice President--Controller and Treasurer from June 1990 until February 1998.

     Board Committees. Prior to the recapitalization we had three standing committees: the compensation committee, the audit committee and the nominating committee. As a result of the recapitalization, our board has been reconstituted and we do not currently have board committees in place. It is our intention to, in the near future, form such committees as we deem vital to the operation of our business and appoint members of our board who will serve on such committees.

     Director Compensation. Directors do not receive any cash compensation for their service as members of the board of directors, but they are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. Directors are eligible to receive options to purchase common stock under our stock option plan. Pursuant to the recapitalization agreement all stock options, whether or not vested, were canceled and holders received the merger consideration, as adjusted, determined by the exercise price of their options.

Director and Executive Officer Compensation

     Summary Compensation

     The following table summarizes the annual and long-term compensation of our chairman of the board, chief executive officer and the other four highest paid executive officers for 1999, 1998 and 1997. All of the individuals in the table are referred to collectively as the "named executive officers."

     Mr. Manoogian and Mr. Hennessey each received salary and bonus for 1999 of $1. Such rate had been in effect, at their request, since January 1998. However, Mr. Hennessey has received compensation of $1.7 million during calendar year 2000. Upon the recapitalization, Mr. Hennessey resigned as Chief Executive Officer.

                                                                                 Long Term
                                          Annual Compensation(1)            Compensation Awards
                                     -----------------------------  --------------------------------
                                                                                          Securities     All Other
                                                                      Restricted Stock    Underlying      Compen-
Name and Principal Position  Year        Salary          Bonus         Award(s)(2)(3)       Options      sation(4)
---------------------------  ------  ----------    ---------------  ------------------    ----------    -----------

Richard A. Manoogian..       1999    $     1        $       0         $1,150,000            60,000       $  94,000
   Chairman of the Board     1998          1                0          1,710,000           280,000          80,000
                             1997    400,000          173,000            131,000                 0          38,000
Frank M. Hennessey....       1999    $     1        $       0         $1,915,000           100,000       $       0
  Vice Chairman and Chief    1998          1                0          2,367,000           400,000               0
  Executive Officer(4)(5)
Lee M. Gardner........       1999    $650,000        $231,000          $ 155,000                 0        $116,000
  President and Chief        1998    662,000          260,000            344,000            49,000         106,000
  Operating
  Officer                    1997    601,000          271,000            190,000            34,550          70,000
Timothy Wadhams.......       1999    $442,000        $157,000          $ 106,000                 0       $  73,000
  Executive Vice President   1998    448,000          177,000            951,000            30,000          67,000
  Finance and                1997    336,000          203,000            106,000            20,611          40,000
  Administration
William T. Anderson...       1999    $256,000        $ 93,000         $   59,000                 0       $  42,000
  Vice President--           1998    246,000          105,000            292,000            20,000          38,000
  Controller(5)
David B. Liner........       1999    $213,000        $ 80,000         $   48,000                 0       $  21,000
  Vice President and         1998    197,000           84,000            183,000            14,000          20,000
  General
  Counsel(5)

----------------

(1) Officers may receive certain perquisites and personal benefits, the dollar amounts of which are below current Securities and Exchange Commission thresholds for reporting requirements. For purposes of applying these thresholds, Mr. Manoogian has been treated as if his 1999 salary and bonus equaled his 1997 salary and bonus of approximately $573,000. Mr. Hennessey has been treated as if his 1999 salary and bonus were also equal to $573,000.

(2) This column sets forth the dollar value, as of the date of grant, of restricted stock awarded under our 1991 Long Term Stock Incentive Plan (the "1991 Plan"), without giving any effect to the recapitalization. In general, restricted stock awards shown in the table vest over a period of ten years from the date of grant with ten percent of each award vesting annually. Vesting is generally contingent on continuing employment or a consulting relationship with us. The following number of shares were awarded to the named executive officers in 1999: Mr. Manoogian -- 79,300 shares; Mr. Hennessey -- 132,100 shares; Mr. Gardner -- 10,700 shares; Mr. Wadhams -- 7,300 shares; Mr. Anderson -- 4,100 shares; and Mr. Liner -- 3,300 shares. A portion of the 1998 awards provide that vesting generally occurs over a three-year period after the recipients retire from MascoTech after reaching age 65; however, annual vesting of part or all of these shares begins earlier if our common stock attains certain price targets ($30 and $35 per share) or if earnings per share targets are met by specified dates. Even if these goals are reached, vesting still generally occurs in installments over a ten-year period. As of December 31, 1999, the aggregate number and market value of unvested restricted shares of Company Common Stock held by each of the named executive officers were: Mr. Manoogian -- 209,490 shares valued at $2,658,000; Mr. Hennessey -- 249,600 shares valued at $3,167,000; Mr. Gardner -- 109,900 shares valued at $1,394,000; Mr. Wadhams -- 94,520 shares valued at $1,199,000; Mr. Anderson -- 43,880 shares valued at $557,000; and Mr. Liner -- 20,800 shares valued at $264,000. Recipients of restricted stock awards have the right to receive dividends on unvested shares.

(3) At the time of the recapitalization merger all existing restricted stock awards were canceled and replaced with new restricted stock awards. See "Management-- Restricted Stock Awards."

(4) This column includes (a) MascoTech contributions and allocations under our defined contribution retirement plans for 1999 for the accounts of each of the named executive officers other than Mr. Manoogian, who does not participate in these plans (for 1999: Mr. Hennessey-- none; Mr. Gardner-- $46,000; Mr. Wadhams-- $31,000; Mr. Anderson-- $18,000; and Mr. Liner--
     $15,000), and (b) cash payments made pursuant to certain tandem rights associated with the annual vesting of certain restricted stock awards granted in 1989 (in 1999: Mr. Manoogian-- $94,000; Mr. Hennessey-- none; Mr. Gardner--

     $71,000; Mr. Wadhams-- $42,000; Mr. Anderson-- $24,000; and Mr. Liner--
     $6,000). For further information regarding these rights, see "Related Party Transactions."

(5) Messrs. Hennessey, Anderson and Liner became executive officers in 1998. Consequently, the table does not set forth information for 1997, but information for 1998 includes the entire year.

     Option Grants

     The following table sets forth information concerning options granted to the named executive officers in 1999. All such options were cancelled in the recapitalization, as described under "The Recapitalization."

                                   Individual Grants
----------------------------------------------------------------------------------------
                           Number of       % of Total         Exercise
                           Securities        Options           Price
                           Underlying      Granted to        (Subject to
                            Options       Employees in         Certain       Expiration
Name                        Granted           1999          Restrictions)      Date       Realized Value at $16.90 per Share
-----------------------   ------------    -------------     -------------   ------------  -----------------------------------
Richard A. Manoogian         60,000            32.4%             $14         3/01/06                  $174,000
Frank M. Hennessey..        100,000            54.1%             $14         3/01/06                  $290,000
Lee M. Gardner......             --            --                 --           --                       --
Timothy Wadhams.....             --            --                 --           --                       --
William T. Anderson.             --            --                 --           --                       --
David B. Liner......             --            --                 --           --                       --

     Securities and Exchange Commission regulations require information as to the potential realizable value of each of these options, assuming that the market price of our common stock appreciates in value from the date of grant to the end of the option term at annual rates of five percent and ten percent. Due to the cancellation of the options in the recapitalization, we determined these values on the basis of the $16.90 per share recapitalization consideration (without regard to proceeds from the disposition of Saturn Electronics & Engineering, Inc.). All options became exercisable upon the recapitalization.

     Option Exercises and Year-End Option Value

     The following table sets forth information concerning each exercise of stock options during 1999 by each named executive officer and the value at December 31, 1999 of unexercised options held by such individuals under our stock option plans. The value of the options is based upon $16.90 per share recapitalization consideration (without regard to proceeds from the disposition of Saturn Electronics & Engineering, Inc.). All options became exercisable upon the recapitalization and were canceled.

     Aggregated Option Exercises in 1999 and December 31, 1999 Option Values

                                                            Number of Securities         Value Based Upon $16.90
                                                           Underlying Unexercised       Per Share Recapitalization
                                                                 Options at                  Consideration at
                                                             December 31, 1999              December 31, 1999
                                                       ----------------------------    ----------------------------
                            Shares
                           Acquired         Value
Name                      on Exercise     Realized     Unexercisable    Exercisable    Unexercisable    Exercisable
-----------------------   -----------    ----------    -------------    -----------    -------------    -----------
Richard A. Manoogian         80,000       $645,000        678,000          42,000       2,995,200         100,800
Frank M. Hennessey..              0              0        500,000               0         290,000             --
Lee M. Gardner......              0              0        219,000         288,061         520,500       2,484,100
Timothy Wadhams.....              0              0        114,000         143,769         201,600       1,388,400
William T. Anderson.              0              0         48,000          12,000          67,200          28,800
David B. Liner......              0              0         14,000               0              --              --

Pension Plans

     The executive officers other than Mr. Manoogian participate in pension plans maintained by us for certain of our salaried employees. The following table shows estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under these plans.

  Remuneration(2)                                         Years of Service(1)
---------------------     --------------------------------------------------------------------------------------
                             5              10              15              20             25             30
                          ------------   ------------   ------------    -----------   -----------    -----------
      $100,000             $5,645         $11,290         $16,935          $22,580       $28,225        $33,870
       200,000             11,290          22,580          33,870           45,161        56,451         67,741
       300,000             16,935          33,870          50,806           67,741        84,676        101,611
       400,000             22,580          45,161          67,741           90,321       112,902        135,482
       500,000             28,225          56,451          84,676          112,902       141,127        169,352
       600,000             33,870          67,741         101,611          135,482       169,352        203,223
       700,000             39,516          79,031         118,547          158,062       197,578        237,093
       800,000             45,160          90,321         135,482          180,643       225,803        270,964

-----------------------

(1) The plans provide for credit for employment with any of us or Masco Corporation and their subsidiaries. Vesting occurs after five full years of employment. The benefit amounts set forth in the table above have been converted from the plans' calculated five-year certain and life benefit and are not subject to reduction for social security benefits or for other offsets, except to the extent that pension or equivalent benefits are payable under a Masco Corporation plan. The table does not depict Code limitations on tax-qualified plans because one of the plans is a non-qualified plan established by us to restore for certain salaried employees (including certain of the named executive officers) benefits that are otherwise limited by the Code.

(2) For purposes of determining benefits payable, remuneration in general is equal to the average of the highest five consecutive January 1 annual base salary rates paid by us prior to retirement. The compensation covered by the plans includes compensation paid to Mr. Hennessey by Masco Corporation prior to his employment with us, and equivalent estimates are used where compensation has been curtailed by agreement with us or Masco Corporation.

     Under our Supplemental Executive Retirement and Disability Plan, certain of our officers and other key executives, or any company in which we or a subsidiary owns at least 20 percent of the voting stock, may receive retirement benefits in addition to those provided under our other retirement plans and supplemental disability benefits. Each participant is designated by the Chairman of the Board (and approved by the Compensation Committee) to receive annually upon retirement on or after age 65, an amount which, when combined with benefits from our other retirement plans, and for most participants any retirement benefits payable by reason of employment by prior employers, equals 60 percent of the average of the participant's highest three years' cash compensation received from us (limited to base salary and regular year-end cash bonus). A participant may also receive supplemental medical benefits. A participant who has been employed at least two years and becomes disabled prior to retirement will receive annually 60 percent of the participant's total annualized cash compensation in the year in which the participant becomes disabled, subject to certain limitations on the maximum payment and reduced by benefits payable pursuant to our long-term disability insurance and similar plans. Upon a disabled participant's reaching age 65, such participant receives the annual cash benefits payable upon retirement, as determined above. A surviving spouse will receive reduced benefits upon the participant's death. Participants are required to agree that they will not engage in competitive activities for at least two years after termination of employment, and if employment terminates by reason of retirement or disability, during such longer period as benefits are received under this plan. Messrs. Gardner and Wadhams participate in this plan.

Restricted Stock Awards

     Immediately prior to the recapitalization, all existing restricted stock awards were canceled and, immediately following the recapitalization, these awards were replaced with new restricted stock awards. Twenty-five percent of the shares issued under the new restricted stock awards vested, subject to transfer restrictions, at the time of the recapitalization merger. Holders of the new restricted stock awards could have elected to receive the entire first installment in the form of shares or 60% in the form of shares and 40% in cash, with the amount of cash computed at $16.90 per share (the merger consideration per share). The balance of the shares issued under the new restricted stock awards will vest, subject to transfer restrictions, ratably on January 14, 2002, January 14, 2003 and January 14, 2004. Prior to each vesting date for the remaining installments, holders may elect to receive the entire installment in shares, 60% of the installment in shares and 40% in cash, or 100% in cash. Failure to make an election will result in the holder receiving 100% of the installment in cash. The amount of cash paid per share will be $16.90 plus 6% per annum from the date of issuance of the restricted stock award. If the participant chooses shares, the number of shares delivered will be increased by 6% per annum from the date of issuance of the restricted stock award. MascoTech will be entitled to defer any payment of cash if it is prohibited from making the payment under its credit facilities. In the event of deferral, the amount payable to holders will be increased by 12% per annum instead of 6% per annum.

     The recapitalization agreement provides for a portion of the net proceeds from the disposition of Saturn stock to be paid in respect of common stock (including the cancelled restricted stock awards) and eligible options outstanding immediately prior to the recapitalization. As of December 18, 2000, without giving effect to cash elections or immediate vesting provisions upon the recapitalization, the 3,741,325 shares subject to restricted stock awards represented approximately 8.9% of the outstanding MascoTech common stock.

Employment/Consulting Agreements

     Frank M. Hennessey. Prior to the recapitalization, we entered into an agreement with Mr. Hennessey, our former Vice Chairman and Chief Executive Officer, to serve as a consultant to us through December 31, 2003 for an annual payment of $500,000. Such payments would also be in consideration of Mr. Hennessey's agreement not to engage in certain activities that would be competitive with us.

     Lee M. Gardner. Prior to the recapitalization, we entered into an employment/consulting agreement with Lee M. Gardner, our former President and Chief Operating Officer, to serve at his former rate of base pay plus a bonus which would equal at least 50% of his base pay. The agreement is terminable by either party generally on 60 days notice. At such time as Mr. Gardner ceases his employment, he is to be paid a stay bonus of $1,500,000 upon his execution of a release in our favor and he would continue for three years to be available as a consultant to us for an aggregate of $1,725,000 payable over three years which would accelerate and become payable on a present value basis upon a subsequent change in control. Such payments would also be in consideration of Mr. Gardner's agreeing not to engage in certain activities that would be competitive with us. Mr. Gardner would be entitled to continuation of health benefits under certain circumstances, and his supplemental executive retirement benefits would also be increased.

     Timothy Wadhams. Prior to the recapitalization, we entered into an employment/consulting agreement with Timothy Wadhams, our Executive Vice President--Finance and Administration, to serve at his current rate of base pay plus a bonus which would equal at least 50% of his base pay. The agreement is terminable by either party generally on 60 days notice. At such time as Mr. Wadhams ceases his employment, he is to be paid a stay bonus of $1,200,000 upon his execution of a release in our favor and he would continue for three years to be available as a consultant to us for an aggregate of $1,150,000 payable over three years, which would accelerate and become payable on a present value basis upon a subsequent change in control. Such payments would also be in consideration of Mr. Wadhams's agreeing not to engage in certain activities that would be competitive with us. Mr. Wadhams would be entitled to continuation of health benefits under certain circumstances, and his supplemental executive retirement benefits would also be increased.

Severance Agreements

     Messrs. William T. Anderson, David B. Liner and James F. Tompkins, our Vice President-Controller, Vice President-General Counsel and Treasurer, respectively, entered into change of control severance agreements with us in connection with the recapitalization. The respective severance arrangements provide for the cash payment of severance benefits equal to two years of base salary and target bonus and benefits continuation in the event that the officer's employment is terminated under specific circumstances within two years of a change of control. Additionally, such agreements provide that, in the event the officer's employment is terminated under certain circumstances within three years of a change of control, any stock awards held by such officer shall continue to stay outstanding and vest in accordance with their terms. The agreements "gross up" the officers to the extent any payments are subject to excise tax as a result of being deemed "excess parachute payments." The recapitalization merger constituted a change of control under these severance arrangements.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of our common stock as of December 18, 2000 by:

     o each person known by us to beneficially own more than 5% of our common stock;

     o    each of our directors;

     o    each of our named executive officers; and

     o    all of our directors and named executive officers as a group.

     The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, we believe, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned by them. There are significant agreements relating to voting and transfers of common stock in the Shareholders Agreement described under "Related Party Transactions." Our outstanding number of shares of common stock assumes that no cash elections are made in respect of our restricted stock incentive plans and that all such restricted stock fully vests.

                                                                             Beneficial Ownership of MascoTech
                                                                             ----------------------------------
                                                                                Shares of             Percent
                       Name and Beneficial Owner                              Common Stock           of Class
                       -------------------------                             ---------------      -------------
Heartland Industrial Associates, L.L.C.
     55 Railroad Avenue
     Greenwich, Connecticut(1)(2)....................................            17,527,522             41.9%

Credit Suisse First Boston Equity Partners, L.P.
     11 Madison Avenue
     New York, New York  10010(3)....................................            10,355,030             24.7%

Masco Corporation
     21001 Van Born Road
     Taylor, Michigan  48180..........                                            2,492,248              6.0%

William T. Anderson(4)...............................................                42,075              *
Gary Banks(2)........................................................                    --             --
Lee M. Gardner(4)....................................................                94,932              *
Eugene A. Gargaro, Jr.(5)............................................               681,613              *
Cynthia Hess(2)......................................................                    --             --
Tim Leuliette(2).....................................................                    --             --
Perry J. Lewis(2)....................................................                    --             --
David B. Liner(4)....................................................                20,457              *
J. Michael Losh......................................................                    --             --
Richard A. Manoogian(5)..............................................             1,479,290              3.5%
David Margolis(7)....................................................                    --             --
Thomas Stallkamp.....................................................                    --             --


                                      -48-

                                                                             Beneficial Ownership of MascoTech
                                                                             ----------------------------------
                                                                                Shares of             Percent
                       Name and Beneficial Owner                              Common Stock           of Class
                       -------------------------                             ---------------      -------------

David A. Stockman(2).................................................                    --             --
James F. Tompkins(4).................................................                28,728              *
Daniel P. Tredwell(2)................................................                    --             --
Timothy Wadhams(4)...................................................                81,801              *
All executive officers and directors as a group (16 persons) (2) (6).             1,767,636              4.2

----------------------

*    Less than 1%.

(1) The 17,527,522 shares of common stock are beneficially owned indirectly by Heartland Industrial Associates, L.L.C. as the general partner of each of the limited partnerships which hold shares of common stock directly. These partnerships hold shares of common stock as follows: 16,696,477 shares are held by Heartland Industrial Partners, L.P.; 194,204 shares are held by Heartland Industrial Partners (FF), L.P.; 329,821 shares are held by Heartland Industrial Partners (E1), L.P.; 153,510 shares are held by Heartland Industrial Partners (K1), L.P.; and 153,510 shares are held by Heartland Industrial Partners (C1), L.P. In addition, by reason of the Shareholders Agreement summarized under "Related Party Transactions," Heartland Industrial Associates, L.L.C. may be deemed to share beneficial ownership of shares of common stock held by other stockholders party to the Shareholders Agreement. Such beneficial ownership is hereby disclaimed.

(2) As described in footnote 1 above, 17,527,522 shares are beneficially owned by Heartland Industrial Associates, L.L.C. Mr. Stockman is the Managing Member of Heartland Industrial Associates, L.L.C., but disclaims beneficial ownership of such shares. Messrs. Banks, Leuliette, Lewis and Tredwell and Ms. Hess are also members of Heartland Industrial Associates, L.L.C. and also disclaim beneficial ownership of the shares. The business address for each such person is 55 Railroad Avenue, Greenwich, CT 06830.

(3) Of the 10,355,030 shares of common stock beneficially owned by CSFB, 7,402,831 shares are held directly by Credit Suisse First Boston Equity Partners, L.P.; 2,069,282 shares are held by Credit Suisse First Boston Equity Partners (Bermuda), L.P.; 6,610 shares are held by Credit Suisse First Boston U.S. Executive Advisors, L.P.; 533,168 shares are held by EMA Partners Fund 2000, L.P.; 343,139 shares are held by EMA Private Equity Fund 2000, L.P. In addition, by reason of the Shareholders Agreement summarized under "Related Party Transactions," CSFB may be deemed to share beneficial ownership of shares of common stock held by other stockholders party to the Stockholders Agreement. Such beneficial ownership is hereby disclaimed.

(4) Constitutes restricted stock, whether vested or not vested, issued under our restricted stock incentive plans. Holders have voting but no investment power over unvested restricted shares. Holders of restricted common stock may not prior to an underwritten public offering of at least 15% of our common stock transfer any shares of restricted common stock to a person other than a relative of such holder or a trust established for the benefit of a relative of such holder.

(5) Includes 661,260 shares owned by The Richard and Jane Manoogian Foundation, for which Messrs. Manoogian and Gargaro serve as directors. The directors of the foundation share voting and investment power with respect to the securities owned by the foundation, but Messrs. Manoogian and Gargaro disclaim beneficial ownership of such securities. Mr. Manoogian is also chairman of the board of Masco

     Corporation as well as its chief executive officer. None of the shares beneficially owned by Mr. Manoogian are attributed to, or reported as beneficially owned by, Masco Corporation. Also includes 196,860 shares of restricted stock, whether vested or not vested, owned by Mr. Manoogian. See note 4 above.

(6) Includes 485,206 shares of restricted stock, whether vested or not vested, issued under our restricted stock incentive plans. Holders have voting but no investment power over unvested restricted shares. See note 4 above.

(7) Mr. Margolis is a Managing Director of Credit Suisse First Boston Equity Partners and as such may be deemed to share beneficial ownership of the shares owned by Credit Suisse First Boston Equity Partners and described in footnote 3 above. Mr. Margolis's business address is Eleven Madison Avenue, New York, N.Y. 10010. Mr. Margolis disclaims beneficial ownership of such shares.

                           RELATED PARTY TRANSACTIONS

Shareholders Agreement

     In connection with the recapitalization, Heartland, Credit Suisse First Boston Equity Partners, L.P., Masco Corporation, Richard Manoogian, their various affiliates and certain other stockholders of MascoTech, Inc. entered into a Shareholders Agreement regarding their ownership of our common stock. References to a shareholder below refer only to those that are party to the Shareholders Agreement. References to Heartland and CSFB refer to all of their respective affiliated entities collectively, unless otherwise noted. Owners of an aggregate of approximately 90% of our outstanding common stock are party to the Shareholders Agreement.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock in order to cause:

     (1) an amendment to our Bylaws to provide that the authorized number of directors on our board of directors shall be as recommended by Heartland in its sole discretion.

     (2)  the election to the board of directors of:

          o such number of directors as shall constitute a majority of the board of directors as designated by Heartland Industrial Partners, L.P.;

          o    one director designated by Masco; and

          o one director designated by CSFB after consultation with Heartland.

Masco's ability to designate one director to the board of directors will terminate when it ceases to own a majority of the shares of common stock held by it as of the closing of the recapitalization subject to certain exceptions. CSFB's ability to designate one director to the board of directors will terminate when it ceases to own a majority of the shares of common stock held by it as of the closing of the recapitalization.

     Transfers of Common Stock. Prior to the date we have consummated a public offering of our common stock of at least $100.0 million (a "Qualifying Public Equity Offering"), the Shareholders Agreement restricts transfers of common stock except for transfers: (1) to a permitted transferee of a stockholder, (2) pursuant to the "right of first offer" provision discussed below, (3) pursuant to the "tag-along" provision discussed below, (4) pursuant to the "drag-along" provision discussed below and (5) pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering no stockholder may transfer any of its shares other than to a permitted transferee of such stockholder or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to us. We shall have the option for 15 business days to purchase such shares. If we decline to purchase the shares, then Heartland shall have the right to purchase such shares for an additional 10 business day period. Any shares not purchased by us or Heartland can be sold by such stockholder at a price not less than 90% of the price offered to us or Heartland.

     Tag-Along Rights. The Shareholders Agreement grants to the stockholders party to the agreement, subject to certain exceptions, in connection with a proposed transfer of common stock by Heartland or its affili-ates, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders at the same price and upon the same economic terms as are being offered to Heartland. These rights terminate upon a Qualifying Public Equity Offering.

     Drag-Along Rights. The Shareholders Agreement provides that when Heartland and its affiliates enter into a transaction resulting in a substantial change of control of MascoTech, Inc., Heartland has the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as Heartland is selling and to otherwise vote in favor of the transactions effecting such substantial change of control. These rights terminate upon a Qualifying Public Equity Offering.

     Information. Pursuant to the Shareholders Agreement, each stockholder party to the agreement is entitled to receive our quarterly and annual financial statements. In addition, stockholders who maintain 25% of their original equity investment in us will be entitled to receive prior to a Qualifying Public Equity Offering certain monthly financial information and certain other information as they may reasonably request and will have the opportunity to meet with our senior management on an annual basis and certain stockholders will be able to meet quarterly with our senior management.

     Observer Rights. Our shareholders who are also investors ("HIP Co-Investor") in one of Heartland's funds and have invested at least $40.0 million in our common stock or own at least 10% of our outstanding common stock have the right to attend all meetings of the board of directors, including committees thereof, solely in a non-voting observer capacity. These rights terminate upon a Qualifying Public Equity Offering.

     Preemptive Rights. Subject to certain exceptions, the Shareholders Agreement provides that if we issue, sell or grant rights to acquire for cash any shares of common stock or options, warrants or similar instrument or any other security convertible or exchangeable therefor ("Equity Interests"), or any equity security linked to or offered or sold in connection with any of our Equity Interests, then we will be obligated to offer certain stockholders or Heartland the right to purchase at the sale price and on the same terms and conditions of the sale, such amount of shares of common stock or such other Equity Security as would be necessary for such stockholders or Heartland to maintain its then current beneficial ownership interest in us. These rights terminate upon a initial public offering by us.

     Affiliate Transactions. Subject to certain exceptions, the Shareholders Agreement provides that Heartland and its affiliates will not enter into transactions with us or our subsidiaries involving consideration in excess of $1.0 million without the approval of Masco Corporation and the HIP Co-Investors.

     Registration Rights. The Shareholders Agreement provides the stockholders party to the agreement with unlimited piggy-back rights each time we file a registration statement except for registrations relating to (1) shares underlying management options, (2) an initial public offering consisting of primary shares and (3) the shares being registered pursuant to this registration statement. In addition, on the earlier of (1) five years after the closing of the recapitalization or (2) an initial public offering of MascoTech, Inc., Heartland, CSFB, Masco Corporation and Richard Manoogian have the ability to demand the registration of their shares, subject to various hold back and other agreements. The Shareholders Agreement grants two demand registrations to Masco Corporation, one demand registration to Richard Manoogian, three demand registrations to CSFB and an unlimited number of demands to Heartland.

     Approval and Consultation Rights. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering we will consult with CSFB in respect to any issues that in our good faith judgment are material to our business and operations. In addition, prior to a Qualifying Public Equity Offering, CSFB will have the right to approve:

     o    certain acquisitions by us;

     o    the selection of a chief executive officer;

     o    certain debt restructurings; and

     o    any liquidation or dissolution of us.

Monitoring Agreement

     We and Heartland are parties to a Monitoring Agreement pursuant to which Heartland is engaged to provide consulting services to us with respect to financial and operational matters. Heartland will receive a fee of $4.0 million for such services in fiscal year 2001. After fiscal year 2001, Heartland will receive a fee for such services equal to the greater of (1) $4.0 million or (2) 0.25% of our total assets. In addition to providing ongoing consulting services, Heartland will also assist in acquisitions, divestitures and financings, for which Heartland will receive a fee equal to 1% of the value of such transaction. The monitoring agreement also provides that Heartland will be reimbursed for its reasonable out-of-pocket expenses. We paid Heartland approximately $24.0 million in fees and reimbursed it for its expenses in connection with the recapitalization and the acquisition of Simpson.

Corporate Services Agreement

     Under a Corporate Services Agreement, Masco Corporation provides us and our subsidiaries with office space for executive offices, use of its data processing equipment and services, certain research and development services, corporate administrative staff and other support services in return for payment of an annual base service fee of .8% of our consolidated annual net sales, subject to adjustments. This agreement also provides for various license rights and confidential treatment of information which may arise from Masco Corporation's performance of research and development services on our behalf. As a result of the recapitalization, the Corporate Services Agreement was amended. Under the amended agreement the fee for such services will be mutually agreed to by us and Masco Corporation but will not exceed $3.0 million during fiscal year 2001 and $500,000 during fiscal year 2002.

Corporate Opportunities Agreement

     Masco Corporation and we are parties to a Corporate Opportunities Agreement which prohibits either party from acquiring or otherwise making an investment in a business if the other party has an investment in such business excluding, however, any business engaged in home improvement or building products or services businesses. The agreement terminates on the earlier of November 28, 2002 or six months after corporate services are no longer required to provided under the Corporate Services Agreement.

Subordinated Loan Agreement

     We are a party to a subordinated loan agreement with Masco Corporation pursuant to which Masco has agreed to purchase, at par, at any time on or before October 31, 2003 up to $100.0 million aggregate principal amount of subordinated notes from us. We are obligated to use any proceeds from the sale of the notes solely to meet our obligations under our 4 1/2% Convertible Subordinated Debentures due 2003. The interest rate on the notes is based on a spread over the average treasury rate or a comparable debt issue rate subject to a cap of 14.5% at the time of issuance of the note subject to increase. We have agreed to pay Masco a commitment fee of 0.125% per annum on Masco's unused commitment under the subordinated loan agreement. Masco's obligation to purchase notes from us pursuant to the subordinated loan agreement is subject to the accuracy of our representations and warranties, the absence of any bankruptcy with respect to us, and the absence of an event of default under our credit facility. Notes under the subordinated loan agreement can be issued from time to time and mature on June 30, 2009. Any notes issued under the subordinated loan agreement are subordinate in right of payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness.

Other

     In connection with the recapitalization and the acquisition of Simpson we paid fees and expenses of approximately $11.2 million to affiliates of Credit Suisse First Boston Equity Partners, L.P. in consideration for providing us financial advisory services.

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock

     Authorized Capital Stock

     Under our certificate of incorporation, our authorized capital stock consists of 275,000,000 shares, of which 250,000,000 shares are common stock, par value $1.00 per share, and 25,000,000 shares are preferred stock, par value $1.00 per share. The number of authorized shares of each class of stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of MascoTech, Inc. entitled to vote, voting together as a single class. As of December 18, 2000, we had 41,839,672 shares of our common stock outstanding, of which 3,741,325 shares were subject to restricted stock awards (assuming no cash elections and disregarding vesting restrictions), and 361,001 shares of Series A Preferred Stock outstanding. None of these shares are freely transferable by their terms or by reason of securities law and contractual restrictions.

     Common Stock

     Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Delaware General Corporation Law, or the DGCL, or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders; provided that, except as required by law or our certificate of incorporation, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon.

     Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

     The outstanding shares of common stock are validly issued, fully paid and nonassessable. The common stock does not have any preemptive, subscription or conversion rights.

     Shares of common stock are freely alienable subject to compliance with securities laws except that holders of restricted common stock may not prior to an underwritten public offering of at least 15% of our common stock transfer any shares of restricted common stock to a person other than a relative of such holder or a trust established for the benefit of a relative of such holder.

Preferred Stock

     Our board of directors is authorized from time to time, without stockholder approval, to issue up to an aggregate of 25,000,000 shares of preferred stock, $1.00 par value per share, in one or more series. Included in this amount are 370,000 shares of Series A Preferred Stock authorized for issuance, in connection with the recapitalization. Each series of preferred stock may have the rights and preferences, including voting rights, divi-dend rights, conversion rights, redemption privileges and liquidation preferences that our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We issued 361,001 shares of Series A Preferred Stock to Masco Corporation upon the recapitalization.

     Except as required by law or otherwise as set forth in our certificate of incorporation, the Series A Preferred Stock holders do not have any voting rights or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any stockholders meeting. Series A Preferred Stock holders are entitled to one vote per share regarding matters on which they are entitled to vote.

     Series A Preferred Stock holders are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor pursuant to the DGCL, cumulative dividends on each share of Series A Preferred Stock for each quarterly dividend at a rate of 13% per annum for periods ending on or prior to December 31, 2005 and 15% per annum for periods after December 31, 2005, plus 2% per annum for any period for which there are any accrued and unpaid dividends.

     Our Series A Preferred Stock is not convertible and has no preemptive rights.

     All of the then outstanding Series A Preferred Stock is mandatorily redeemable by us out of legally available funds on December 31, 2012 in accordance with the provisions in our certificate of incorporation. Additionally, prior to that date, at our option, we can redeem the Series A Preferred Stock, in whole or in part, out of legally available funds, by a resolution of our board of directors, in accordance with the provisions in our certificate of incorporation.

     If a change of control, as defined in our certificate of incorporation, occurs at any time, or in the event of an equity offering triggering event, as defined in our certificate of incorporation, then each holder of Series A Preferred Stock has the right to require us to purchase such holder's Series A Preferred Stock in whole or in part, in accordance with the provisions of our certificate of incorporation.

     In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of Series A Preferred Stock are entitled to receive, out of our remaining assets, $100 in cash for each share of Series A Preferred Stock they hold, plus an amount equal to all dividends (including additional dividends) accrued and unpaid on each such share up to the date fixed for distribution. The Series A Preferred Stock ranks ahead of all our other capital stock outstanding at the time it was issued and therefore has the right to receive such dividends before common stock or any stock that ranks junior to the Series A Preferred.

     Certificate of Incorporation and Bylaws

     Our bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and provide for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions require that the stockholder must give written notice either by personal delivery to the Chairman of the Board or on notice to our
Secretary:

     o not less than ten days nor more than sixty days before the date of the meeting.

     Our bylaws provide, in accordance with our certificate of incorporation, the number of directors shall be fixed from time to time exclusively by a resolution adopted by the affirmative vote of a majority of the board of directors, but shall be at least one.

     Special meetings of stockholders may be called only by the board of directors or by the President, and shall be called by the President or Secretary upon the request of a majority of the directors or upon the written request of holders of at least a majority of all outstanding shares entitled to vote on the action proposed to be taken.

     In general, our bylaws may be amended or repealed at a meeting and new bylaws adopted by the holders of a majority of our voting stock, voting together as a single class, or by a vote of a majority of the whole board of directors, provided that notices of the proposed amendments shall have been sent to all the directors not less than three days before the meeting of the directors by the unanimous vote of all the directors present.

Limitation on Liability and Indemnification of Directors and Officers

     Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the DGCL, that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

     o for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a "derivative" action by or in right of the corporation, by reason of the fact that the person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by
Section 145 of the DGCL and will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions.

     We plan to maintain standard insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

     The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

     We act as the transfer agent and registrar for our common stock.

                         DESCRIPTION OF OUR INDEBTEDNESS

Credit Facility

     Summarized below are the material terms of our new credit facility. This summary is not a complete description of all of the terms and provisions of the agreement governing this debt.

Overview

     In connection with the recapitalization, MascoTech, Metalync Company, LLC, Lamons Metal Gasket Co., Lake Erie Screw Corporation, Compac Corporation, Fulton Performance Products, Inc., Norris Cylinder Company and Draw-Tite, Inc. (each of which is a direct or indirect wholly-owned subsidiary of MascoTech) entered into a new credit facility with The Chase Manhattan Bank, as administrative agent and collateral agent, Credit Suisse First Boston, as syndication agent, Comerica Bank, as documentation agent, First Union National Bank, as documentation agent, National City Bank, as documentation agent, Bank One, NA, as documentation agent, and the other lenders party thereto.

     The new credit facility consists of a senior revolving credit facility and two senior term loan facilities. The revolving credit facility is comprised of loans in a total principal amount of up to $300 million. The tranche A facility in comprised of loans in a total principal amount of $500 million. The tranche B facility is comprised of loans in a total principal amount of $500 million.

     The revolving credit facility and the tranche A facility will mature on May 28, 2007 and the tranche B facility will mature on November 28, 2008.

     The obligations under the new credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by us and each existing and subsequently acquired or organized domestic subsidiary of MascoTech, other than MTSPC, Inc. and Saturn Holdings (the holder of the equity interests in Saturn), pursuant to the terms of a separate guarantee agreement.

     Although no foreign subsidiaries are currently borrowers under the new credit facility, such entities may borrow under the facility in the future.

Incremental Facility

     The new credit facility also provides for an incremental facility, or tranche C facility, of up to an additional $200 million to be made available to Metalync. The credit facility permits us to seek an additional $50 million of commitments for the incremental facility in the future. We borrowed the full $200 million under the incremental facility in connection with our acquisition of Simpson, of which approximately $50 million is expected to be repaid with the proceeds of pending sale-leaseback transactions. The incremental loan facility matures on February 27, 2009. The incremental facility will be governed by the credit agreement and will be subject to the provisions thereof relating to the term loan facilities, with certain modifications. Interest rates, maturity and amortization under the incremental facility shall be agreed upon at the time the applicable lenders provide their commitment to make incremental loans. The proceeds of the incremental loans shall be used solely to finance permitted acquisitions. The amount available under the incremental facility is subject to reduction on a dollar-for-dollar basis to the extent that Metalync incurs any permitted unsecured debt.

Security Interests

     Our borrowings under the new credit facility are secured by a first priority perfected security interest in:

     o the capital stock of Metalync and all of the capital stock held by MascoTech, Metalync or any domestic subsidiary of MascoTech of each existing and subsequently acquired or organized subsidiary of MascoTech (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the capital stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to MascoTech or Metalync); and

     o all tangible and intangible assets of MascoTech, Metalync and each existing or subsequently acquired or organized domestic subsidiary of MascoTech, other than MTSPC, Inc. and Saturn Holdings, with certain exceptions as set forth in the credit facility;

Interest Rates and Fees

     Borrowings under the new credit facility will bear interest, at our option, at either:

     o a base rate used by The Chase Manhattan Bank, plus an applicable margin; or

     o a eurocurrency rate on deposits for one, two, three or six month periods (or nine or twelve month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus the applicable margin.

     For the period beginning November 28, 2000 up to and including September 30, 2001, the applicable margin on revolving loans and tranche A loans which are base rate loans shall be 2.25% and on eurocurrency loans shall be 3.25%. After the period ending September 30, 2001, the applicable margin on revolving loans and tranche A loans is subject to reduction depending on the leverage ratio of Metalync. The applicable margin on tranche B loans which are base rate loans is 3.00% and on eurocurrency loans is 4.00%. The applicable margin on the incremental loan incurred in connection with the acquisition of Simpson is 2.75% on base rate loans and 3.75% on eurocurrency loans prior to March 31, 2001; from April 1, 2001 through December 31, 2001 3.00% on base rate loans and 4.00% on eurocurrency loans; and thereafter 3.25% on base rate loans and 4.25% on eurocurrency loans.

     We shall also pay the lenders a commitment fee on the unused commitments under the new credit facility equal to 0.75% per annum if less than 50% of the revolving facility commitments are outstanding and 0.50% per annum is to be paid if 50% or more of the revolving facility commitments are outstanding, in each case, payable quarterly in arrears. The commitment fee is subject to reduction depending on the leverage ratio of Metalync.

Mandatory and Optional Repayment

     Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under the new credit facility with excess cash flow, the net proceeds of certain asset dispositions, casualty and condemnation recovery events and incurrences of permitted debt.

     We may voluntarily prepay loans under the new credit facility, in whole or in part, without penalty, subject to minimum prepayments. If we prepay eurodollar rate loans, we will be required to reimburse lenders for their breakage and redeployment costs.

Covenants

     The new credit facility contains negative and affirmative covenants and requirements affecting us and our subsidiaries. The new credit facility contains the following negative covenants and restrictions, among others: restrictions on debt, liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements, amendments to charter, by-laws and other material documents and use of reserved funds. The new credit facility also requires us and our subsidiaries to meet certain financial covenants and ratios to be tested quarterly commencing on December 31, 2000. The credit facility requires us to maintain restricted cash either in escrow from the proceeds of other subordinated debt financing or equity financing or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts at specified dates until the maturity of the convertible subordinated debentures which restricted cash amount totals $205 million by the maturity date of the convertible subordinated debentures. These amounts are $70 million from November 28, 2000 to September 30, 2002; $100 million from October 2002 to December 2002; $125 million from January 2003 to March 2003; $150 million from April 2003 to June 2003; $175 million from July 2003 to September 2003; and $205 million from October 2003 to December 15, 2003 and are reduced to the extent that convertible subordinated debentures are repaid from subordinated debt or equity proceeds prior to maturity.

     The new credit facility contains the following affirmative covenants, among others: mandatory reporting of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain events of default and other events, written notice of change of any information affecting the identity of the record owner or the location of collateral, preservation of existence and intellectual property, payment of obligations, maintenance of properties and insurance, notice of casualty and condemnation, access to properties and books by the lenders, compliance with laws, use of proceeds and letters of credit, additional subsidiaries, interest rate protection agreements, maintenance of stated available funds and contribution of additional equity by Metalync.

Events of Default

     The new credit facility specifies certain customary events of default, including, among others, non-payment of principal, interest or fees, violation of covenants, cross-defaults and cross-accelerations, inaccuracy of representations and warranties in any material respect, bankruptcy and insolvency events, change of control, failure to maintain security interests, specified ERISA events, default by Masco Corporation to make loans under subordinated loan agreement or such subordinated loan agreement shall cease or be asserted not to be in full force and effect, one or more judgments for the payment of money in an aggregate amount in excess of $15.0 million, the guarantees shall cease to be in full force and effect or are found not to comprise senior indebtedness under the subordination provisions of the subordinated debt and the subordination provisions of the subordinated debt are found to be invalid.

Subordinated Loan Agreement

     We are a party to a subordinated loan agreement with Masco Corporation pursuant to which Masco has agreed to purchase, at par, at any time on or before October 31, 2003 up to $100.0 million aggregate principal amount of subordinated notes from us. We are obligated to use any proceeds from the sale of the notes solely to meet our obligations under our 4 1/2% Convertible Subordinated Debentures due 2003. The interest rate on the notes is based on a spread over the average treasury rate or a comparable debt issue rate subject to a cap of 14.5% at the time of issuance of the note subject to increase. We have agreed to pay Masco a commitment fee of 0.125% per annum on Masco's unused commitment under the subordinated loan agreement. Masco's obligation to purchase notes from us pursuant to the subordinated loan agreement is subject to the accuracy of our representations and warranties, the absence of any bankruptcy with respect to us, and the absence of an event of default under our credit facility. Notes under the subordinated loan agreement can be issued from time to time and mature on June 30, 2009. Any notes issued under the subordinated loan agreement are subordinate in right of payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness.

Convertible Subordinated Debentures

     We currently have $305 million of 4 1/2% Convertible Subordinated Debentures due December 15, 2003 outstanding. Each $1,000 principal amount of convertible debentures was convertible prior to the recapitalization into shares of our common stock at a conversion price of $31.00 a share. As a result of the recapitalization, the convertible debentures are convertible into the right to receive the merger consideration paid to common stockholders in the recapitalization at a conversion price of $31.00 per the consideration payable with respect to a share of common stock and are, accordingly, not expected to be converted.

     Interest at a rate of 4 1/2% is paid semi-annually on the convertible debentures on June 15 and December 15 to record holders of the convertible debentures on the preceding June 1 or December 1, respectively. The convertible debentures mature on December 15, 2003. The convertible debentures can be redeemed by us at any time, in whole or in part, upon not less than thirty days' nor more than sixty days' notice at a redemption price of 101.00% of the principal amount outstanding if such redemption is prior to December 15, 2001; 100.50% of the principal amount outstanding if such redemption is prior to December 15, 2002; and at 100.00% of the principal outstanding amount if such redemption is after December 15, 2002.

     The convertible debentures are subordinated in right or payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness. The convertible debentures contain customary events of default for a debt security of such type and do not contain any negative covenants.

Other Debt

     As of September 30, 2000, we had approximately $15.9 million of other debt consisting primarily of industrial revenue bonds and government loans.

                              PLAN OF DISTRIBUTION

     The shares offered may be sold by the selling stockholders. These sales may be made in negotiated transactions. The shares may be sold by each of the selling stockholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     It is not possible at the present time to determine the price to the public in any sale of the common stock by the selling stockholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock sold less all applicable commissions and underwriter's discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the common stock to the public by the selling stockholders, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

                                  LEGAL MATTERS

     The validity of our common shares offered in this offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York.

                                     EXPERTS

     The financial statements of MascoTech, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statement schedule of MascoTech, Inc. for the years ended December 31, 1999, 1998 and 1997 and the financial statements of TriMas Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in the registration statement by reference to MascoTech's 1999 Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     MascoTech files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document MascoTech files at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. MascoTech's SEC filings are also available to you at the SEC's Web site at http://www.sec.gov.

                                 MASCOTECH, INC.
                          INDEX TO FINANCIAL STATEMENTS




                                                                       Page No.
                                                                       --------
Report of Independent Accountants....................................    F-2
Consolidated Balance Sheet as of December 31, 1999
   and 1998..........................................................    F-3
Consolidated Statements of Income for the Years Ended
   December 31, 1999, 1998 and 1997..................................    F-4
Consolidated Statement of Cash Flows for the Years
   Ended December 31, 1999, 1998 and 1997............................    F-5
Consolidated Statement of Shareholders' Equity for
   Years Ended December 31, 1999, 1998 and 1997......................    F-6
Notes to Consolidated Financial Statements...........................    F-7
Consolidated Condensed Balance Sheet as of September
   30, 2000 and December 31, 1999....................................    F-27
Consolidated Condensed Statements of Income for the
   Three and Nine Months Ended September 30, 2000 and
   1999..............................................................    F-28
Consolidated Condensed Statement of Cash Flows for
   the Nine Months Ended September 30, 2000 and 1999.................    F-29
Notes to Consolidated Condensed Financial Statements.................    F-30

                        REPORT OF INDEPENDENT ACCOUNTANTS

To  the Board of Directors of MascoTech, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of MascoTech, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
February 25, 2000

                                 MASCOTECH, INC.

                           CONSOLIDATED BALANCE SHEET

                           December 31, 1999 and 1998

                                     ASSETS

                                                                       1999              1998
                                                                  --------------  --------------
Current assets:
   Cash and cash investments.................................     $   4,490,000    $  29,390,000
   Receivables...............................................       218,960,000      223,340,000
   Inventories...............................................       183,600,000      198,350,000
   Deferred and refundable income taxes......................        46,750,000       26,590,000
   Prepaid expenses and other assets.........................        16,320,000       23,710,000
                                                                  --------------  --------------
       Total current assets..................................       470,120,000      501,380,000
Equity and other investments in affiliates...................       110,730,000       93,560,000
Property and equipment, net..................................       722,680,000      678,130,000
Excess of cost over net assets of acquired companies.........       759,330,000      764,220,000
Notes receivable and other assets............................        38,410,000       53,250,000
                                                                  --------------  --------------
        Total assets.........................................     $2,101,270,000  $2,090,540,000
                                                                  ==============  ==============

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable.........................................      $ 114,490,000    $ 114,830,000
   Accrued liabilities.......................................       113,910,000      135,230,000
                                                                  --------------  --------------
       Total current liabilities.............................       228,400,000      250,060,000
Convertible subordinated debentures..........................       305,000,000      310,000,000
Other long-term debt.........................................     1,067,890,000    1,078,240,000
Deferred income taxes........................................       100,680,000       88,140,000
Other long-term liabilities..................................        98,920,000      110,220,000
                                                                  --------------  --------------
       Total liabilities.....................................     1,800,890,000    1,836,660,000
                                                                  --------------  --------------
Shareholders' equity:
   Preferred stock, $1 par:
     Authorized:  25 million;
     Outstanding:  None......................................                --               --
   Common stock, $1 par:
     Authorized:  250 million;
     Outstanding:  44.6 million and 45.8 million.............        44,640,000       45,780,000
Paid-in capital..............................................                --       16,820,000
Retained earnings............................................       324,290,000      245,860,000
Accumulated other comprehensive loss.........................       (24,870,000)      (7,460,000)
Less:  Restricted stock awards...............................       (43,680,000)     (47,120,000)
                                                                  --------------  --------------
       Total shareholders' equity............................       300,380,000      253,880,000
                                                                  --------------  --------------
       Total liabilities and shareholders' equity............     $2,101,270,000  $2,090,540,000
                                                                  ==============  ==============

 The accompanying notes are an integral part of the consolidated financial statements.

                                 MASCOTECH, INC.

                        CONSOLIDATED STATEMENT OF INCOME

              for the years ended December 31, 1999, 1998 and 1997

                                                             1999             1998              1997
                                                       --------------    --------------   -------------
Net sales........................................      $1,679,690,000    $1,635,500,000   $ 922,130,000
Cost of sales....................................      (1,246,660,000)   (1,208,930,000)   (735,470,000)
                                                       --------------    --------------   -------------
   Gross profit..................................        433,030,000       426,570,000      186,660,000
Selling, general and administrative expenses.....       (214,530,000)     (204,180,000)     (89,930,000)
Gains (charge) on disposition of businesses, net.         14,440,000       (15,580,000)       4,980,000
Charge for asset impairment......................        (17,510,000)          --               --
                                                       --------------    --------------   -------------
   Operating profit..............................        215,430,000       206,810,000      101,710,000
                                                       --------------    --------------   -------------
Other income (expense), net:
   Interest expense, Masco Corporation...........            --                --            (7,500,000)
   Other interest expense........................        (80,820,000)      (81,500,000)     (29,030,000)
   Equity and other income from affiliates.......         13,230,000        10,150,000       43,360,000
   Gain (charge) from disposition of, or changes
     in, investments in equity affiliates........         (3,150,000)          --            64,350,000
   Deferred gain recognized from disposition of              --              7,000,000          --
     business....................................
   Other, net....................................         (5,220,000)        2,060,000       17,400,000
                                                       --------------    --------------   -------------
                                                         (75,960,000)      (62,290,000)      88,580,000
                                                       --------------    --------------   -------------
     Income before income taxes..................        139,470,000       144,520,000      190,290,000
Income taxes.....................................         47,040,000        47,050,000       75,050,000
   Net income....................................      $  92,430,000     $  97,470,000    $ 115,240,000
                                                       =============     =============    =============
Preferred stock dividends........................            --                --         $   6,240,000
                                                       =============     =============    =============
   Earnings attributable to common stock.........      $  92,430,000     $  97,470,000    $ 109,000,000
                                                       =============     =============    =============

                                                       Basic   Diluted   Basic   Diluted   Basic  Diluted
Earnings per common share:
   Earnings attributable to common stock.              $ 2.25  $1.84     $2.23   $1.83     $2.70  $2.12
                                                       ======  =======   =====   =======   =====  ========

 The accompanying notes are an integral part of the consolidated financial statements.

                                 MASCOTECH, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

              for the years ended December 31, 1999, 1998 and 1997

                                                                1999              1998             1997
                                                           -------------   --------------    --------------
CASH FROM (USED FOR):
OPERATING ACTIVITIES:
Net income.........................................        $  92,430,000    $  97,470,000     $ 115,240,000
Adjustments to reconcile net income to net
cash provided by operating activities:
(Gains) charge on disposition of businesses, net...          (14,440,000)      15,580,000        (4,980,000)
Charges (gains) from disposition or other changes
in investments in equity affiliates................            6,270,000       (7,000,000)      (64,350,000)
Charge for asset impairment........................           17,510,000          --                --
Depreciation and amortization......................           83,300,000       83,640,000        43,460,000
Equity earnings, net of dividends..................          (10,100,000)      (6,080,000)      (27,180,000)
Deferred income taxes..............................            9,560,000         (110,000)       17,520,000
Decrease (increase) in marketable securities, net.. --
                                                                               45,970,000        (8,210,000)
(Increase) decrease in receivables.................           (3,500,000)      (6,700,000)        2,670,000
Decrease (increase) in inventories.................              400,000      (19,640,000)        1,950,000
(Increase) decrease in prepaid expenses and other
current assets.....................................          (14,390,000)       1,240,000        (1,280,000)
(Decrease) increase in accounts payable and
accrued liabilities................................           (5,150,000)      (6,060,000)       11,140,000
Other, net.........................................           (9,260,000)       2,290,000        (7,480,000)
                                                           -------------   --------------    --------------
Net cash from operating activities.................          152,630,000      200,600,000        78,500,000
                                                           -------------   --------------    --------------
FINANCING ACTIVITIES:
Increase in debt...................................           28,540,000    1,162,670,000         7,080,000
Payment of debt....................................          (40,150,000)    (410,660,000)      (16,590,000)
Payment of note due to Masco Corporation...........              --               --            (45,580,000)
Retirement of preferred stock......................              --               --             (8,360,000)
Retirement of Company Common Stock.................          (19,530,000)     (63,550,000)       (6,610,000)
Payment of dividends...............................          (13,470,000)     (12,240,000)      (15,900,000)
Other, net.........................................           (5,490,000)     (13,480,000)       (9,070,000)
                                                           -------------   --------------    --------------
Net cash (used for) from financing activities......          (50,100,000)     662,740,000       (95,030,000)
                                                           -------------   --------------    --------------
INVESTING ACTIVITIES:
Cash received from sale of businesses, net.........           92,620,000       25,020,000        76,560,000
Acquisition of businesses, net of cash acquired....          (88,550,000)    (879,370,000)      (11,100,000)
Capital expenditures...............................         (135,740,000)    (106,300,000)      (54,780,000)
Receipt of cash from notes receivable..............            2,180,000        4,880,000        17,330,000
Proceeds from redemptions of debt by affiliates....              --            80,500,000           --
Other, net.........................................            2,060,000          210,000        10,230,000
                                                           -------------   --------------    --------------
Net cash (used for) from investing activities......         (127,430,000)    (875,060,000)       38,240,000
                                                           -------------   --------------    --------------
CASH AND CASH INVESTMENTS:
(Decrease) increase for the year...................          (24,900,000)     (11,720,000)       21,710,000
At January 1.......................................           29,390,000       41,110,000        19,400,000
                                                           -------------   --------------    --------------
At December 31.....................................        $   4,490,000    $  29,390,000     $  41,110,000
                                                           =============   ==============    ==============

 The accompanying notes are an integral part of the consolidated financial statements.

                                 MASCOTECH, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              for the years ended December 31, 1999, 1998 and 1997

                                                                                                                      (In Thousands)
                                                                                    Other Comprehensive
                                                                                           Income
                                                                                  -----------------------
                                                                                    Foreign
                                                                                    Currency     Minimum   Restricted      Total
                                  Preferred     Common      Paid-in    Retained   Translation    Pension      Stock    Shareholders'
                                    Stock       Stock       Capital    Earnings    And Other    Liability    Awards       Equity
                                 ----------- ----------  -----------  ----------  -----------  ----------  ----------  -------------
Balances, January 1, 1997...     $  10,800   $  37,250    $  47,800   $  61,060   $   8,050        $--     $ (26,140)  $ 138,820
   Comprehensive income:
     Net income.............                                            115,240                                          115,240
     Foreign currency                                                                (9,220)                              (9,220)
       translation..........
     Unrealized gain (loss)
      on securities (net of                                                          (1,390)                              (1,390)
      tax
      benefit, $(920))......
Total comprehensive income                                                                                               104,630
   Preferred stock dividends                       150        2,850      (6,240)                                          (3,240)
   Common stock dividends...                                            (12,270)                                         (12,270)
   Retirement of common                           (330)      (6,280)                                                      (6,610)
     stock
   Retirement of preferred            (450)                  (7,910)                                                      (8,360)
     stock
   Conversion of
     outstanding preferred         (10,350)      9,750          600                                                         --
     stock..................
   Exercise of stock options                       430        4,000                                                        4,430
   Restricted stock awards,
     net of amortization....                                                                                  (6,740)     (6,740)
                                 ----------- ----------  -----------  ----------  -----------  ----------  ----------  -------------
Balances, December 31, 1997.         --         47,250       41,060     157,790      (2,560)       --        (32,880)    210,660
   Comprehensive income:
     Net income.............                                             97,470                                           97,470
     Foreign currency                                                                 6,410                                6,410
       Translation
     Minimum pension
       liability (net of                                                                         (10,700)                (10,700)
       tax benefit $(6,700))
     Unrealized gain (loss)
       on securities (net                                                              (610)                                (610)
       of tax benefit,
       $(420))..............
Total comprehensive income..                                                                                              92,570
   Common stock dividends...                                             (9,400)                                          (9,400)
   Retirement of common                         (3,640)     (60,170)                                                     (63,810)
     stock
   Exercise of stock options                     1,160       14,750                                                       15,910
   Restricted stock awards,
    net of amortization.....                                                                                 (14,240)    (14,240)
   Common stock issued for
    acquisition of business.                     1,010       21,180                                                       22,190
                                 ----------- ----------  -----------  ----------  -----------  ----------  ----------  -------------
Balances, December 31, 1998.         --         45,780       16,820     245,860       3,240      (10,700)    (47,120)    253,880
   Comprehensive income:
     Net income.............                                             92,430                                           92,430
     Foreign currency                                                               (18,110)                             (18,110)
     translation............
     Minimum pension
     liability (net of tax,                                                                          700                     700
     $450)..................
 Total comprehensive income.                                                                                              75,020
   Common stock dividends...                                            (13,470)                                         (13,470)
   Retirement of common                         (1,280)     (18,580)                                                     (19,860)
     stock
   Exercise of stock options                       140        1,760        (530)                                           1,370
   Restricted stock awards,
     net of amortization....                                                                                   3,440       3,440
                                 ----------- ----------  -----------  ----------  -----------  ----------  ----------  -------------
Balances, December 31, 1999.         --      $  44,640           --   $ 324,290   $ (14,870)   $ (10,000)  $ (43,680)  $ 300,380
                                 =========== ==========  ===========  ==========  ===========  ==========  ==========  =============

 The accompanying notes are an integral part of the consolidated financial statements.

                                 MASCOTECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING POLICIES:

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Corporations that are 20 to 50 percent owned are accounted for by the equity method of accounting; ownership less than 20 percent is accounted for on the cost basis unless the Company exercises significant influence over the investee. Capital transactions by equity affiliates, which change the Company's ownership interest at amounts differing from the Company's carrying amount, are reflected in other income or expense and the investment in affiliates account.

     The Company has a corporate services agreement with Masco Corporation, which at December 31, 1999 owned approximately 17 percent of the Company's Common Stock. Under the terms of the agreement, the Company pays fees to Masco Corporation for various corporate staff support and administrative services, research and development and facilities. Such fees aggregated approximately $6.4 million in 1999, $8.7 million in 1998 and $5.5 million in 1997.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from such estimates and assumptions.

     Cash and Cash Investments. The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash and cash investments.

     Marketable Securities and Derivative Financial Instruments. In prior years, the Company had marketable equity securities holdings which were categorized as trading and, as a result, were stated at fair value. Changes in the fair value of trading securities were recognized in earnings. The Company may enter into futures contracts which are held for purposes other than trading and are carried at market value. Changes in market value of outstanding futures contracts are recognized in earnings. The Company may enter into interest rate swap agreements to limit the effect of changes in the interest rates on any floating rate debt. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are recognized as an adjustment to interest expense.

     Receivables. Receivables are presented net of allowances for doubtful accounts of approximately $4.3 million and $3.4 million at December 31, 1999 and 1998, respectively. The Company does a significant amount of business with a number of individual customers in the transportation industry. The Company monitors its exposure for credit losses and maintains adequate allowances for doubtful accounts; the Company does not believe that significant credit risk exists.

     Inventories. Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

     Property and Equipment, Net. Property and equipment additions, including significant betterments, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Repair and maintenance costs are charged to expense as incurred.

     Depreciation and Amortization. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 1/2 to 10 percent, and machinery and equipment, 6 2/3 to 33 1/3 percent. Deferred financing costs are amortized

                                 MASCOTECH, INC.

over the lives of the related debt securities. The excess of cost over net assets of acquired companies is amortized using the straight-line method over the period estimated to be benefitted, not exceeding 40 years. At each balance sheet date, management assesses whether there has been a permanent impairment of the excess of cost over net assets of acquired companies by comparing anticipated undiscounted future cash flows from operating activities with the carrying amount of the excess of cost over net assets of acquired companies. The factors considered by management in performing this assessment include current operating results, business prospects, market trends, potential product obsolescence, competitive activities and other economic factors. Based on this assessment, there was no permanent impairment related to the excess of cost over net assets of acquired companies at December 31, 1999.

     At December 31, 1999 and 1998, accumulated amortization of the excess of cost over net assets of acquired companies and patents was $68.5 million and $56.4 million, respectively. Amortization expense was $28.4 million, $31.8 million and $9.3 million in 1999, 1998 and 1997, respectively.

     New Accounting Pronouncements and Reclassifications. On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective adoption date of SFAS No. 133 to January 1, 2001. The Company is currently evaluating the impact SFAS No. 133 will have on its financial statements, if any.

     The American Institute of Certified Public Accountants' Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities," became effective on January 1, 1999 and did not have a material impact on the Company's financial statements.

                                 MASCOTECH, INC.

EARNINGS PER SHARE:

     The following are reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per common share:

                                                                          (In Thousands Except
                                                                           Per Share Amounts)
                                                           --------------------------------------------------
                                                                1999              1998             1997
                                                           --------------   --------------    ---------------
Weighted average number of shares outstanding......              41,110           43,630            40,300
                                                           ==============   ==============    ===============
Net income.........................................        $     92,430     $     97,470      $    115,240
Less:  Preferred stock dividends...................                  --               --            (6,240)
                                                           --------------   --------------    ---------------
   Earnings used for basic earnings per share              $     92,430     $     97,470      $    109,000
   computation.....................................        ==============   ==============    ===============
Basic earnings per share...........................        $       2.25     $       2.23      $       2.70
                                                           ==============   ==============    ===============
Total shares used for basic earnings per share                   41,110           43,630            40,300
computation........................................
Dilutive securities:
   Stock options...................................                 530            1,060             1,250
   Assumed conversion of preferred stock at                          --               --             5,210
   January 1, 1997.................................
   Convertible debentures..........................               9,840           10,000            10,000
   Contingently issuable shares....................               3,720            3,830             2,160
                                                           --------------   --------------    ---------------
       Total shares used for diluted earnings per                55,200           58,520            58,920
       share computation...........................        ==============   ==============    ===============
Earnings used for basic earnings per share
computation........................................        $     92,430     $     97,470      $    109,000
Add back of preferred stock dividends..............                  --               --             6,240
Add back of debenture interest.....................               9,310            9,530             9,530
                                                           --------------   --------------    ---------------
   Earnings used for diluted earnings per share            $    101,740     $    107,000      $    124,770
   computation.....................................        ==============   ==============    ===============
   Diluted earnings per share......................        $       1.84     $       1.83      $       2.12
                                                           ==============   ==============    ===============

     Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

SUPPLEMENTARY CASH FLOWS INFORMATION:

     Significant transactions not affecting cash were: in 1999, the assumption of approximately $10 million of liabilities in an acquisition; in 1998, the issuance of $22 million of Company Common Stock in partial exchange for the assets of an acquired company; the acquisition of TriMas for cash and the assumption of liabilities of approximately $179 million; and in 1997, the conversion of the Company's outstanding shares of Dividend Enhanced Convertible Preferred Stock for approximately 10 million shares of Company Common Stock (see "Shareholders' Equity" note); the exchange of approximately 9.9 million shares of the outstanding common stock of Emco Limited ("Emco") with a value of approximately $106 million, in addition to the cash payment of approximately $46 million, in payment of a promissory note due to Masco Corporation.

     Income taxes paid were $54 million, $38 million and $44 million in 1999, 1998 and 1997, respectively. Interest paid was $79 million, $79 million and $39 million in 1999, 1998 and 1997, respectively.

                                 MASCOTECH, INC.

ACQUISITIONS:

     In January 1998, the Company completed the acquisition of TriMas Corporation ("TriMas") by purchasing all the outstanding shares of TriMas not already owned by the Company for approximately $920 million. The Company previously owned 37 percent of TriMas. The results for 1998 reflect TriMas' sales and operating results from the date of acquisition. The acquisition has been accounted for as a purchase and the excess of the aggregate purchase price over the fair value of net assets acquired of approximately $680 million is being amortized over 40 years.

     The Company acquired a business operation and a product line extension in 1999, which will provide annual sales of approximately $85 million, for an aggregate purchase price of approximately $93 million. These transactions have been accounted for as purchases and the excess of the aggregate purchase price over the fair value of net assets acquired of approximately $51 million is being amortized over 40 years. The results for 1999 reflect sales and operating results from the dates of acquisition.

DISPOSITIONS OF BUSINESSES:

     The Company received approximately $30 million of contingent consideration ($5 million in 1997 and $25 million in 1998) based on the subsequent operating performance of certain businesses sold in 1996. This gain, which is non-taxable, is included in the caption "gains (charge) on disposition of businesses, net" in the consolidated statement of income.

     On January 3, 1997, the Company sold its Technical Services Group (comprised of the Company's engineering and technical business services units) to MSX International, Inc. Also included in this transaction were the net assets of APX International which were acquired by the Company in November 1996 for approximately $44 million. The sale resulted in total proceeds to the Company of approximately $145 million, subject to certain adjustments, consisting of cash, $30 million of subordinated debentures, $18 million of preferred stock and an approximate 45 percent common equity interest in MSX International, Inc. valued at $2 million. In January 1998, the Company received $48 million of cash from MSX International, Inc. in payment of the subordinated debentures and other amounts due MascoTech, resulting in a realized gain in the first quarter 1998 of $7 million. The remaining deferred gain of approximately $20 million will be recognized upon the liquidation of the common and preferred stock holdings for cash.

     In the second quarter of 1998, the Company recorded a non-cash charge aggregating approximately $41 million pre-tax (approximately $22 million after-tax) to reflect the write-down of certain long-lived assets principally related to the plan to dispose of certain businesses and to accrue exit costs of approximately $8 million. In April 1999, the Company completed the sale of these aftermarket-related and vacuum metalizing businesses for total proceeds aggregating approximately $105 million, including $90 million of cash which was applied to reduce the Company's indebtedness, a note receivable of $6 million and retained equity interests in the ongoing businesses. These transactions resulted in a pre-tax gain of approximately $26 million ($15 million after-tax).

     In 1999, management adopted a plan to sell its specialty tubing business which resulted in a pre-tax loss of approximately $7 million and an after-tax gain of approximately $5.5 million, due to the tax basis in the net assets of the businesses exceeding book carrying values. This business was sold in January 2000 for proceeds of approximately $6 million consisting of cash and notes.

                                 MASCOTECH, INC.

     In addition, the Company recorded in the second quarter 1999 a non-cash pre-tax charge of approximately $17.5 million related to impairment of certain long-lived assets, which included its hydroforming equipment and related intellectual property.

     In the fourth quarter 1999, the Company announced the closure of a plant and recorded a non-cash pre-tax charge of approximately $4 million ($2 million after-tax) related principally to employee benefit costs and asset impairments. Accrued exit costs at January 1, 1999 were approximately $12 million, new accruals in 1999 were approximately $2 million, payments and adjustments to accrued estimates approximated $2 million and the accrual at December 31, 1999 was approximately $12 million.

INVENTORIES:

                                                      (In Thousands)
                                                      At December 31
                                           -----------------------------------
                                               1999                1998
                                           ---------------    ----------------
Finished goods.........................    $       86,240     $        87,810
Work in process........................            45,940              47,960
Raw material...........................            51,420              62,580
                                           ---------------    ----------------
                                           $      183,600     $       198,350
                                           ===============    ================

EQUITY AND OTHER INVESTMENTS IN AFFILIATES:

     Equity and other investments in affiliates consist of the following common stock interests in publicly traded affiliates:

                                                                           At December 31
                                                       ----------------------------------------------------
                                                             1999               1998               1997
                                                       ---------------    ---------------   ---------------
TriMas Corporation...............................             --                 --                 37%
Titan International, Inc.........................             16%                16%                15%
Delco Remy International, Inc. (voting)..........             17%                17%                18%

     Titan International, Inc. ("Titan") is a manufacturer of wheels, tires and other products for agricultural, construction and off-highway equipment markets. Delco Remy International, Inc. ("DRI") is a manufacturer of automotive electronic motors and other components. A representative of the Company serves on the Board of Directors of Titan and DRI. The above companies are accounted for under the equity method.

                                 MASCOTECH, INC.

     The carrying amount of investments in affiliates at December 31, 1999 and 1998 and quoted market values at December 31, 1999 for publicly traded affiliates (which may differ from the amounts that could have been realized upon disposition) are as follows:

                                                                             (In Thousands)
                                                           --------------------------------------------------
                                                             1999 Quoted     1999 Carrying     1998 Carrying
                                                            Market Value         Amount           Amount
                                                           ---------------  ---------------  ----------------
Common stock:
     Titan International, Inc......................         $    21,550     $     40,880       $    46,900
     Delco Remy International, Inc.................              24,960           15,300            10,920
                                                           --------------   ---------------  ----------------
     Investments in publicly traded affiliates.....         $    46,510           56,180            57,820
     Other non-public affiliates...................                               54,550            35,740
                                                                            ---------------  ----------------
       Total.......................................                         $    110,730       $    93,560
                                                                            ===============  ================

     The Company's carrying value in common stock of these equity affiliates exceeded its equity in the underlying net book value by approximately $12 million at December 31, 1999. This excess is being amortized over 40 years.

     In March 1997, TriMas called for redemption its 5% Convertible Subordinated Debentures which resulted in the issuance of approximately 4.7 million common shares, reducing the Company's common equity ownership in TriMas to approximately 37 percent. The Company recognized pre-tax income of approximately $13 million as a result of the change in the Company's common equity ownership interest in TriMas.

     In September 1997, the Company exchanged its equity holdings in Emco Limited, with a value approximating $106 million (resulting in a pre-tax gain of approximately $46 million), and approximately $46 million in cash to satisfy an indebtedness to Masco Corporation.

     In December 1997, DRI completed an initial public offering reducing the Company's common equity ownership interest in DRI to approximately 12 percent on a diluted basis. As a result of the change in the Company's common equity ownership interest in DRI, the Company recognized a pre-tax gain of approximately $5 million.

     In addition to its equity investments in publicly traded affiliates, the Company has equity and other investment interests in privately held automotive-related companies, including the Company's 36 percent common equity ownership in Saturn Electronics & Engineering, Inc., a manufacturer of electromechanical and electronic automotive components; a 45 percent common equity ownership in MSX International, Inc., a provider of technology-based business services and product development services; and a 16 percent common equity ownership in Qualitor, Inc., a supplier of automotive aftermarket products.

     Equity in undistributed earnings of affiliates of $15 million at December 31, 1999, $6 million at December 31, 1998 and $68 million at December 31, 1997 are included in consolidated retained earnings.

                                 MASCOTECH, INC.

     Approximate combined condensed financial data of the Company's equity affiliates (including TriMas through the date of acquisition in early 1998, Qualitor since its formation in early 1999, and Emco through the date of disposition September 30, 1997) accounted for under the equity method are as follows:

                                                                                         (In Thousands)
                                                                                         At December 31
                                                                                -------------------------------
                                                                                     1999              1998
                                                                                -------------    --------------
Current assets...............................................                   $  1,180,990      $   948,370
Current liabilities..........................................                       (708,150)        (451,200)
                                                                                -------------    --------------
   Working capital...........................................                        472,840          497,170
Property and equipment, net..................................                        632,530          473,460
Excess of cost over net assets of acquired companies and other assets                499,040          349,060
Long-term debt...............................................                     (1,087,650)        (846,330)
Deferred income taxes and other long-term liabilities........                        (70,250)         (52,030)
                                                                                -------------    --------------
   Shareholders' equity......................................                   $    446,510      $   421,330
                                                                                =============    ==============

                                                                                    (In Thousands)
                                                                           For The Years Ended December 31
                                                                       ------------------------------------------
                                                                         1999           1998            1997
                                                                       ------------  -------------  -------------

Net sales.............................................                  3,304,610      2,764,860      3,484,540
                                                                       ============  =============  =============
Operating profit......................................                    177,220        125,730        264,590
                                                                       ============  =============  =============
Earnings attributable to common stock.................                     41,070         32,480        108,230
                                                                       ============  =============  =============
         Equity and other income from affiliates consists of the following:

                                                                                   (In Thousands)
                                                                          For The Years Ended December 31
                                                                   ----------------------------------------------
                                                                       1999            1998            1997
                                                                   -------------  -------------   ---------------
The Company's equity in affiliates' earnings available for
common shareholders...................................             $     10,300   $      7,340    $     31,330
Interest and dividend income..........................                    2,930          2,810          12,030
                                                                   -------------  -------------   ---------------
Equity and other income from affiliates...............             $     13,230   $     10,150    $     43,360
                                                                   ============   =============   ===============
PROPERTY AND EQUIPMENT, NET:

                                                                                         (In Thousands)
                                                                                         At December 31
                                                                                ---------------------------------
                                                                                     1999              1998
                                                                                --------------    ---------------
Cost:
   Land and land improvements................................                   $     30,650      $    33,160
   Buildings.................................................                        184,170          179,870
   Machinery and equipment...................................                        830,400          777,710
                                                                                --------------    ---------------
                                                                                   1,045,220          990,740
Less:  Accumulated depreciation..............................                        322,540          312,610
                                                                                --------------    ---------------
                                                                                $    722,680      $   678,130
                                                                                ==============    ===============

                                 MASCOTECH, INC.

         Depreciation expense totalled $55 million, $52 million and $34 million in 1999, 1998 and 1997, respectively.

ACCRUED LIABILITIES:

                                                          (In Thousands)
                                                          At December 31
                                                  -----------------------------
                                                      1999              1998
                                                  ------------    -------------

Salaries, wages and commissions...............    $     8,800      $    16,550
Vacation, holiday and bonus...................         18,550           19,420
Income taxes..................................          3,940            8,790
Interest......................................          5,250            4,300
Insurance.....................................         24,130           22,470
Property, payroll and other taxes.............          5,380            5,490
Pension.......................................         20,850           13,600
Other.........................................         27,010           44,610
                                                  ------------    -------------
                                                  $   113,910      $   135,230
                                                  ============    =============
LONG-TERM DEBT:

                                                                                          (In Thousands)
                                                                                          At December 31
                                                                                 ----------------------------
                                                                                      1999             1998
                                                                                 ------------    ------------
4 1/2% Convertible Subordinated Debentures,
  due 2003 and convertible into
Company Common Stock at $31 per share........................                    $    305,000    $    310,000
Bank revolving credit agreement..............................                         606,000         500,000
Bank term loan...............................................                         383,000         475,000
Other........................................................                          85,660         108,060
                                                                                 ------------    ------------
                                                                                    1,379,660       1,393,060
Less:  Current portion of long-term debt.....................                           6,770           4,820
                                                                                 ------------    ------------
Long-term debt...............................................                     $ 1,372,890     $ 1,388,240
                                                                                 ============    ============

     In connection with the TriMas acquisition in early 1998 (see "Acquisitions" note), the Company entered into a new $1.3 billion credit facility. This facility includes a $500 million term loan with remaining principal payments as follows: 2000 -- $60 million; 2001 -- $75 million; 2002 -- $138 million; and
2003 -- $110 million. The credit facility also includes an $800 million revolver which terminates in 2003. The Company has recorded the $60 million principal payment due in 2000 as long-term because the Company has the ability and intent to refinance amounts due in 2000 on a long-term basis utilizing the revolver.

     Other debt at December 31, 1999 principally consists of borrowings denominated in foreign currencies under the revolving credit agreement by the Company's subsidiaries. At December 31, 1999, there was approximately $120 million unused under the revolving credit agreement.

                                 MASCOTECH, INC.

     The interest rates applicable to the revolver and term loan are principally at alternative floating rates which approximated seven percent at December 31, 1999. Interest rate swaps covering a notional amount of $400 million of the Company's floating rate debt were entered into in 1998 at an aggregate interest rate of approximately seven percent including the current borrowing spread under the Company's revolving credit agreement. These swap agreements expire at various dates in 2000 through 2007.

     The credit facility requires the maintenance of a specified level of shareholders' equity plus subordinated debt, with limitations on the ratios of total debt to cash flow (as defined) and cash flow less capital expenditures (as defined) to interest plus taxes and scheduled debt payments. In addition, there are limitations on dividends, share repurchases and subordinated debt repurchases. Under the most restrictive of these provisions, approximately $26 million would have been available at December 31, 1999 for the payment of cash dividends and the acquisition of Company capital stock. The facility is collateralized by a pledge of the stock of TriMas.

     Masco Corporation has agreed to purchase from the Company, at the Company's option, up to $200 million of subordinated debentures through 2002.

     The maturities of debt as at December 31, 1999 during the next five years are as follows (in millions): 2000 -- $67; 2001 -- $84; 2002 -- $141; 2003 --
$1,033; and 2004 -- $2.

SHAREHOLDERS' EQUITY:

     On June 27, 1997, the Company completed the conversion of all remaining issued and outstanding shares of its Dividend Enhanced Convertible Preferred Stock (DECS). Holders of DECS received in exchange for each share of DECS .955 of a share of the Company's Common Stock, par value $1.00 per share, resulting in the issuance of approximately 10 million shares of Company Common Stock.

     The Company repurchased and retired approximately 1.3 million shares of its common stock in 1999, 3.6 million shares of its common stock in 1998 and approximately .3 million shares of its common stock and approximately .5 million shares of its preferred stock in 1997, pursuant to Board of Directors' authorized repurchase programs. At December 31, 1999, the Company may repurchase approximately 3.3 million additional shares of Company Common Stock pursuant to the repurchase authorization.

     In 1996, the Company purchased from Masco Corporation 17 million shares of MascoTech common stock and warrants to purchase 10 million shares of MascoTech common stock for cash and notes approximating $266 million. In addition, Masco Corporation has agreed to purchase from the Company, at the Company's option, up to $200 million of subordinated debentures through 2002.

     MascoTech has the right of first refusal to purchase the approximate 7.8 million shares of MascoTech common stock that Masco Corporation continues to hold, should Masco Corporation decide to dispose of such shares.

     On the basis of amounts paid (declared), cash dividends per common share were $.30 ($.30) in 1999, $.26 ($.20) in 1998 and $.22 ($.28) in 1997.

STOCK OPTIONS AND AWARDS:

     The Company's Long Term Stock Incentive Plan (the "Plan") provides for the issuance of stock-based incentives in various forms. At December 31, 1999, outstanding stock-based incentives are in the form of restricted long-term stock awards and stock options.

                                 MASCOTECH, INC.

     Pursuant to the Plan, the Company granted long-term stock awards, net, for 622,000, 908,000 and 565,000 shares of Company Common Stock during 1999, 1998 and 1997, respectively, to key employees of the Company. The weighted average fair value per share of long-term stock awards granted during 1999, 1998 and 1997 on the date of grant was $14, $19 and $19, respectively. Compensation expense for the vesting of long-term stock awards was approximately $4.7 million, $5.2 million and $4.7 million in 1999, 1998 and 1997, respectively. The unamortized value of unvested stock awards, aggregating approximately $44 million at December 31, 1999, are generally amortized over ten-year vesting periods and are recorded in the financial statements as a deduction from shareholders' equity.

     Fixed stock options are granted to key employees of the Company and have a maximum term of ten years. The exercise price of each fixed option equals the market price of Company Common Stock on the date of grant. These options either vest no later than ten years after grant or in installments beginning in the third year and extending through the eighth year after grant.

     A summary of the status of the Company's stock options granted under the Plan or prior plans for the three years ended December 31, 1999 is presented below.

                                                                                 (Shares In Thousands)
                                                                          -----------------------------------
                                                                           1999          1998           1997
                                                                          ---------   ----------   ----------
Option shares outstanding, January 1..................                      3,950         3,770         4,290
   Weighted average exercise price....................                     $   14        $   10        $   10
Option shares granted.................................                        180         1,480            80
   Weighted average exercise price....................                     $   14        $   19        $   20
Option shares exercised...............................                       (140)       (1,160)         (500)
   Weighted average exercise price....................                     $    5        $   10        $    8
Option shares canceled................................                       (110)         (140)         (100)
   Weighted average exercise price....................                     $   18        $   15        $   16
Option shares outstanding, December 31................                      3,880         3,950         3,770
   Weighted average exercise price....................                     $   14        $   14        $   10
   Weighted average remaining option term (in years)..                        5.9           6.6           4.7
Option shares exercisable, December 31................                      1,200           750         1,430
   Weighted average exercise price....................                     $    9        $    9        $    9

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                 (Shares In Thousands)

                             Number        Weighted Av-       Weighted Av-        Number        Weighted Av-
       Range of            Outstanding         erage             erage          Exercisable         erage
   Exercise Prices         At 12/31/99     Remaining Life   Exercise Price     At 12/31/99     Exercise Price
--------------------     --------------    --------------   ---------------    -------------   ------------------
      $4.50-- $14            1,060                  1.6      $         5.46            790        $      5.06
        $14-- $18            1,380                  7.0      $        14.51            360        $     14.58
        $18-- $25            1,440                  7.9      $        19.20             50        $     22.16
                            -------                                                 -------
Total Outstanding            3,880                           Total Exercisable       1,200
                            =======                                                 =======

                                 MASCOTECH, INC.

     At December 31, 1999, 1998 and 1997, a combined total of 3,450,000, 3,820,000 and 5,223,000 shares, respectively, of Company Common Stock were available for the granting of options and incentive awards under the above plans.

     The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25 and, accordingly, no stock option compensation expense is included in the determination of net income in the statement of income. The weighted average fair value on the date of grant of options granted was $3.60, $6.30 and $7.70 in 1999, 1998 and 1997, respectively. Had stock option compensation expense been determined pursuant to the methodology of SFAS No. 123, "Accounting for Stock-Based Compensation," the pro forma effects on the Company's earnings per share would have been a reduction of approximately $.04, $.04 and $.02 in 1999, 1998 and 1997, respectively.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                        1999             1998            1997
                                                        ----             ----            ----
         Risk-free interest rate.............            5.1%             5.5%             6.5%
         Dividend yield......................            1.9%             1.3%             1.4%
         Volatility factor...................           26.2%            28.8%            35.0%
         Expected option life (in years).....            5.5              5.5              5.5

EMPLOYEE BENEFIT PLANS:

     Pension and Profit-Sharing Benefits. The Company sponsors defined-benefit pension plans for most of its employees. In addition, substantially all salaried employees participate in noncontributory profit-sharing plans, to which payments are approved annually by the Board of Directors. Aggregate charges to income under these plans were $21 million in 1999, $15 million in 1998 and $9 million in 1997.

     Net periodic pension cost for the Company's defined-benefit pension plans includes the following components for the three years ended December 31, 1999:

                                                                                    (In Thousands)
                                                                    --------------------------------------------
                                                                          1999           1998            1997
                                                                    -------------   -------------   ------------
Service cost..........................................               $     7,590     $     6,470     $    3,480
Interest cost.........................................                    12,640          11,380          6,650
Expected return on assets.............................                    (9,670)        (11,430)        (6,600)
Amortization of transition obligation (asset).........                       130            (170)          (120)
Amortization of prior-service cost....................                       650             750            690
Amortization of net loss..............................                     1,440             670            410
                                                                    -------------   -------------   ------------
Net periodic pension cost.............................               $    12,780     $     7,670     $    4,510
                                                                    =============   =============   ============

                                 MASCOTECH, INC.

     Major assumptions used in accounting for the Company's defined-benefit pension plans are as follows:

                                                                          1999           1998            1997
                                                                          ----           ----            ----
Discount rate for obligations.........................                     7.75%           6.75%          7.25%
Rate of increase in compensation levels...............                     5.00%           5.00%          5.00%
Expected long-term rate of return on plan assets......                     9.00%          11.00%         11.00%

     The following provides a reconciliation of the changes in the defined-benefit pension plans' projected benefit obligations and fair value of assets for each of the two years ended December 31, 1999, and the funded status as of December 31, 1999 and 1998:

                                                                                            (In Thousands)
                                                                                    ----------------------------
                                                                                        1999            1998
                                                                                    -------------  -------------
Changes in projected benefit obligations
Benefit obligations at January 1.............................                       $   (184,030)  $    (99,150)
   Acquisitions..............................................                                 --        (63,720)
   Service cost..............................................                             (7,130)        (5,900)
   Interest cost.............................................                            (12,640)       (11,380)
   Plan amendments...........................................                             (1,460)          (650)
   Actuarial gain (loss).....................................                             22,830         (9,580)
   Benefit payments..........................................                              8,660          6,350
                                                                                    -------------  -------------
Projected benefit obligations at December 31.................                       $   (173,770)  $   (184,030)
                                                                                    -------------  -------------
Changes in plan assets
Fair value of plan assets at January 1.......................                       $    110,760   $     63,020
   Actual return on plan assets..............................                            (12,110)         1,890
   Acquisitions..............................................                                 --         46,420
   Contributions.............................................                             11,520          6,430
   Benefit payments..........................................                             (8,480)        (6,350)
   Expenses/Other............................................                               (430)          (650)
Fair value of plan assets at December 31.....................                       $    101,260   $    110,760
                                                                                    =============  =============
Funded status
Plan assets less than projected benefits at December 31......                       $    (72,510)  $    (73,270)
   Unamortized transition obligation (asset).................                                270         (1,100)
   Unamortized prior-service cost............................                              7,500          7,640
   Unamortized net loss......................................                             29,340         36,600
                                                                                    -------------  -------------
Net liability recognized at December 31......................                       $    (35,400)  $    (30,130)
                                                                                    =============  =============

                                 MASCOTECH, INC.

     The following provides the amounts related to the plans at December 31, 1999 and 1998:

                                                                                            (In Thousands)
                                                                                   ----------------------------
                                                                                        1999            1998
                                                                                   -------------  -------------
Accrued benefit liability....................................                       $  (56,650)    $  (51,370)
Intangible asset.............................................                           11,250         10,540
Accumulated other comprehensive income.......................                           10,000         10,700
                                                                                   -------------   ------------
Net liability recognized.....................................                       $  (35,400)    $  (30,130)
                                                                                   =============   ============

     Postretirement Benefits. The Company provides postretirement medical and life insurance benefits, none of which are funded, for certain of its active and retired employees. Net periodic postretirement benefit cost includes the following components for the years ended December 31, 1999, 1998 and 1997:

                                                                                     (In Thousands)
                                                                        ------------------------------------------
                                                                          1999             1998           1997
                                                                        ----------   -------------   -------------
Service cost.........................................                     $   400     $       300        $   300
Interest cost........................................                       1,200           1,200          1,400
Net amortization.....................................                         500            (100)           700
                                                                        ----------   -------------   -------------
Net periodic postretirement benefit cost.............                     $ 2,100     $     1,400        $ 2,400
                                                                        ==========   =============   =============

     The following provides a reconciliation of the changes in the postretirement benefit plans' benefit obligations for each of the two years ended December 31, 1999 and the status as of December 31, 1999 and 1998:

                                                                                           (In Thousands)
                                                                                  ------------------------------
                                                                                       1999             1998
                                                                                  --------------  --------------
Changes in benefit obligations
Benefit obligations at January 1.............................                     $    (18,900)   $    (12,400)
   Acquisitions..............................................                               --          (4,400)
   Service cost..............................................                             (400)           (300)
   Interest cost.............................................                           (1,200)         (1,200)
   Employee contributions....................................                             (100)           (100)
   Actuarial gain (loss).....................................                            1,000          (1,900)
   Benefit payments..........................................                            1,300           1,200
   Curtailment...............................................                              100             200
                                                                                  --------------  --------------
Benefit obligations at December 31...........................                     $    (18,200)   $    (18,900)
                                                                                  ==============  ==============
Status
Benefit obligations at December 31...........................                     $    (18,200)   $    (18,900)
   Unamortized transition obligation.........................                            8,400           9,300
   Unrecognized prior-service cost...........................                              400             500
   Unrecognized net gain.....................................                           (6,700)         (6,200)
                                                                                  --------------  --------------
   Net liability at December 31..............................                     $    (16,100)   $    (15,300)
                                                                                  ==============  ==============

                                 MASCOTECH, INC.

     The discount rate used in determining the accumulated postretirement benefit obligation increased from 6.75 percent in 1998 to 7.75 percent in 1999. The assumed health care cost trend rate in 1999 was eight percent, decreasing to an ultimate rate in the year 2007 of five percent. If the assumed medical cost trend rates were increased by one percent, the accumulated postretirement benefit obligations would increase by $1.3 million and the aggregate of the service and interest cost components of net periodic postretirement benefit obligations cost would increase by $.1 million. If the assumed medical cost trend rates were decreased by one percent, the accumulated postretirement benefit obligations would decrease by $1.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost would decrease by $.1 million.

SEGMENT INFORMATION:

     The Company has defined a segment as a component, with business activity resulting in revenue and expense, that has separate financial information evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. The Company has five operating segments involving the manufacture and sale of the following:

     Specialty Metal Formed Products -- Precision products, principally engine and drivetrain components and subassemblies, generally produced using advanced metalworking technologies with significant proprietary content for the transportation industry.

     Towing Systems -- Vehicle hitches, jacks, winches, couplers and related towing accessories.

     Specialty Fasteners -- Cold formed fasteners and related metallurgical processing.

     Specialty Packaging and Sealing Products -- Industrial container closures, pressurized gas cylinders and metallic and nonmetallic gaskets.

     Specialty Industrial Products -- Specialty drills, cutters and specialized metal finishing services, and flame-retardant facings and jacketings and pressure-sensitive tapes.

     The Company purchased TriMas in January 1998 and the segment data for 1998 reflects TriMas as though the transaction had occurred on January 1, 1998, consistent with the Company's internal management reporting.

     Included in the Specialty Metal Formed Products segment are sales to one customer of $197 million, $184 million and $156 million in 1999, 1998 and 1997, respectively; sales to another customer, attributed mainly to the Specialty Metal Formed Products segment, of $140 million in 1997; sales to a third customer, attributed mainly to the Specialty Metal Formed Products segment, of $79 million in 1997; and sales to a fourth customer, attributed mainly to the Specialty Metal Formed Products segment, of $62 million in 1997. Specialty Metal Formed Products' operating profit for 1997 was reduced by $17 million of nonrecurring charges.

     The Company's export sales approximated $143 million, $142 million and $71 million in 1999, 1998 and 1997, respectively.

     Intersegment transactions represent principally transactions occurring in the ordinary course of business.

                                 MASCOTECH, INC.

                                                                    (In Thousands)
                                 -------------------------------------------------------------------------------------
                                                                       Specialty
                                  Specialty                            Packaging              Companies
                                    Metal                                 and     Specialty    Sold or
                                   Formed       Towing     Specialty    Sealing   Industrial   Held For
1999                               Products     Systems     Fasteners   Products   Products      Sale        Total
----                             ----------  ----------   ----------- ----------- ----------- ----------- ------------
Revenue from external            $ 817,000   $ 260,000    $ 241,000   $ 216,000   $ 107,000    $  39,000   $ 1,680,000
   customers................
Intersegment revenue........         9,000       8,000        4,000          --       1,000        1,000       23,000
Depreciation and                    35,000      10,000       12,000      13,000       5,000        2,000       77,000
   amortization.............
Segment operating profit....       112,000      37,000       35,000      41,000      14,000        4,000      243,000
Segment net assets..........       602,000     289,000      329,000     422,000     140,000           --     1,782,000
Capital expenditures........        87,000       9,000       12,000      19,000       7,000           --      134,000

1998
----
Revenue from external            $ 760,000   $ 238,000    $ 226,000   $ 223,000   $ 110,000    $ 115,000   $ 1,672,000
   customers................
Intersegment revenue........         5,000       6,000        3,000          --       1,000        3,000       18,000
Depreciation and                    34,000       9,000       10,000      11,000       5,000        6,000       75,000
   amortization.............
Segment operating profit....       106,000      34,000       38,000      46,000      16,000       12,000      252,000
Segment net assets..........       494,000     281,000      328,000     423,000     140,000      102,000     1,768,000
Capital expenditures........        63,000       8,000       14,000      16,000       4,000        3,000      108,000

1997
----
Revenue from external            $ 711,000          --    $  44,000          --   $  37,000    $ 130,000   $  922,000
   customers................
Intersegment revenue........         9,000          --        1,000          --          --        2,000       12,000
Depreciation and                    29,000          --        1,000          --       2,000        6,000       38,000
   amortization.............
Segment operating profit....        88,000          --        8,000          --       7,000       16,000      119,000
Segment net assets..........       444,000          --       17,000          --      18,000      109,000      588,000
Capital expenditures........        46,000          --        1,000          --       2,000        5,000       54,000

     The following table presents the Company's revenues for each of the years ended December 31 and net assets at each year ended December 31 by geographic area, attributed to each subsidiary's continent of domicile. Revenue and net assets from no single foreign country was material to the consolidated revenues and net assets of the Company.

                                                                  (In Thousands)
                                -----------------------------------------------------------------------------------
                                           1999                        1998                         1997
                                --------------------------  --------------------------  ---------------------------
                                   Sales       Net Assets      Sales       Net Assets       Sales       Net Assets
                                ----------   -------------  ------------  ------------  ------------  -------------
Europe...................        $165,000      $182,000      $149,000      $171,000       $100,000      $111,000
Australia................          23,000        14,000        18,000        10,000             --            --
Other North America......          12,000        18,000        16,000        12,000             --            --
                                ----------   -------------  ------------  ------------  ------------  -------------
    Total foreign........        $200,000      $214,000      $183,000      $193,000       $100,000      $111,000
                                ==========   =============  ============  ============  ============  =============

                                 MASCOTECH, INC.

     The following is a reconciliation of reportable segment revenue from external customers, segment operating profit and segment net assets to the Company's consolidated totals:

                                                                             (In Thousands)
                                                           -------------------------------------------------
                                                                1999              1998             1997
                                                           -------------   --------------   ----------------
Revenue from External Customers                            $  1,680,000     $  1,672,000      $    922,000
Revenue from external customers for reportable
segments............................................
TriMas sales prior to acquisition...................                 --          (36,000)               --
                                                           -------------   --------------   ----------------
         Total net sales............................       $  1,680,000     $  1,636,000       $   922,000
                                                           =============   ==============   ================

                                                                             (In Thousands)
                                                                1999              1998             1997
                                                           -------------   --------------   ----------------
Operating Profit
Total operating profit for reportable segments.....        $    243,000     $    252,000      $    119,000
General corporate expense..........................             (24,000)         (24,000)          (22,000)
Gain (loss) on disposition of businesses...........              14,000          (41,000)               --
Charge for asset impairment........................             (18,000)              --                --
MSTI earnout.......................................                  --           25,000             5,000
TriMas operating profit prior to acquisition.......                  --           (5,000)               --
                                                           -------------   --------------   ----------------
         Total operating profit....................        $    215,000     $    207,000       $   102,000
                                                           =============   ==============   ================

                                                                             (In Thousands)
                                                           -------------------------------------------------
                                                                1999              1998             1997
                                                           -------------   --------------   ----------------
Net Assets at December 31
Total net operating assets for reportable segments.        $  1,782,000     $  1,768,000      $    588,000
Corporate net assets...............................              91,000           72,000           372,000
                                                           -------------   --------------   ----------------
         Total net assets..........................        $  1,873,000     $  1,840,000       $   960,000
                                                           =============   ==============   ================

     The information that the chief operating decision maker utilizes includes total net assets as presented in the table above. Total net assets is defined by the Company as total assets less current liabilities. Included in corporate net assets for 1999 were capital expenditures of $2 million.

Other Significant Items

                                                                             (In Thousands)
                                                           -------------------------------------------------
                                                                1999              1998             1997
                                                           -------------   --------------   ----------------
Depreciation and Amortization
Segment totals.....................................        $     77,000     $     75,000      $     38,000
Adjustments........................................               6,000            9,000             5,000
                                                           -------------   --------------   ----------------
Consolidated totals................................        $     83,000      $    84,000       $    43,000
                                                           =============   ==============   ================

                                 MASCOTECH, INC.

     The above adjustments to depreciation and amortization are principally the result of compensation expense related to stock award amortization and prepaid debenture expense amortization.

OTHER INCOME (EXPENSE), NET:

                                                                             (In Thousands)
                                                           -----------------------------------------------
                                                                1999              1998             1997
Other, net:                                                -------------    ---------------   ------------
Net realized and unrealized gains from
   marketable securities...........................        $         --     $      3,330      $     13,130
Interest income....................................               2,170            4,180             3,440
Other, net.........................................              (7,390)          (5,450)              830
                                                           -------------    ---------------   ------------
                                                           $     (5,220)    $      2,060      $     17,400
                                                           =============    ===============   ============
INCOME TAXES:

                                                                             (In Thousands)
                                                           -----------------------------------------------
                                                                1999              1998             1997
Income before income taxes:                                -------------    ---------------   ------------
   Domestic........................................        $    123,610     $    115,630      $    173,410
   Foreign.........................................              15,860           28,890            16,880
                                                           -------------    ---------------   ------------
                                                           $    139,470     $    144,520      $    190,290
                                                           =============    ===============   ============
Provision for income taxes:
   Currently payable:
     Federal.......................................        $     26,810     $     28,210      $     40,290
     State and local...............................               5,450            3,950             6,810
     Foreign.......................................               5,220           15,000            10,430
   Deferred:
     Federal.......................................               7,390              590            18,840
     Foreign.......................................               2,170             (700)           (1,320)
                                                           -------------    ---------------   ------------
     Income taxes..................................        $     47,040     $     47,050      $     75,050
                                                           =============    ===============   ============

 The components of deferred taxes at December 31, 1999 and 1998 are as follows:

                                                                           (In Thousands)
                                                                   ------------------------------
                                                                       1999              1998
                                                                   -------------    -------------
Deferred tax assets:
   Inventories.............................................        $     2,920      $     2,990
   Accrued liabilities and other long-term Liabilities.....             47,880           51,910
   Expected capital loss benefit from disposition of                     8,900            7,910
   Businesses..............................................        -------------    -------------
                                                                        59,700           62,810
                                                                   -------------    -------------
Deferred tax liabilities:
   Property and equipment..................................            111,680          101,640
   Other, principally equity investments in affiliates.....             26,710           26,170
                                                                   -------------    -------------
                                                                       138,390          127,810
                                                                   -------------    -------------
Net deferred tax liability.................................        $    78,690      $    65,000
                                                                   =============    =============

                                 MASCOTECH, INC.

     The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income before income taxes:


                                                                             (In Thousands)
                                                           --------------------------------------------------
                                                                1999              1998             1997
                                                           --------------   ---------------   ---------------
U.S. federal statutory rate........................                  35%              35%               35%
                                                           --------------   ---------------   ---------------
Tax at U.S. federal statutory rate.................        $     48,810     $     50,580      $     66,600
State and local taxes, net of federal tax benefit..               3,540            2,570             4,430
Higher effective foreign tax rate..................               1,840            4,210             3,200
Non-taxable additional consideration from
   previously sold business........................                  --           (8,190)           (1,710)
Disposition of businesses..........................              (7,870)          (2,400)               --
Amortization in excess of tax, net.................               2,950            1,390              (760)
Other, net.........................................              (2,230)          (1,110)            3,290
                                                           --------------   ---------------   ---------------
   Income taxes....................................        $     47,040     $     47,050      $     75,050
                                                           ==============   ===============   ===============

     A provision has not been made at December 31, 1999 for U.S. or additional foreign withholding taxes on approximately $93 million of undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. Generally, such earnings become subject to U.S. tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the following methods were used to estimate the fair value of each class of financial instruments:

Cash and Cash Investments

     The carrying amount reported in the balance sheet for cash and cash investments approximates fair value.

Marketable Securities, Notes Receivable and Other Assets

     Fair values of financial instruments included in marketable securities, notes receivable and other assets were estimated using various methods including quoted market prices and discounted future cash flows based on the incremental borrowing rates for similar types of investments. In addition, for variable-rate notes receivable that fluctuate with the prime rate, the carrying amounts approximate fair value.

Long-Term Debt

     The carrying amount of bank debt and certain other long-term debt instruments approximate fair value as the floating rates inherent in this debt reflect changes in overall market interest rates. The fair values of the Company's subordinated debt instruments are based on quoted market prices. The fair values of certain other debt instruments are estimated by discounting future cash flows based on the Company's incremental borrowing rate for similar types of debt instruments.

                                 MASCOTECH, INC.

Derivatives

     The Company has limited involvement with derivative financial instruments, and does not use derivatives for trading purposes. The derivatives, principally consisting of futures contracts and interest rate swap agreements, are intended to reduce the market risk associated with the Company's marketable equity securities portfolio and floating rate debt.

     The Company's investment in futures contracts increases in value as a result of decreases in the underlying index and decreases in value when the underlying index increases. The contracts are financial instruments (with off-balance sheet market risk), as they are required to be settled in cash. The Company's market risk is subject to the price differential between the contract market value and contract cost. The average monthly notional amount of futures contracts in 1997 was approximately $17 million. Futures contracts trade on organized exchanges, and as a result, settlement of such contracts has little credit risk. Initial margin requirements are met in cash or other instruments, and changes in the contract values are settled periodically. Initial margin requirements are recorded as cash investments in the balance sheet. Futures contracts are short-term in nature, usually less than six months. There were no contracts outstanding at December 31, 1999 or 1998.

     Interest rate swap agreements covering a notional amount of $400 million of the Company's floating rate debt were entered into in 1998 at an aggregate interest rate of approximately seven percent including the current borrowing spread under the Company's revolving credit agreement. The fair value of the swap agreements was not recognized in the consolidated financial statements since they are accounted for as hedges of the floating rate exposure. These swap agreements expire at various dates in 2000 to 2007.

     The estimated fair value of the interest rate swap agreements, based on current market rates, approximated a net receivable of $13 million at December 31, 1999. Exposure to credit loss occurs when the fair value of the agreements is a net receivable. The interest rate swaps are with major banks of high credit quality; therefore, the risk of non-performance by the counterparties is considered to be negligible.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                                                           (In Thousands)
                                                                1999                            1998
                                                   -----------------------------  ------------------------------
                                                      Carrying          Fair          Carrying          Fair
                                                       Amount          Value           Amount          Value
                                                    ------------   -------------  --------------   -------------
Cash and cash investments....................       $     4,490    $     4,490     $    29,390     $    29,390
Notes receivable and other assets............       $     4,180    $     4,560     $     5,290     $     4,480
Long-term debt:
   Bank debt.................................       $ 1,039,890    $ 1,039,890     $ 1,051,260     $ 1,051,260
   41/2% Convertible Subordinated
     Debentures..............................       $   305,000    $   225,700     $   310,000     $   251,100
Other long-term debt.........................       $    28,000    $    27,850     $    26,980     $    25,580

                                 MASCOTECH, INC.

INTERIM AND OTHER SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):

                                                  (In Thousands Except Per Share Amounts)
                                                          For The Quarters Ended
                                -------------------------------------------------------------------------
                                 December          September              June                  March
                                   31st              30th                 30th                   31st
1999:                            ----------       ------------        ------------         -------------
----
Net sales...................      $395,220          $399,300            $436,510              $448,660
Gross profit................      $103,980          $99,340             $113,690              $116,020
Net income..................      $ 22,260          $ 20,200            $ 26,110              $ 23,860
   Per common share:
       Basic................      $    .54           $   .49             $   .64               $   .58
       Diluted..............      $    .45           $   .41             $   .51               $   .47
Market price per common share:
High........................      $     17   1/16    $    17    11/16    $    17      3/4      $    17
Low.........................      $     10    5/8    $    15     9/16    $    15      1/8      $    14
1998:
Net sales...................      $401,760          $399,500            $433,480              $400,760
Gross profit................      $104,960          $100,150            $117,070              $104,390
Net income..................      $ 18,120          $ 16,790            $ 29,820              $ 32,740
   Per common share:
       Basic................      $    .43           $   .38             $   .68               $   .74
       Diluted..............      $    .36           $   .33             $   .54               $   .60
Market price per common share:
   High.....................      $     18    3/4    $    24     1/8     $    26      7/16     $    23      1/4
   Low......................      $     15    1/4    $    16     1/4     $    22      5/16     $    17      11/16

     In the first quarter and second quarter of 1999, the Company recognized non-cash charges aggregating approximately $6 million pre-tax to reflect the other than temporary decline in value of equity affiliates of the Company.

     In 1999, the Company completed the sale of its aftermarket-related and vacuum metalizing businesses. These transactions resulted in a pre-tax gain of approximately $26 million, of which approximately $10 million was recognized in the first quarter 1999 and approximately $16 million in the second quarter 1999.

     In the second quarter 1999, the Company recorded a non-cash pre-tax charge of approximately $17.5 million related to impairment of certain long-lived assets, which included its hydroforming equipment and related intellectual property.

     In the fourth quarter 1999, the Company recognized pre-tax charges aggregating approximately $12 million, principally related to the closure of a plant and the sale of a business.

     In January 1998, the Company completed the acquisition of TriMas Corporation ("TriMas") by purchasing all the outstanding shares of TriMas not already owned by the Company for approximately $920 million. The results for 1998 reflect TriMas' sales and operating results from the date of acquisition.

     Results for first quarter 1998 benefitted from pre-tax gains aggregating approximately $12 million which resulted from partial recognition of a deferred gain related to the 1997 divestiture of a business and gains from the Company's marketable securities portfolio.

     Second quarter results for 1998 were impacted by a charge (approximately $41 million pre-tax) principally related to the disposition of certain businesses. This charge more than offset the gain related to additional consideration received by the Company in the second quarter of 1998 resulting from the disposition of MascoTech Stamping Technologies, Inc. in 1996.

                                 MASCOTECH, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEET
                    September 30, 2000 and December 31, 1999
                             (Dollars in Thousands)


                                                                                        September 30,      December 31,
        ASSETS                                                                              2000               1999
                                                                                        -------------      --------------
        Current assets:
            Cash and cash investments..........................................         $   14,100           $    4,490
            Receivables........................................................            195,070              218,960
            Inventories........................................................            177,010              183,600
            Deferred and refundable income taxes...............................             24,490               46,750
            Prepaid expenses and other assets..................................             16,490               16,320
                                                                                        ----------           ----------
                  Total current assets.........................................            427,160              470,120

        Equity and other investments in affiliates.............................            115,530              110,730
        Property and equipment, net............................................            741,860              722,680
        Excess of cost over net assets of acquired
            Companies                                                                      755,560              759,330
        Notes receivable and other assets......................................             39,290               38,410
                                                                                        ----------           ----------
                  Total assets.................................................         $2,079,400           $2,101,270
                                                                                        ==========           ==========

        LIABILITIES
        Current liabilities:
            Accounts payable...................................................         $  138,990           $  114,490
            Accrued liabilities................................................            116,970              113,910
                                                                                        ----------           ----------
                  Total current liabilities....................................            255,960              228,400

        Convertible subordinated debentures....................................            305,000              305,000
        Long-term debt.........................................................            949,900            1,067,890
        Deferred income taxes and other long-term Liabilities..................            226,790              199,600
                                                                                        ----------           ----------
                  Total liabilities............................................          1,737,650            1,800,890
                                                                                        ----------           ----------

        SHAREHOLDERS' EQUITY
        Preferred stock, $1 par:
            Authorized:  25 million;
            Outstanding:  None.................................................                ---                  ---
        Common stock, $1 par:
            Authorized:  250 million;
            Outstanding:  44.7 million and 44.6 million........................             44,730               44,640
        Paid-in capital........................................................                 10                  ---
        Retained earnings......................................................            383,450              324,290
        Accumulated other comprehensive loss...................................            (42,710)             (24,870)
        Less:  Restricted stock awards.........................................            (43,730)             (43,680)
                                                                                        ----------           ----------
                  Total shareholders' equity...................................            341,750              300,380
                                                                                        ----------           ----------
                  Total liabilities and shareholders' equity...................         $2,079,400           $2,101,270
                                                                                        ==========           ==========

     The accompanying notes are an integral part of the consolidated condensed financial statements.

                                 MASCOTECH, INC.
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
         For The Three and Nine Months Ended September 30, 2000 and 1999
                 (Dollars In Thousands Except Per Share Amounts)

                                                           Three Months Ended                    Nine Months Ended
                                                              September 30                          September 30
                                                     -------------------------------      -------------------------------
                                                         2000               1999               2000              1999
                                                     -----------       -------------      ---------------   -------------
Net sales...................................         $ 393,770           $ 399,300          $1,295,480         $1,284,470
Cost of sales...............................          (298,360)           (299,960)           (966,590)          (955,420)
Selling, general and administrative expenses           (49,970)            (51,030)           (163,130)          (163,430)
Gain (charge) for disposition of businesses, net         2,800                 ---               2,800             26,550
Charge for asset impairment.................               ---                 ---                 ---            (17,510)
                                                     ---------           ---------          ----------         ----------

       Operating profit.....................            48,240              48,310             168,560            174,660
                                                     ---------           ---------          ----------         ----------

Other income (expense), net:
    Interest expense........................           (20,720)            (20,010)            (64,500)           (61,280)
    Equity and interest income from affiliates,           (520)              5,000               9,170             10,530
net
    Loss from change in investment of an
       equity affiliate.....................               ---                 ---                 ---             (3,150)
    Other, net..............................             2,420                (280)              2,120             (2,320)
                                                     ---------           ---------          ----------         ----------
                                                       (18,820)            (15,290)            (53,210)           (56,220)
                                                     ---------           ---------          ----------         ----------

Income before income taxes..................            29,420              33,020             115,350            118,440
Income taxes................................            11,560              12,820              45,490             48,270
                                                     ---------           ---------          ----------         ----------

Net income..................................         $  17,860           $  20,200          $   69,860         $   70,170
                                                     =========           =========          ==========         ==========

Basic earnings per share....................         $      .44          $      .49         $     1.71         $     1.71
                                                     ==========          ==========         ==========         ==========
Diluted earnings per share..................         $      .37          $      .41         $     1.39         $     1.39
                                                     ==========          ==========         ==========         ==========

Cash dividends declared per share...........         $      .08          $      .08         $      .24         $      .22
                                                     ==========          ==========         ==========         ==========

Cash dividends paid per share...............         $      .08          $      .08         $      .24         $      .22
                                                     ==========          ==========         ==========         ==========

 The accompanying notes are an integral part of the consolidated condensed financial statements.

                                 MASCOTECH, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
              For The Nine Months Ended September 30, 2000 and 1999
                             (Dollars In Thousands)


                                                                                           Nine Months Ended
                                                                                              September 30
                                                                                    -------------------------------
                                                                                        2000               1999
                                                                                    ------------      -------------
CASH FROM (USED FOR):
    OPERATIONS:
       Net cash from earnings.............................................           $ 147,150          $ 138,030
       Decrease in inventories............................................               9,570             11,100
       (Increase) in receivables..........................................             (23,670)           (21,350)
       Proceeds from accounts receivable sale.............................              48,260                ---
       Increase (decrease) in accounts payable and accrued liabilities....              22,740            (13,020)
       Decrease in prepaid expenses and other current assets..............              20,460              6,510
       Other, net.........................................................              (6,760)            (2,420)
                                                                                     ---------          ---------
          Net cash from operating activities..............................             217,750            118,850
                                                                                     ---------          ---------

    FINANCING:
       Payment of debt....................................................            (154,450)           (35,190)
       Increase in debt...................................................              31,620             22,240
       Payment of common stock dividends..................................             (10,700)            (9,900)
       Retirement of Company common stock.................................                 ---            (19,530)
       Proceeds from interest rate swap settlement........................              15,820                ---
       Other, net.........................................................              (5,100)               680
                                                                                     ---------          ---------
          Net cash (used for) financing Activities........................            (122,810)           (41,700)
                                                                                     ---------          ---------

    INVESTMENTS:
       Capital expenditures...............................................             (78,790)          (100,800)
       Cash received from sale of businesses, net.........................               3,200             90,470
       Acquisition of businesses, net of cash acquired....................             (21,090)           (87,670)
       Other, net.........................................................              11,350              3,810
                                                                                     ---------          ---------
          Net cash (used for) investing Activities........................             (85,330)           (94,190)
                                                                                     ---------          ---------

    CASH AND CASH INVESTMENTS:
       (Decrease) increase for the nine months............................               9,610            (17,040)
       At January 1.......................................................               4,490             29,390
                                                                                     ---------          ---------
       At September 30....................................................           $  14,100          $  12,350
                                                                                     =========          =========

    SUPPLEMENTAL CASH FLOW INFORMATION:

       Net cash (received)/paid during the period for:

          Interest........................................................           $  57,170          $  55,570
                                                                                     =========          =========

          Income taxes....................................................           $    (900)         $  27,220
                                                                                     =========          =========

 The accompanying notes are an integral part of the consolidated condensed financial statements.

                                 MASCOTECH, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

A. In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments, which are normal and recurring in nature, necessary to present fairly its financial position as at September 30, 2000 and the results of operations for the three and nine months ended September 30, 2000 and 1999 and cash flows for the nine months ended September 30, 2000 and 1999. Certain amounts for the period ended September 30, 1999 have been reclassified to conform to the presentation adopted in 2000.

B.   Inventories by component are as follows (in thousands):

                                                September 30,   December 31,
                                                    2000            1999
                                                -------------   ------------
      Finished goods.....................         $ 78,490       $  86,240
      Work in process....................           50,250          45,940
      Raw materials......................           48,270          51,420
                                                  --------       ---------
                                                  $177,010       $ 183,600

C. Property and equipment, net reflects accumulated depreciation of $360 million and $323 million as at September 30, 2000 and December 31, 1999, respectively.

D. The Company's total comprehensive income for the period was as follows (in thousands):

                                                                        Three Months Ended            Nine Months Ended
                                                                           September 30,                September 30,
                                                                        -------------------------  --------------------------
                                                                        2000           1999          2000           1999
                                                                        --------      ----------   ------------   -----------
      Net income.................................................       $17,860        $20,200      $  69,860       $70,170
      Other comprehensive (loss)/Income..........................        (9,580)         4,110        (17,840)       (9,580)
                                                                        -------        -------      ---------       -------
             Total comprehensive income..........................       $ 8,280        $24,310      $  52,020       $60,590
                                                                        =======        =======      =========       =======

     The majority of other comprehensive loss relates to foreign currency translation.

E. In March 2000, the Company acquired a manufacturer of towing equipment and accessories. The acquisition was accounted for as a purchase and results are included from date of acquisition.

F. Interest rate swap agreements covering a notional debt amount of $400 million expired or were terminated in June 2000 at a gain, and the Company received proceeds of approximately $15.8 million. The Company has deferred a portion of the gain in the amount of approximately $13.7 million at September 30, 2000, which will be recognized through a reduction in annual interest expense through 2003. The cash proceeds were used for the reduction of long-term debt and are reflected as financing activities in the Consolidated Condensed Statement of Cash Flows.

G. Segment activity for the three and nine months ended September 30, 2000 and 1999 is as follows:

                                                                  Three Months Ended            Nine Months Ended
                                                                     September 30                 September 30
                                                               -------------------------  ---------------------------
                                                                  2000          1999           2000           1999
                                                               -----------  ------------  ------------  -------------
   REVENUES FROM EXTERNAL CUSTOMERS
   Specialty Metal Formed Products.......................       $197,230      $197,880     $  643,410      $  606,830
   Towing Systems........................................         65,640        65,670        230,570         213,820
   Specialty Fasteners...................................         51,390        58,800        170,640         180,940
   Specialty Packaging & Sealing Products................         52,020        50,440        169,870         163,950
   Specialty Industrial Products.........................         27,490        26,510         80,990          80,120
                                                                --------      --------     ----------
   Companies Sold or Held for Sale.......................            ---           ---            ---          38,810
                                                                --------      --------     ----------      ----------

          Total..........................................       $393,770      $399,300     $1,295,480      $1,284,470
                                                                ========      ========     ==========      ==========

   INTERSEGMENT REVENUES
   Specialty Metal Formed Products.......................       $  1,860      $  2,180     $    6,290      $    6,710
   Towing Systems........................................          1,840         1,980          7,630           6,230
   Specialty Fasteners...................................            410         1,020          2,070           2,590
   Specialty Packaging & Sealing Products................             50           ---            150             ---
   Specialty Industrial Products.........................            130           210            440             570
   Companies Sold or Held for Sale.......................            ---           ---            ---             930
                                                                --------      --------     ----------      ----------

          Total..........................................       $  4,290      $  5,390     $   16,580      $   17,030
                                                                ========      ========     ==========      ==========

   OPERATING PROFIT
   Specialty Metal Formed Products.......................       $ 27,940      $ 24,860     $   91,120      $   82,430
   Towing Systems........................................          6,830         8,500         34,080          31,660
   Specialty Fasteners...................................          6,990         7,370         19,920          23,780
   Specialty Packaging & Sealing Products................         10,210         9,420         31,890          29,770
   Specialty Industrial Products.........................         (1,580)        3,080          4,040           9,690
   Companies Sold or Held for Sale.......................            ---           ---            ---           4,390
                                                                --------      --------     ----------      ----------

          Total..........................................       $ 50,390      $ 53,230     $  181,050      $  181,720
                                                                ========      ========     ==========      ==========

   OPERATING PROFIT
   Total operating profit for reportable Segments........       $ 50,390      $ 53,230      $181,050        $181,720
   General corporate expenses............................         (4,950)       (4,920)      (15,290)        (16,100)
   Gain (charge) for disposition of businesses, net......          2,800           ---         2,800          26,550
   Charge for asset impairment...........................            ---           ---           ---         (17,510)
                                                                --------      --------      --------        --------

          Total operating profit.........................       $ 48,240      $ 48,310      $168,560        $174,660
                                                                ========      ========      ========        ========

H. The following are reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per share:

                                                                  Three Months Ended          Nine Months Ended
                                                                     September 30               September 30
                                                                 -----------------------   -----------------------
                                                                   2000         1999         2000          1999
                                                                 ----------  -----------   ----------   ----------
Weighted average number of shares outstanding.............         40,930        41,280       40,970       41,120
                                                                 ========      ========     ========     ========
Earnings used for basic earnings per share computation....       $ 17,860      $ 20,200     $ 69,860     $ 70,170
                                                                 ========      ========     ========     ========

Basic earnings per share..................................       $    .44      $    .49     $   1.71     $   1.71
                                                                 ========      ========     ========     ========
Total shares used for basic earnings per share computation         40,930        41,280       40,970       41,120
Dilutive securities:
    Stock options.........................................            400           610          370          590
    Convertible debentures................................          9,840         9,840        9,840        9,840
    Contingently issuable shares..........................          4,030         3,570        4,100        3,760
                                                                 --------      --------     --------     --------
    Total shares used for diluted earnings per share               55,200        55,300       55,280       55,310
                                                                 ========      ========     ========     ========
computation...............................................

Earnings used for basic earnings per share computation....       $ 17,860      $ 20,200     $ 69,860     $ 70,170
Add back of debenture interest............................          2,340         2,340        7,020        6,970
                                                                 --------      --------     --------     --------
    Earnings used for diluted earnings per share computation     $ 20,200      $ 22,540     $ 76,880     $ 77,140
                                                                 ========      ========     ========     ========
Diluted earnings per share................................       $    .37      $    .41     $   1.39     $   1.39
                                                                 ========      ========     ========     ========

Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were converted or exercised into common stock.

I. During June 2000, the Company entered into an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a wholly owned, bankruptcy-remote, special purpose subsidiary ("MTSPC") of the Company. MTSPC has sold and, subject to certain conditions, may from time to time sell, an undivided fractional ownership interest in the pool of receivables up to approximately $50 million to a third party multi-seller receivables funding company (the "conduit"). Upon sale to the conduit, MTSPC holds a subordinated retained interest in the receivables. The estimated fair value of the subordinated retained interest, excluding allowance for doubtful accounts, was approximately $19.9 million at September 30, 2000, which is included in the receivables balance. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. The Company services, administers, and collects the receivables on behalf of MTSPC and the conduit. The proceeds of sale are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs of approximately $1 million included in other expense. The initial proceeds were used for the reduction of long-term debt and are reflected as operating cash flows in the accompanying Consolidated Condensed Statement of Cash Flows.

J. The Company completed the sale of its aftermarket-related and vacuum metalizing businesses in 1999. These transactions resulted in a pre-tax gain of approximately $26 million.

K. In the second quarter of 1999, the Company recognized a non-cash charge of $3.1 million pre-tax to reflect the other than temporary decline in value of an equity affiliate of the Company.

L. In the second quarter 1999, the Company recorded a non-cash charge of $17.5 million related to an impairment of certain long lived assets, related to its hydroforming equipment and intellectual property. The revised carrying values of these assets were generally calculated based on expected future cash flows which were determined to be insufficient to recover the related carrying value.

M. On August 2, 2000, the Company entered into a definitive agreement to merge with Riverside Company LLC, an affiliate of Heartland Industrial Partners, L.P. in a going private transaction. The value of the recapitalization transaction, including the assumption of debt, is expected to exceed $2 billion. Holders of common stock at the time of the recapitalization merger will be entitled to receive, in exchange for each share of MascoTech common stock, $16.90 in cash. In addition, such shareholders will be entitled to additional amounts from the net proceeds of the disposition of the Company's interest in Saturn Electronics & Engineering, Inc. There is no assurance as to the amount of payments, if any, to the stockholders as a result of the disposition of the Company's interest in Saturn. The transaction is subject to certain conditions, including the completion of financing and a stockholder vote, currently scheduled for November 28, 2000.

================================================================================





                                 MascoTech, Inc.




                                 464,785 Shares




                                  Common Stock




                   ------------------------------------------

                                   PROSPECTUS

                  -------------------------------------------











                                     , 2001



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated costs and expenses to be incurred by us in connection with the offering of the shares of common stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee...............       $1,964
Accountant's Fees and Expenses....................................            *
Legal Fees and Expenses ..........................................            *
Miscellaneous Fees and Expenses...................................            *
                                                                         -------
         Total....................................................       $    *
                                                                         =======

---------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware empowers us to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of MascoTech or is or was serving as such with respect to another corporation or other entity at our request. Article 12 of our certificate of incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers shall be indemnified and held harmless by us to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article 12 are contractual rights and include the right to be paid by us the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

     Article 11 of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which a director derives improper personal benefit.

     Our directors and officers are covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the 1934 Act), which might be incurred by them in such capacities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None of our securities which were not registered under the Act have been issued or sold by us within the past three years except as follows:

          1. On August 6, 1998, we issued 1,006,974 shares of common stock plus cash consideration to K-Tech Mfg., Inc. shareholders in exchange for all of their outstanding common stock, pursuant to an agreement and plan of reorganization, by and among us, K-Tech Mfg., Inc. and all of the K-Tech Mfg., Inc. shareholders. In accordance with this agreement, as amended, we issued 464,785 shares of common stock on December 1, 2000 to the former K-Tech stockholders.

          2. On November 28, 2000, we issued a total of 30,118,771 shares of common stock to Heartland Industrial Partners, L.P., its affiliates and other equity co-investors, at a price per share of $16.90 for a total value of approximately $435 million, pursuant to the recapitalization agreement.

          3. On December 15, 2000, we issued 7,455,614 shares of common stock at a price per share of $16.90 in connection with the Simpson acquisition.

     The issuance of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us at the time of their investment decision.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      Exhibits:

     The following exhibits are filed as part of this registration statement:

Exhibit
Number                      Description
-------                     -----------

     2 Recapitalization Agreement dated as of August 1, 2000 between MascoTech, Inc. and Riverside Company LLC, as amended.
     3.1  Certificate of incorporation of the registrant.
     3.2  Amended bylaws of the registrant.
     4.1  Specimen common stock certificate.
     4.2 Indenture dated as of November 2, 1986 between Masco Industries, Inc. (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York, as Trustee; Agreement of Appointment and Acceptance of Successor Trustee dated as of August 4, 1994 among MascoTech, Inc., Morgan Guaranty Trust Company of New York and The First National Bank of Chicago; Supplemental Indenture dated as of August 5, 1994, between MascoTech, Inc. and The First National Bank of Chicago, as Trustee; Directors' resolutions establishing the Company's 4 1/2% Convertible Subordinated Debentures Due 2003; and Form of Note (incorporated by reference from Exhibit 4.9 to the Registrant's Form 10-K for the year ended December 31, 1999).
     4.3 Supplemental Indenture No. 2 dated November 28, 2000 to the Indenture dated as of November 1, 1986 between Masco Industries (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York.
     4.4 Supplemental Indenture No. 3 dated November 28, 2000 to the Indenture dated as of November 1, 1986 between Masco Industries (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York.
     5* Opinion of Cahill Gordon & Reindel as to the legality of securities being offered.

     10.1 Credit Agreement dated as of November 28, 2000 among MascoTech, Inc., Metalync Company LLC, the subsidiary term borrowers party thereto, the foreign subsidiary borrowers party thereto, the lenders party thereto and Chase Manhattan Bank, as administrative agent.
     10.2 Receivables Purchase Agreement dated as of November 28, 2000 among MascoTech, the Sellers named therein and MTSPC, Inc. as Purchaser.
     10.3 Receivables Transfer Agreement dated as of November 28, 2000 by and among MTSPC, Inc., MascoTech, Inc., The Chase Manhattan Bank, and the other parties named therein.
     10.4 Subordinated Loan Agreement dated as of November 28, 2000 between MascoTech, Inc. and Masco Corporation.
     10.5* Master Lease Agreement dated as of December 2000 between General
          Electric Capital Corporation and Simpson Industries, Inc.
     10.6* Master Lease Agreement dated as of December 2000 between General
          Electric Capital Corporation and Simpson Industries, Inc.
     10.7 Change of Control Agreement with William T. Anderson, dated September 21, 2000 (incorporated by reference to Exhibit 10.b of the Registrant's report on Form 10-Q for the period ended September 30,
          2000).
     10.8 Change of Control Agreement with David B. Liner, dated September 21, 2000 (incorporated by reference to Exhibit 10.c of the Registrant's report on Form 10-Q for the period ended September 30, 2000).
     10.9 Change of Control Agreement with Leroy H. Runk, dated September 21, 2000 (incorporated by reference to Exhibit 10.d of the Registrant's report on Form 10-Q for the period ended September 30, 2000).
     10.10 Change of Control Agreement with James F. Tompkins, dated September 21, 2000 (incorporated by reference to Exhibit 10.e of the Registrant's report on Form 10-Q for the period ended September 30,
          2000).
     10.11* Consulting Agreement with Frank Hennessey, dated November 2000. 10.12* Employment and Consulting Agreement with Lee M. Gardner, dated
          November 2000.
     10.13* Employment and Consulting Agreement with Timothy Wadhams, dated
          November 2000.
     10.14 Amendment No. 1 dated as of October 23, 2000 (incorporated by reference to Exhibit 10.f of the Registrant's report on Form 10-Q for the period ended September 30, 2000) to Recapitalization Agreement dated as of August 1, 2000 (filed as an exhibit to the Current Report on Form 8-K dated August 7, 2000, Commission File No. 001-12068).
     10.15 Stock Purchase Agreement by and between MascoTech, Inc. and Citicorp Venture Capital, Ltd, dated as of August 1, 2000 (incorporated by reference to Annex D to the Proxy Statement dated October 26, 2000, Commission File No. 001-12068).
     10.16 Corporate Services Agreement and Annex dated as of January 1, 1987 between Masco Industries, Inc. (now known as MascoTech, Inc.) and Masco Corporation, Amendment No. 1 dated January 22, 1998 and June 17, 1998 (incorporated by reference to Exhibit 10.b of the Registrant's report on 10-K for the year ended December 31, 1999).
     10.17 Corporate Opportunities Agreement dated as of May 1, 1984 between Masco Corporation and Masco Industries, Inc. (now known as MascoTech, Inc.)(1) and Amendment No. 1 dated as of October 31, 1996 (incorporated by reference to Exhibit 10.b of the Registrant's report on 10-K for the year ended December 31, 1999).
     10.18 Amendment No. 2 to the Corporate Series Agreement between Masco Industries (now known as MascoTech, Inc.) and Masco Corporation.
     10.19 Amendment No. 2 to Corporate Opportunities Agreement between Masco Industries, Inc. (now known as MascoTech, Inc.) and Masco Corporation.
     10.20 Shareholders Agreement by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, certain of their respective affiliates and other co-investors a party thereto, dated as of November 28, 2000.
     21   Subsidiaries of the registrant.
     23.1* Consent of Cahill Gordon & Reindel (included in their opinion filed as Exhibit 5.1).
     23.2 Consent of PricewaterhouseCoopers LLP.
     24 Power of attorney (included on signature page to this registration statement).

---------------

* To be filed by amendment.


(b)  Financial Statement Schedules:

     (i) Financial statements of TriMas Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 (and PricewaterhouseCoopers LLP's opinion thereon) (incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 1999).

     (ii) Financial Statement Schedule of the Registrant (II. Valuation and Qualifying Accounts) for the years ended December 31, 1999, 1998, and 1997 (and PricewaterhouseCoopers LLP's opinion thereon) (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 1999).

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant, MascoTech, Inc., hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus files with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended , that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taylor, State of Michigan, on December 27, 2000.

                        MASCOTECH, INC.


                        By:    /s/ Timothy Wadhams
                               ------------------------------------------
                               Name:  Timothy Wadhams
                               Title: Chief Financial Officer, Executive Vice
                                           President, Finance and Administration

                                POWER OF ATTORNEY

     Each of the undersigned hereby constitutes and appoints David A. Stockman, a director of the registrant, and Daniel P. Tredwell, a director of the registrant, or any one or more of them, its attorneys-in-fact and agents, each with full power of substitution and resubstitution for any of them in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                    Signature                                           Title                              Date

/s/ Timothy D. Leuliette                            Chief Executive Officer and Director           December 27, 2000
-----------------------------------------------     (Principal Executive Officer)
Timothy D. Leuliette

/s/ Timothy Wadhams                                 Executive Vice President, Finance and          December 27, 2000
-----------------------------------------------     Administration, Chief Financial Officer
Timothy Wadhams                                     (Principal Financial Officer)


/s/ William T. Anderson                             Vice President--Controller                      December 27, 2000
-----------------------------------------------     (Principal Accounting Officer)
William T. Anderson

/s/ Gary M. Banks                                   Director                                       December 27, 2000
-----------------------------------------------
Gary M. Banks

/s/ Lee M. Gardner                                  Director                                       December 27, 2000
-----------------------------------------------
Lee M. Gardner

/s/ Cynthia L. Hess                                 Director                                       December 27, 2000
-----------------------------------------------
Cynthia L. Hess

/s/ Perry J. Lewis                                  Director                                       December 27, 2000
-----------------------------------------------
Perry J. Lewis

/s/ J. Michael Losh                                 Director                                       December 27, 2000
-----------------------------------------------
J. Michael Losh

/s/ Richard A. Manoogian                            Director                                       December 27, 2000
-----------------------------------------------
Richard A. Manoogian

/s/ David I. Margolis                               Director                                       December 27, 2000
-----------------------------------------------
David I. Margolis

/s/ Thomas Stallkamp                                Director                                       December 27, 2000
-----------------------------------------------
Thomas Stallkamp

/s/ David A. Stockman                               Director                                       December 27, 2000
-----------------------------------------------
David A. Stockman

/s/ Daniel P. Tredwell                              Director                                       December 27, 2000
-----------------------------------------------
Daniel P. Tredwell

                                  EXHIBIT INDEX


Exhibit
Number                              Description
-------                             -----------

     2 Recapitalization Agreement dated as of August 1, 2000 between MascoTech, Inc. and Riverside Company LLC, as amended.
     3.1  Certificate of incorporation of the registrant.
     3.2  Amended bylaws of the registrant.
     4.1  Specimen common stock certificate.
     4.2 Indenture dated as of November 2, 1986 between Masco Industries, Inc. (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York, as Trustee; Agreement of Appointment and Acceptance of Successor Trustee dated as of August 4, 1994 among MascoTech, Inc., Morgan Guaranty Trust Company of New York and The First National Bank of Chicago; Supplemental Indenture dated as of August 5, 1994, between MascoTech, Inc. and The First National Bank of Chicago, as Trustee; Directors' resolutions establishing the Company's 4 1/2% Convertible Subordinated Debentures Due 2003; and Form of Note (incorporated by reference from Exhibit 4.9 to the Registrant's Form 10-K for the year ended December 31, 1999).
     4.3 Supplemental Indenture No. 2 dated November 28, 2000 to the Indenture dated as of November 1, 1986 between Masco Industries (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York.
     4.4 Supplemental Indenture No. 3 dated November 28, 2000 to the Indenture dated as of November 1, 1986 between Masco Industries (now known as MascoTech, Inc.) and Morgan Guaranty Trust Company of New York.
     5* Opinion of Cahill Gordon & Reindel as to the legality of securities being offered.
     10.1 Credit Agreement dated as of November 28, 2000 among MascoTech, Inc., Metalync Company LLC, the subsidiary term borrowers party thereto, the foreign subsidiary borrowers party thereto, the lenders party thereto and Chase Manhattan Bank, as administrative agent.
     10.2 Receivables Purchase Agreement dated as of November 28, 2000 among MascoTech, the Sellers named therein and MTSPC, Inc. as Purchaser.
     10.3 Receivables Transfer Agreement dated as of November 28, 2000 by and among MTSPC, Inc., MascoTech, Inc., The Chase Manhattan Bank, and the other parties named therein.
     10.4 Subordinated Loan Agreement dated as of November 28, 2000 between MascoTech, Inc. and Masco Corporation.
     10.5* Master Loan Agreement dated as of December 2000 between General
          Electric Capital Corporation and Simpson Industries, Inc.
     10.6* Master Lease Agreement dated as of December 2000 between General
          Electric Capital Corporation and Simpson Industries, Inc.
     10.7 Change of Control Agreement with William T. Anderson, dated September 21, 2000 (incorporated by reference to Exhibit 10.b of the Registrant's report on Form 10-Q for the period ended September 30,
          2000).
     10.8 Change of Control Agreement with David B. Liner, dated September 21, 2000 (incorporated by reference to Exhibit 10.c of the Registrant's report on Form 10-Q for the period ended September 30, 2000).
     10.9 Change of Control Agreement with Leroy H. Runk, dated September 21, 2000 (incorporated by reference to Exhibit 10.d of the Registrant's report on Form 10-Q for the period ended September 30, 2000).
     10.10 Change of Control Agreement with James F. Tompkins, dated September 21, 2000 (incorporated by reference to Exhibit 10.e of the Registrant's report on Form 10-Q for the period ended September 30,
          2000).

     10.11* Consulting Agreement with Frank Hennessey, dated November 2000. 10.12* Employment and Consulting Agreement with Lee M. Gardner, dated
          November 2000.
     10.13* Employment and Consulting Agreement with Timothy Wadhams, dated
          November 2000.
     10.14 Amendment No. 1 dated as of October 23, 2000 (incorporated by reference to Exhibit 10.f of the Registrant's report on Form 10-Q for the period ended September 30, 2001) to Recapitalization Agreement dated as of August 1, 2000 (filed as an exhibit to the Current Report on Form 8-K dated August 7, 2000, Commission File No. 001-12068).
     10.15 Stock Purchase Agreement by and between MascoTech, Inc. and Citicorp Venture Capital, Ltd, dated as of August 1, 2000 (incorporated by reference to Annex D to the Proxy Statement dated October 26, 2000, Commission File No. 001-12068).
     10.16 Corporate Services Agreement and Annex dated as of January 1, 1987 between Masco Industries, Inc. (now known as MascoTech, Inc.) and Masco Corporation, Amendment No. 1 dated January 22, 1998 and June 17, 1998 (incorporated by reference to Exhibit 10.b of the Registrant's report on 10-K for the year ended December 31, 1999).
     10.17 Corporate Opportunities Agreement dated as of May 1, 1984 between Masco Corporation and Masco Industries, Inc. (now known as MascoTech, Inc.)(1) and Amendment No. 1 dated as of October 31, 1996 (incorporated by reference to Exhibit 10.b of the Registrant's report on 10-K for the year ended December 31, 1999).
     10.18 Amendment No. 2 to the Corporate Series Agreement between Masco Industries (now known as MascoTech, Inc.) and Masco Corporation.
     10.19 Amendment No. 2 to Corporate Opportunities Agreement between Masco Industries, Inc. (now known as MascoTech, Inc.) and Masco Corporation.
     10.20 Shareholders Agreement by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, certain of their respective affiliates and other co-investors a party thereto, dated as of November 28, 2000.
     21   Subsidiaries of the registrant.
     23.1* Consent of Cahill Gordon & Reindel (included in their opinion filed as Exhibit 5.1).
     23.2 Consent of PricewaterhouseCoopers LLP.
     24 Power of attorney (included on signature page to this registration statement).

---------------

* To be filed by amendment.